                                  SALTON LOGO


                               OFFER TO EXCHANGE
                         ALL OUTSTANDING 10 3/4% SENIOR
                          SUBORDINATED NOTES DUE 2005
                       ($125,000,000 AGGREGATE PRINCIPAL
                              AMOUNT OUTSTANDING)
                                      FOR
                          10 3/4% SENIOR SUBORDINATED
                               NOTES DUE 2005 OF

                                  SALTON, INC.

                            TERMS OF EXCHANGE OFFER


- Expires 5:00 p.m., New York City time, March 4, 1999, unless extended


- Not subject to any condition other than that the Exchange Offer not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission

- All outstanding notes that are validly tendered and not validly withdrawn will be exchanged

- Tenders of outstanding notes may be withdrawn any time prior to 5:00 p.m. on the business day prior to expiration of the Exchange Offer

- The exchange of notes will not be a taxable exchange for the U.S. federal income tax purposes

- We will not receive any proceeds from the Exchange Offer

- The terms of the notes to be issued are substantially identical to the outstanding notes, except for certain transfer restrictions and registration rights relating to the outstanding notes
                            ------------------------

     See "Risk Factors" beginning on page 25 for a discussion of certain matters that should be considered by prospective investors.
                            ------------------------
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes to be distributed in the exchange offer, nor have any of these organizations determined that this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                            ------------------------

                The date of this Prospectus is February 2, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................    2
Available Information.......................................    4
Incorporation of Certain Documents by Reference.............    4
Summary.....................................................    6
Risk Factors................................................   25
Use of Proceeds.............................................   36
The Exchange Offer..........................................   37
Capitalization..............................................   44
Pro Forma Condensed Consolidated Financial Information......   45
Selected Historical Financial and Other Data................   53
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   57
Business....................................................   67
Management..................................................   80
Share Ownership.............................................   84
Certain Transactions........................................   85
Description of Preferred Stock and Certain Indebtedness.....   86
Description of the New Notes................................   88
Plan of Distribution........................................  115
Legal Matters...............................................  116
Experts.....................................................  116
Index to Financial Statements...............................  F-1

                           -------------------------

                           FORWARD-LOOKING STATEMENTS

     This Prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation the statements under "Summary," "Risk Factors," "Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The words "believes," "anticipates," "plans," "expects," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

     - Our degree of leverage;

     - Economic conditions and the retail environment;

     - The timely development, introduction and customer acceptance of our products;

     - Competitive products and pricing;

     - Dependence on foreign suppliers and supply and manufacturing constraints;

     - Our relationship and contractual arrangements with key customers, suppliers and licensors;

     - Cancellation or reduction of orders;

     - The integration of Toastmaster Inc., including the failure to realize anticipated revenue enhancements and cost savings;

     - The risks relating to pending legal proceedings; and

     - Other factors both referenced and not referenced in this Prospectus.

     We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this Prospectus.
                           -------------------------

     Salton(R), Maxim(R), Breadman(R), Juiceman(R), Salton Creations(R), Salton Time(R), Toastmaster(R) and Ingraham(R) and various product names used herein are registered trademarks of Salton, Inc. Other trademarks used herein are the property of their respective owners.

                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith we file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also access this information electronically through the Commission's web page on the Internet at http://www.sec.gov. This web cite contains reports, proxy statements and other information regarding registrants such as ourselves that have filed electronically with the Commission.

     This Prospectus constitutes a part of a registration statement (the "Registration Statement") filed by us with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto. As such we make in this Prospectus reference to the Registration Statement and to the exhibits and schedules thereto. For further information about us and about the securities we hereby offer, you should consult the Registration Statement and the exhibits and schedules thereto. You should be aware that statements contained in this Prospectus concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

     The indenture governing the outstanding notes provides that we will furnish to the holders of the notes copies of the periodic reports required to be filed with the Commission under the Exchange Act. Even if we are not subject to the periodic reporting and informational requirements of the Exchange Act, we will make such filings to the extent that such filings are accepted by the Commission. We will make these filings regardless of whether we have a class of securities registered under the Exchange Act. Furthermore, we will provide the Trustee for the notes and the holders of the notes within 15 days after such filings with annual reports containing the information required to be contained in Form 10-K, and quarterly reports containing the information required to be contained in Form 10-Q promulgated by the Exchange Act. From time to time, we will also provide such other information as is required to be contained in Form 8-K promulgated by the Exchange Act. If the filing of such information is not accepted by the Commission or is prohibited by the Exchange Act, we will then provide promptly upon written request, and at our cost, copies of such reports to prospective purchasers of the notes.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We hereby incorporate by reference into this Prospectus the following documents or information filed with the Commission (File No. 000-19557):

     (a) the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 1998 (the "1998 10-K"), filed with the Commission on September 25, 1998, as amended by the amendment to the 1998 10-K filed with the Commission on October 21, 1998.

     (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1998, filed with the Commission on November 10, 1998.

     (c) The Company's Current Report on Form 8-K dated January 8, 1999.

     (d) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Registration Statement of which this Prospectus is part and prior to the effectiveness thereof or subsequent to the date of this Prospectus and prior to the termination of the offering made hereby.

     Any statement contained herein, or in any documents incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a subsequent statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available without charge upon written or oral request from William B. Rue, Chief Operating Officer of the Company at the Company's principal executive offices located at 550 Business Center Drive, Mount Prospect, Illinois 60056, telephone number (847) 803-4600.

                                ---------------

     This Exchange Offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the Securities or Blue Sky laws of such jurisdiction.

                                    SUMMARY


     This summary may not contain all the information that may be important to you. You should read the entire Prospectus, including the financial data and related notes and the information set forth under the heading "Risk Factors," before making an investment decision. In January 1999, we changed our name to "Salton, Inc." from "Salton Maxim Housewares Inc." Except as the context may otherwise require, the terms "Salton", the "Company" and "we" as used in this Prospectus refer to Salton, Inc. and its subsidiaries, other than Toastmaster Inc. and its subsidiaries, which we acquired on January 7, 1999. See "-- Recent Developments -- Toastmaster Acquisition."


                               THE EXCHANGE OFFER

     We completed on December 16, 1998 the private offering of $125 million of 10 3/4% Senior Subordinated Notes due 2005. We entered into a registration rights agreement with the initial purchaser in the private offering in which we agreed, among other things, to deliver to you this Prospectus and to use our best efforts to commence the Exchange Offer within 120 days of the issuance of the 10 3/4% Senior Subordinated Notes due 2005. You are entitled to exchange in the Exchange Offer your outstanding notes for registered notes with substantially identical terms. You should read the discussion under the heading "Summary Description of the New Notes" and "Description of the New Notes" for further information regarding the registered notes.

     We believe that the notes issued in the Exchange Offer may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the headings "Summary of the Terms of Exchange Offer" and "The Exchange Offer" for further information regarding the Exchange Offer and resale of the notes.

                                  THE COMPANY

GENERAL

     We are a leading domestic designer and marketer of a broad range of kitchen and small household electrical appliances under such brand names as Salton(R), Maxim(R), Breadman(R), Juiceman(R), White-Westinghouse(R) and Farberware(R). We believe that we have the leading U.S. market share in juice extractors and indoor grills and a significant U.S. market share in bread bakers and espresso makers. We also design and market personal and beauty care appliances under the Salton Creations(R) brandname, tabletop glass and crystal products under the Block(R) China, Atlantis(R) Crystal and Gear(R) brand names, and clocks under the Salton Time(R) brand name. We believe that our strong market position and success are attributable to our product innovation, strong relationships with retailers, breadth of product offerings, reputation for quality products and established brand names. Our net sales and EBITDA (as defined) have increased from $48.8 million and $1.1 million in fiscal 1994 to $305.6 million and $34.0 million in fiscal 1998, which represents a compound annual growth rate of 58.2% and 135.8%, respectively. For the twelve month period ended September 26, 1998, our net sales and EBITDA increased to $344.2 million and $44.5 million.

     We develop and introduce a wide selection of new products and enhance existing products to satisfy the various tastes, preferences and budgets of consumers and to service the needs of a broad range of retailers. Our kitchen and small household electrical appliances are comprised of five major product subcategories:

     - health conscious products, including thermal household grill products such as George Foreman's Lean Mean Fat Reducing Grilling Machine(R), fresh fruit and vegetable juicers such as the Juiceman(R) line, and rice cookers;

     - thermal products, including bread bakers, such as the Breadman Plus(R) automatic bread baker, waffle makers, toasters, toaster ovens and irons;

     - coffee and tea related products, including espresso/cappuccino makers and coffee makers;

     - food preparation products, including electric woks, crepe makers, mixers, can openers and blenders; and

     - home comfort products, including fans, fan heaters and humidifiers.

     We market and sell our products throughout the United States through our own sales force and a network of approximately 170 independent commissioned sales representatives. We sell our products primarily to mass merchandisers, department stores, specialty stores, direct mail catalogs and showrooms and other direct distribution channels. Representative customers include Kmart, Sears, Target, Federated Department Stores, Wal-Mart, May Co. Department Stores and QVC. In 1997, we entered into a seven-year supply agreement with Kmart to supply a broad range of kitchen and small household electrical appliances under the White-Westinghouse(R) brand name. Further, we sell certain of our products, primarily Juiceman(R) fresh juice machines and George Foreman Grills(R), directly to consumers via the internet and through the use of paid half-hour television programs commonly referred to as "infomercials." We contract for the manufacture of most of our products with independent manufacturers located overseas, primarily in the Far East and Europe. We also manufacture and assemble certain appliances in our plant located in Kenilworth, New Jersey.

     Our common stock is traded on the Nasdaq National Market under the symbol "SALT." On January 28, 1999, the last reported sale price of our common stock as reported by Nasdaq was $28.00 per share, giving us an equity market value of approximately $184 million based on 6,569,017 shares of our common stock outstanding (excluding our outstanding convertible preferred stock, which is currently convertible into 2,352,941 shares of our common stock).

THE INDUSTRY

     According to the National Housewares Manufacturers Association, the small household appliance industry was approximately a $11.5 billion retail business in the United States in 1997. Historically, this industry has been characterized as mature, fragmented and highly competitive. However, it has been consolidating recently in response to the consolidation and changes within the retail industry. We expect that retailers will continue to consolidate their vendor base by dealing primarily with a smaller number of suppliers that can offer a broad array of innovative, differentiated and quality products and comprehensive levels of customer service. We believe that Salton, with our broad array of innovative and quality product offerings, high level of customer service and strong brand name recognition, is well positioned to benefit in this environment.

COMPETITIVE STRENGTHS

     We believe that the following competitive strengths contribute to our position as a leading domestic designer and marketer in the small household appliance industry and serve as a foundation for our business strategy.

     MARKET LEADERSHIP. We believe that we have the leading U.S. market share in juice extractors and indoor grills and a significant U.S. market share in bread bakers and espresso makers. We believe that our leading market share in these product lines provides us with a competitive advantage in terms of demand from major retailers and enhanced brand awareness. Through internal and joint product development and acquisitions of businesses and product lines, we have enhanced our position as a leading supplier in the small household appliance industry.

     STRONG BRAND NAMES. We have built a portfolio of strong brand names which we use to gain retail shelf space and to introduce new products. The Salton(R) brand name has been in continuous use since 1947 and the Maxim(R) brand name since 1970. These names are widely recognized in the small household appliance industry. In addition, we have licensed the right to use the White-Westinghouse(R) brand name for certain small household electrical appliances, such as toasters, coffee makers, espresso/cappuccino makers and bread makers, and distribute small household electrical appliances under the Farberware(R)
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

brand name. We believe that White-Westinghouse(R) and Farberware(R) are time-honored traditions throughout the world for certain home appliances and benefit from strong consumer recognition. We also market products under other owned and licensed brand names and under private-label brand names such as Magic Chef(R), Chefmate(R) and Kenmore(R).

     BROAD RANGE OF PRODUCTS. We provide our customers with an extensive array of product lines across product categories within the small household appliance industry. We design our products to meet the needs of a broad range of customers across a breadth of price points. With our breadth of product offerings, we service the needs of a wide range of retailers and satisfy the different tastes, preferences and budgets of consumers. We believe that as the retail industry continues to consolidate, our ability to serve retailers with an extensive array of product lines under a portfolio of strong brand names will continue to become increasingly important for maintaining shelf space and for introducing new products into the retail market.

     INNOVATION IN PRODUCT DESIGN AND PACKAGING. We believe that we have a reputation among our retail customers and consumers for innovation in product design and packaging, incorporating functional enhancements as well as aesthetic improvements. We design our products in many contemporary styles and with a wide variety of features. We work closely with both retailers and suppliers to identify consumer needs and preferences and to develop new products to satisfy such consumer demand. Salton product introductions have included the first triple function coffee maker in the United States (the Three For All(R), an espresso/cappuccino/drip coffee maker), George Foreman Grills(R) and the Wet Tunes(R) shower radios. Various consumer organizations and magazines have selected a number of our products, including the Breadman(R) Plus and the Breadman Ultimate(R), as top rated or best buy. We also package our products to increase their appeal to consumers and to stand out among other brands on retailers' shelves. We believe that distinctive packaging, designed to answer customers' questions concerning our products, has resulted in increased shelf space and greater sales.

     During fiscal 1998, we introduced 175 new stock keeping units ("SKUs") in the kitchen and small household electrical appliance products category, 65 new SKUs in the personal and beauty care, gifts and time products category and 635 new SKUs in the tabletop products category.

     ESTABLISHED CUSTOMER RELATIONSHIPS. We believe that we have been able to establish strong relationships with our retailer customers based on our product innovation, high level of customer service, breadth of product offerings, reputation for quality products and established brand names. We believe that these competitive strengths have enabled us to expand our market penetration and to increase sales to our top twenty retail customers in fiscal 1998 by approximately 70% from fiscal 1997 as well as obtain a seven-year supply agreement with Kmart to supply a broad range of kitchen and small household electrical appliances under the White-Westinghouse(R) brand name. In addition, we have expanded our distribution of private-label products with certain major retailers such as Target under the Chefmate(R) brand name and, more recently, Wal-Mart under the Magic Chef(R) brand name and Sears under the Kenmore(R) brand name. The broad distribution of our products through the mass merchant, department store and specialty retailer channels, together with sales made through our infomercials, provides us with access to a diversified group of customers and multiple channels of distribution.

     STRONG SUPPLIER RELATIONSHIPS. We believe that we are the largest purchaser of kitchen and small household electrical appliances from unaffiliated parties in the Far East. We source products from over 45 different suppliers and believe we are the largest customer of many of our suppliers. Our dedicated outsourcing strategy has contributed to our strong relationship with our suppliers. We work closely with many of our suppliers to develop new products and improvements to existing products to satisfy changing consumer preferences. Our outsourcing strategy provides us with low-cost manufacturing capabilities and allows us to bring new products to the market quickly and to respond to changes in consumer tastes and preferences.

     EXPERIENCED MANAGEMENT TEAM WITH SIGNIFICANT EQUITY OWNERSHIP. Our management team has a wide range of experience in the development and marketing of kitchen and small household electrical appliances. This management team, consisting of David C. Sabin, Chairman, Leonhard Dreimann, Chief


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

Executive Officer, and William B. Rue, President, Chief Operating Officer and Chief Financial Officer, has an average of more than 15 years of industry experience and has been with Salton since our inception. Our management team has successfully increased net sales and EBITDA from 1994 to 1998 at a compound annual growth rate of 58.2% and 135.8%, respectively, through the introduction of new products, the expansion of distribution channels and the integration of new businesses. As of January 27, 1999, our executive officers and entities affiliated with these officers owned in the aggregate approximately 11.2% of our outstanding common stock (assuming conversion of our outstanding convertible preferred stock, but excluding outstanding options).

BUSINESS STRATEGY

     We believe that we are well positioned to achieve further growth in net sales, profitability and cash flow by further penetrating our existing distribution channels and by continuing to expand our product offerings and channels of distribution. Our strategy for achieving that objective includes the following key elements:

     INCREASE MARKET SHARE THROUGH NEW PRODUCT INTRODUCTIONS. We intend to continue to increase our market share in each of our major product categories through new product introductions. Our new product strategy capitalizes on our strong brand names, established customer relationships and product innovation to develop new products which offer enhanced value to consumers through new designs, enhanced functionality and improved aesthetics. For example, in fiscal 1998, we introduced:

     - the Taco Bell(R) product line,

     - the Looney Tunes(R) product line,

     - the Marilyn Monroe(TM) personal care product line,

     - the George Foreman Fusion Grill(R),

     - the Farberware(R) range of products,

     - the Andy Warhol collection of tabletop and glassware products,

     - the private-label Kenmore(R) products,

     - the JuiceLady(R) juice extractor, and

     - the Breadman Ultimate.(R)

     We believe that innovative product introductions will further enhance revenue growth, profitability and market share.

     FURTHER PENETRATE EXISTING DISTRIBUTION CHANNELS. We believe that we can further penetrate our existing distribution channels as a result of retail industry dynamics and our strong relationships with our customers. We believe that retail merchants will continue to consolidate their vendor base and focus on a smaller number of suppliers that can (1) provide a broad array of differentiated, quality products, (2) efficiently and consistently fulfill logistical requirements and volume demands and (3) provide comprehensive product support from design to point of sale and after-market service with the consumer. We believe that we are well positioned to capitalize on these trends.

     DEVELOP NEW DISTRIBUTION CHANNELS. We continue to develop new channels of distribution by providing customized product offerings that appeal to the specific needs of each distribution channel. For example, we have expanded our private-label programs with certain major retailers and have recently entered into such programs with Sears under the Kenmore(R) brand name, Target under the Chefmate(R) brand name and Wal-Mart under the Magic Chef(R) brand name. We also sell certain of our products, primarily Juiceman(R) and the George Foreman Grills(R), directly to consumers via the internet and through the use of paid half-hour television programs commonly referred to as "infomercials." We believe that this form of advertising and marketing increases consumer product awareness and brand recognition and generates additional demand for our products at the retailer level. We believe that our retailer focused

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

strategy has increased, and will continue to increase, sales and shelf space at key retailers while enhancing the value and recognition of our portfolio of brand names.

     PURSUE TARGETED MARKETING OPPORTUNITIES. As part of our growth strategy, we have established several strategic alliances in order to develop and promote awareness of our products. We have demonstrated an ability to identify and execute marketing opportunities with strategic partners, such as our joint venture with George Foreman to market grills under the name "George Foreman's Lean Mean Fat Reducing Grilling Machine(R)." We have also entered into a variety of licensing relationships to market products under the names Gino's East Pizza, Gear, Taco Bell(R), Hershey Kiss(R), Looney Tunes(R), Andy Warhol, Marilyn Monroe(TM), James Dean and Campbell Soup(R).

     PURSUE STRATEGIC ACQUISITIONS AND ALLIANCES. We anticipate that the fragmented nature of the small household appliance industry will continue to provide significant opportunities for growth through strategic acquisitions of complementary businesses. We intend to pursue acquisitions of complementary businesses and product lines at attractive multiples of cash flow. Our acquisition strategy will focus on businesses or brands with product offerings which (1) offer expansion into related categories or increased market share in existing product categories, and (2) can be marketed through our existing distribution channels, thereby increasing our marketing and distribution efficiencies. We will also consider strategic joint ventures which would provide access to new products, technologies or markets.

THE RECAPITALIZATION

     On July 28, 1998, we repurchased (the "Stock Repurchase") 6,535,072 shares of our common stock owned by Windmere-Durable Holdings, Inc. pursuant to a Stock Agreement dated as of May 6, 1998 (the "Windmere Stock Agreement") by and among us, Windmere and our executive officers. Prior to the Stock Repurchase, Windmere owned approximately 50% of our outstanding common stock. The price for the Stock Repurchase was $12 per share in cash plus a $15.0 million subordinated promissory note (the "Junior Subordinated Note"). The Junior Subordinated Note matures on January 31, 2005 and bears interest at 4.0% per annum payable annually. This Note is subject to offsets of interest and principal equal to 5% of the total purchase price paid by us for product purchases from Windmere and its affiliates during the term of the note. During fiscal 1998, we purchased approximately $27.1 million of products from Windmere. The principal amount of the Junior Subordinated Note is also subject to reduction in the event our supply agreement with Kmart is terminated for any reason.

     In connection with the Stock Repurchase:

     - Windmere effectively repaid (the "Note Repayment") in full its promissory note (the "Windmere Note") in the principal amount of approximately $10.8 million, which note Windmere issued to us in July, 1996;

     - We purchased (the "Option Repurchase") for approximately $3.3 million Windmere's option to purchase up to 458,500 shares of our common stock, which option we granted to Windmere in July, 1996; and

     - Windmere and Salton agreed to continue various commercial and other arrangements, including a fee agreement relating to our supply agreement with Kmart, subject to certain modifications. See "Business -- Marketing and Distribution."

     The Stock Repurchase, the Option Repurchase and the Note Repayment are collectively referred to herein as the "Repurchase."

     On July 28, 1998, we entered into a Credit Agreement dated as of July 27, 1998 (the "New Credit Agreement") among us, Lehman Brothers Inc., as arranger, and Lehman Commercial Paper Inc., as syndication agent. The New Credit Agreement provides for $215.0 million in senior secured credit facilities (the "Senior Credit Facilities") consisting of a $90.0 million Tranche A Term Loan (the "Tranche A Term Loan"), a $75.0 million Delayed Draw Term Loan (the "Delayed Draw Term Loan") and a $50.0

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

million revolving credit facility (the "Revolving Credit Facility"). See "Description of Preferred Stock and Certain Indebtedness -- New Credit Agreement."

     On July 28, 1998, we also issued (the "Convertible Preferred Stock Issuance") $40.0 million of our Series A Voting Convertible Preferred Stock (the "Convertible Preferred Stock") to affiliates of Centre Partners Management LLC ("Centre Partners") in connection with a Stock Purchase Agreement dated July 15, 1998 (the "Preferred Stock Agreement"). The Convertible Preferred Stock is generally non-dividend bearing and is currently convertible into 2,352,941 shares of our common stock (reflecting a $17 per share conversion price). Centre Partners is a private investment firm that manages the commitments and assets of Centre Capital Investors II, L.P. and related entities. Centre Capital Investors II, L.P. is a $450 million private equity fund raised in 1995. Since its inception in 1986, Centre Partners and its predecessors have invested more than $1.8 billion in nearly 50 separate investments. See "Description of Preferred Stock and Certain Indebtedness -- Convertible Preferred Stock." The Repurchase, borrowings under the New Credit Agreement and the Convertible Preferred Stock Issuance are collectively referred to herein as the "Recapitalization."

     We used borrowings of $90.0 million under the Tranche A Term Loan and the net proceeds from the Convertible Preferred Stock Issuance to:

     - pay the cash portion of the purchase price for the Stock Repurchase in an amount equal to approximately $70.8 million (which amount is net of $10.8 million due and owing by Windmere to us under the Windmere Note, which note was cancelled at the closing of the Stock Repurchase),

     - refinance all outstanding indebtedness under our Amended and Restated Loan and Security Agreement dated July 30, 1997 (the "Old Credit Agreement") between us and our previous lender in an amount equal to approximately $51.7 million, and

     - pay fees and expenses relating to the Recapitalization.

     The following table illustrates the sources and uses of funds in connection with the Recapitalization:

                                                                      AMOUNT
                                                              ----------------------
                                                              (Dollars in thousands)
SOURCES OF FUNDS
Tranche A Term Loan.........................................         $ 90,000
Convertible Preferred Stock.................................           40,000
                                                                     --------
          Total Sources of Funds............................         $130,000
                                                                     ========
USES OF FUNDS
Cash payment for the Stock Repurchase(1)....................         $ 70,800
Refinancing of Old Credit Agreement.........................           51,700
Transaction fees and expenses...............................            6,966
Excess cash.................................................              534
                                                                     --------
          Total Uses of Funds...............................         $130,000
                                                                     ========

-------------------------
(1) This payment is net of approximately $10.8 million that was due and owing by Windmere to us under the Windmere Note at the closing of the Stock Repurchase. The Windmere Note was cancelled upon the closing of the Stock Repurchase.

THE FINANCING

     We used the aggregate gross proceeds of the private offering of $125.0 million of our 10 3/4% Senior Subordinated Notes due 2005 (the "Financing"):

     - to repay a total of approximately $110.0 million of outstanding indebtedness under the New Credit Agreement, consisting of $90.0 million under the Tranche A Term Loan and approximately

       $20.0 million under the Revolving Credit Facility, together with accrued interest of approximately $0.8 million with respect to the indebtedness being repaid;

     - to pay fees and expenses incurred in connection with the Financing; and

     - for working capital and general corporate purposes.

Upon the repayment of the Tranche A Term Loan, such facility was permanently terminated. See "Use of Proceeds."

     The following table illustrates the estimated sources and uses of funds in connection with the Financing as of September 26, 1998:

                                                                      AMOUNT
                                                              ----------------------
                                                              (Dollars in thousands)
SOURCES OF FUNDS
New Credit Agreement(1).....................................         $     --
Senior Subordinated Notes due 2005..........................          125,000
                                                                     --------
          Total Sources of Funds............................         $125,000
                                                                     ========
USES OF FUNDS
Repayment of Tranche A Term Loan............................         $ 90,000
Repayment of Revolving Credit Facility......................           20,000
Payment of accrued interest.................................              809
Transaction fees and expenses...............................            4,088
Excess cash at closing......................................           10,103
                                                                     --------
          Total Uses of Funds...............................         $125,000
                                                                     ========

-------------------------
(1) Represents commitments of up to $125.0 million under the New Credit Agreement, consisting of a $75.0 million Delayed Draw Term Loan and a $50.0 million Revolving Credit Facility.

RECENT DEVELOPMENTS

FISCAL 1999 SECOND QUARTER RESULTS

     On January 29, 1999, we announced results for our fiscal 1999 second quarter and six months ended December 26, 1998.

     For the quarter, net sales increased 39.7% to a record $142.7 million, compared with $102.2 million in the same period last year. Net income increased 114.4% to a record $11.7 million, compared to $5.4 million a year earlier. Earnings increased to a record $1.25 per diluted share compared to $0.40 per diluted share in the prior year's period.

     For the six months, net sales increased 47.1% to a record $247.1 million, compared with $167.9 million in the same period last year. Net income increased 135.1% to a record $22.5 million, compared to $9.6 million a year earlier. Earnings increased to a record $2.24 per diluted share compared to $0.71 per diluted share in the prior year's period.

TOASTMASTER ACQUISITION

     TOASTMASTER ACQUISITION. On January 7, 1999, we acquired Toastmaster Inc. ("Toastmaster"), a Columbia, Missouri based manufacturer and marketer of kitchen and small household electrical appliances and time products (the "Toastmaster Acquisition"). We paid Toastmaster shareholders $7.00 per share in cash, or a total purchase price of approximately $53.2 million. We also refinanced approximately $57.8 million of Toastmaster's outstanding debt in connection with the Toastmaster Acquisition.

     Toastmaster designs, manufactures, markets and services a wide array of kitchen and small household electrical consumer appliances and time products under the brand names of Toastmaster(R) and Ingraham(R).

Kitchen and small household electrical appliances, which account for most of Toastmaster's revenues, include two and four slice toasters, toaster ovens, dessert and wafflebakers and griddles marketed under the Toastmaster(R) brand name. Additional kitchen and small household electrical appliances include a wide variety of other popular products, such as:

    - buffet ranges,                             - Handi-Pan(R) mini-fry pans,
    - the Corner Bakery(TM) breadmaker with      - the Bread Box(R) automatic breadmaker,
      dessert function,                          - Snackster(R) snack and sandwich makers,
    - the Cool Edge Grill(TM) indoor contact     - hand mixers,
      grill,
    - carving knives,                            - blenders,
    - can openers,                               - coffee makers and grinders and
    - food slicers,                              - tea kettles.

     Toastmaster's time products consist of an extensive line of clocks and timers, including battery wall clocks, electric analog alarm clocks, decorator wall clocks and mechanical and electronic household timers. The Toastmaster(R) brand name has been in continuous use since the invention of the automatic pop-up toaster by a predecessor of Toastmaster in 1926, and Toastmaster or its predecessors have used the Ingraham(R) brand name on time products manufactured by them since 1831.

     During the last quarter of 1996, Toastmaster adopted a restructuring plan designed to strengthen future financial performance by improving its cost structure and its competitive posture. The plan included the outsourcing of production of certain kitchen and small household electrical appliances to overseas suppliers. As part of this plan, Toastmaster ceased production at its Boonville, Missouri plant in July 1998 and outsourced production with lower-cost vendors overseas.

     Certain of the unaudited pro forma condensed consolidated financial information contained in this Prospectus reflects the consummation of this Toastmaster Acquisition. See "-- Summary Pro Forma Condensed Consolidated Financial Data," "Risk Factors -- Risks Relating to the Company -- Risks Relating to the Toastmaster Acquisition," "Capitalization" and "Pro Forma Condensed Consolidated Financial Information."

     TOASTMASTER INTEGRATION STRATEGY. We have identified numerous opportunities for revenue enhancements and cost savings that we believe we will be able to realize as a result of the Toastmaster Acquisition. We believe that we can use our competitive strengths and experience in product development and marketing to improve upon Toastmaster's product offerings, brand reputation and customer relations. For example, we intend to use our strong customer relationships to gain shelf space for Toastmaster's products with retailers where Toastmaster does not currently have substantial shelf space presence and to expand the shelf space and sales of Toastmaster's products with existing Toastmaster retailers by introducing certain of our products into Toastmaster's product lines.

     Although we currently plan to continue the production of certain kitchen and small household electrical appliances at Toastmaster's Macon, Missouri plant, we expect to implement our strategy of outsourcing certain appliances to overseas vendors. We believe that through our proven ability to source products overseas, we can achieve significant cost savings through more favorable product pricing and other terms. Other anticipated cost savings we have identified include advertising, ocean freight, warehousing and corporate overhead expenses.

     Our ability to achieve revenue enhancements and recognize cost savings from the Toastmaster Acquisition will depend to a significant extent on our ability to successfully integrate the operations of Salton and Toastmaster and other factors, including economic conditions and the retail environment. See "Risk Factors -- Risks Relating to the Company -- Risks Relating to the Toastmaster Acquisition" for a discussion of certain factors that could impact our ability to realize expected revenue enhancements and cost savings.

     FINANCING OF TOASTMASTER ACQUISITION. On December 4, 1998, we received a commitment letter from Lehman Commercial Paper Inc. and Lehman Brothers Inc. with respect to an amendment and restatement to the New Credit Agreement. On January 7, 1999, we entered into an amended and restated
credit agreement dated as of January 7, 1999 among us, the several banks and other financial institutions or entities from time to time parties thereto, Lehman Brothers Inc., as advisor, arranger and book runner, Lehman Commercial Paper Inc., as syndication agent, Lehman Commercial Paper Inc., as administrative agent and Fleet National Bank, as documentation agent. The amended and restated New Credit Agreement, among other things, replaced the Delayed Draw Term Loan with a $45.0 million Tranche B Term Loan (the "Tranche B Term Loan") and increased the Revolving Credit Facility to $80.0 million. See "Description of Preferred Stock and Certain Indebtedness -- New Credit Agreement." We paid the purchase price for the Toastmaster Acquisition, refinanced certain of Toastmaster's outstanding debt and paid certain related fees and expenses with available cash and borrowings of $50.0 million under the Revolving Credit Facility and $45.0 million under the Tranche B Term Loan.
                            ------------------------

     Our principal executive offices are located at 550 Business Center Drive, Mount Prospect, Illinois 60056 and our telephone number is (847) 803-4600.

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

     The Exchange Offer relates to the exchange of up to $125.0 million aggregate principal amount of outstanding notes for an equal aggregate principal amount of new notes. The new notes will be obligations of the Company entitled to the benefits of the indenture governing the outstanding notes. The form and terms of the new notes are identical in all material respects to the form and terms of the outstanding notes except that the new notes have been registered under the Securities Act, and therefore are not entitled to the benefits of the registration rights granted under the registration rights agreement, executed as part of the offering of the outstanding notes, dated December 16, 1998 between the Company and Lehman Brothers Inc., the initial purchaser in the private offering, relating to certain contingent increases in the interest rates provided for pursuant thereto.

REGISTRATION RIGHTS
AGREEMENT.....................   You are entitled to exchange your notes for
                                 registered notes with substantially identical terms. The Exchange Offer is intended to satisfy these rights. After the Exchange Offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your notes.

THE EXCHANGE OFFER............   We are offering to exchange $1,000 principal
                                 amount of 10 3/4% Senior Subordinated Notes due
                                 2005 which have been registered under the Securities Act for each $1,000 principal amount of our outstanding 10 3/4% Senior Subordinated
                                 Notes due 2005 which were issued in December
                                 1998 in the Financing. In order to be
                                 exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged.

                                 As of this date there are $125.0 million principal amount of notes outstanding.

                                 We will issue registered notes on or promptly after the expiration of the Exchange Offer.

RESALE OF THE NEW NOTES.......   Based on an interpretation by the staff of the
                                 Commission set forth in no-action letters issued to third parties, including "Exxon
                                 Capital Holdings Corporation" (available May
                                 13, 1988), "Morgan Stanley & Co. Incorporated"
                                 (available June 5, 1991), "Mary Kay Cosmetics,
                                 Inc." (available June 5, 1991) and "Warnaco,
                                 Inc." (available October 11, 1991), we believe that the notes issued in the Exchange Offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

                                 - the notes issued in the Exchange Offer are
                                   being acquired in the ordinary course of business; you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the notes issued to you in the Exchange Offer;

                                 - you are not a broker-dealer who purchased
                                   such outstanding notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

                                 - you are not an "affiliate" of ours.

                                 If our belief is inaccurate and you transfer any note issued to you in the Exchange Offer without delivering a prospectus meeting the requirement of the Securities Act or without an exemption from registration of your notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

                                 Each broker-dealer that is issued notes in the Exchange Offer for its own account in exchange for notes which were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of the notes issued in the Exchange Offer. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this Prospectus for an offer to resell, resale or other retransfer of the notes issued to it in the Exchange Offer. We have agreed that, for a period of 180 days after the date of this Prospectus, we will make this Prospectus and any amendment or supplement to this Prospectus available to any such broker-dealer for use in connection with any such resales. We believe that no registered holder of the outstanding notes is an affiliate (as such term is defined in Rule 405 of the Securities Act) of the Company.

                                 The Exchange Offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.


EXPIRATION DATE...............   The Exchange Offer will expire at 5:00 p.m.,
                                 New York City time, March 4, 1999, unless we decide to extend the expiration date.


ACCRUED INTEREST ON THE
EXCHANGE NOTES AND THE
OUTSTANDING NOTES.............   The new notes will bear interest from December
                                 16, 1998. Holders of outstanding notes whose notes are accepted for exchange will be deemed to have waived the right to receive any payment of interest on such outstanding notes accrued from December 16, 1998 to the date of the issuance of the new notes. Consequently, holders who exchange their outstanding notes for new notes will receive the same interest payment on June 15, 1999 (the first interest payment date with respect to the outstanding notes and the new notes to be issued in the Exchange Offer) that they would have received had they not accepted the Exchange Offer.

TERMINATION OF THE EXCHANGE
OFFER.........................   We may terminate the Exchange Offer if we
                                 determine that our ability to proceed with the Exchange Offer could be materially impaired due to any legal or governmental action, new law, statute, rule or regulation or any interpretation of the staff of the Commission of any existing law, statute, rule or regulation. We do not expect any of the foregoing conditions to occur, although there can be no assurance that such conditions will not occur. Holders of outstanding notes will have certain rights against our Company under the registration rights agreement executed as part of the offering of the outstanding notes should we fail to consummate the Exchange
                                 Offer.

PROCEDURES FOR TENDERING
OUTSTANDING NOTES.............   If you are a holder of a note and you wish to
                                 tender your note for exchange pursuant to the Exchange Offer, you must transmit to Norwest
                                 Bank Minnesota, National Association, as exchange agent, on or prior to the Expiration
                                 Date:

                                 either

                                 - a properly completed and duly executed Letter
                                   of Transmittal, which accompanies this
                                   Prospectus, or a facsimile of the Letter of Transmittal, including all other documents required by the Letter of Transmittal, to the Exchange Agent at the address set forth on the cover page of the Letter of Transmittal; or

                                 - a computer-generated message transmitted by
                                   means of DTC's Automated Tender Offer Program system and received by the Exchange Agent and forming a part of a confirmation of book entry transfer in which you acknowledge and agree to be bound by the terms of the Letter of Transmittal;

                                 and, either

                                 - a timely confirmation of book-entry transfer
                                   of your outstanding notes into the Exchange
                                   Agent's account at The Depository Trust
                                   Company ("DTC") pursuant to the procedure for book-entry transfers described in this Prospectus under the heading "The Exchange Offer -- Procedure for Tendering," must be received by the Exchange Agent on or prior to the Expiration Date; or

                                 - the documents necessary for compliance with
                                   the guaranteed delivery procedures described below.

                                 By executing the Letter of Transmittal, each holder will represent to us that, among other things:

                                 - the notes to be issued in the Exchange Offer
                                   are being obtained in the ordinary course of business of the person receiving such new notes whether or not such person is the holder,

                                 - neither the holder nor any such other person
                                   has an arrangement or understanding with any person to participate in the distribution or such new notes and

                                 - neither the holder nor any such other person
                                   is an "affiliate," as defined in Rule 405 under the Securities Act of the Company.

SPECIAL PROCEDURES FOR
BENEFICIAL OWNERS.............   If you are the beneficial owner of notes and
                                 your name does not appear on a security
                                 position listing of DTC as the holder of such notes or if you are a beneficial owner of registered notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender such notes or registered notes in the Exchange Offer, you should contact such person whose name your notes or registered notes are registered promptly and instruct such person to tender on your behalf. If such beneficial holder wishes to tender on his own behalf such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering its outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

GUARANTEED DELIVERY
PROCEDURES....................   If you wish to tender your notes and time will
                                 not permit your required documents to reach the Exchange Agent by the Expiration Date, or the procedure for book-entry transfer cannot be completed on time or certificates for registered notes cannot be delivered on time, you may tender your notes pursuant to the procedures described in this Prospectus under the heading "The Exchange Offer -- Guaranteed
                                 Delivery Procedure."


WITHDRAWAL RIGHTS.............   You may withdraw the tender of your notes at
                                 any time prior to 5:00 p.m., New York City time, on March 4, 1999, the business day prior to the Expiration Date, unless your notes were previously accepted for exchange.


ACCEPTANCE OF OUTSTANDING
NOTES AND DELIVERY OF EXCHANGE
NOTES.........................   Subject to certain conditions (as summarized
                                 above in "Termination of the Exchange Offer" and described more fully under the "The
                                 Exchange Offer -- Termination"), we will accept for exchange any and all outstanding notes which are properly tendered in the Exchange
                                 Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration
                                 Date.

CERTAIN U.S. FEDERAL INCOME
TAX CONSEQUENCES..............   The exchange of the notes will generally not be
                                 a taxable exchange for United States federal income tax purposes. We believe you will not recognize any taxable gain or loss or any interest income as a result of such exchange.

USE OF PROCEEDS...............   We will not receive any proceeds from the
                                 issuance of notes pursuant to the Exchange
                                 Offer. We will pay all expenses incident to the Exchange Offer.

EXCHANGE AGENT................   Norwest Bank Minnesota, National Association is
                                 serving as exchange agent in connection with the Exchange Offer. The Exchange Agent can be reached at Corporate Trust Trustee
                                 Administration. For more information with respect to the Exchange Offer, the telephone number for the Exchange Agent is (612) 667-9764 and the facsimile number for the Exchange Agent is (612) 667-4927.

                      SUMMARY DESCRIPTION OF THE NEW NOTES

SECURITIES OFFERED:...........   $125,000,000 in aggregate principal amount of
                                 10 3/4% Senior Subordinated Notes.

MATURITY DATE:................   December 15, 2005.

INTEREST PAYMENT DATES:.......   December 15 and June 15, commencing June 15,
                                 1999.

MANDATORY REDEMPTION:.........   We will not be required to make mandatory
                                 redemption or sinking fund payments with respect to the notes.

OPTIONAL REDEMPTION:..........   On or after December 15, 2002, we may redeem
                                 the notes, in whole or in part, at the
                                 redemption prices set forth in this Prospectus.
                                 In addition, at any time before December 15, 2001, we may redeem on any one or more occasions up to 35% of the aggregate principal amount of the notes at 110.750% of the principal amount thereof, plus accrued interest, with the net cash proceeds of one or more public equity offerings if at least 65% of the aggregate principal amount of the notes originally issued remain outstanding after each such redemption. See "Description of the New
                                 Notes -- Optional Redemption."

CHANGE OF CONTROL:............   Upon certain change of control events, each
                                 holder of the notes may require us to
                                 repurchase all or any part of such holder's notes at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued interest. See "Description of the New
                                 Notes -- Repurchase at the Option of
                                 Holders -- Change of Control."

RANKING:......................   The notes will be general unsecured obligations
                                 and will be subordinated to all our current and future Senior Debt, including all borrowings under the New Credit Agreement. The notes will rank equally with all our other existing and future senior subordinated indebtedness. As of September 26, 1998, after giving pro forma effect to the Financing, we would have had no Senior Debt outstanding (exclusive of unused commitments of up to $125.0 million under the New Credit Agreement). Additionally, as of
                                 September 26, 1998, after giving pro forma effect to the Financing and the Toastmaster
                                 Acquisition, we would have had Senior Debt of approximately $99.5 million outstanding
                                 (exclusive of unused commitments of up to $25.5 million under the New Credit Agreement). See
                                 "Risk Factors -- Risks Relating to the
                                 Notes -- Substantial Leverage,"
                                 "Capitalization" and "Description of the New
                                 Notes."

GUARANTEES:...................   Our current and future domestic restricted
                                 subsidiaries will jointly and severally
                                 guarantee our payment obligations under the notes on a senior subordinated basis. The guarantees will rank junior to all Senior Debt of the guarantors (including guarantees under the Credit Agreement) and equally with all other senior subordinated indebtedness of the guarantors. See "Description of the New
                                 Notes -- Subsidiary Guarantee."

CERTAIN COVENANTS:............   The indenture governing the notes will contain
                                 certain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

                                 - incur additional indebtedness and issue
                                   preferred stock,

                                 - pay dividends or make certain other
                                   restricted payments,

                                 - create certain liens,

                                 - enter into certain transactions with
                                   affiliates,

                                 - enter into sale and lease-back transactions,

                                 - sell assets or

                                 - enter into certain mergers and
                                   consolidations.

                                 In addition, under certain circumstances, we will be required to offer to purchase the notes with the net cash proceeds of certain sales and other dispositions of assets at a price equal to 100% of the principal amount of the notes, plus accrued interest. See "Description of the New Notes -- Certain Covenants" and
                                 "-- Repurchase at the Option of
                                 Holders -- Asset Sales."

EXCHANGE OFFER;
REGISTRATION RIGHTS...........   Under a registration rights agreement executed
                                 as part of the Financing, we have agreed to:

                                 - use our best efforts to file a registration
                                   statement within 60 days after the issue date of the notes enabling holders to exchange the privately placed notes for publicly registered notes with terms identical in all material respects to those of the notes;

                                 - use our best efforts to cause such
                                   registration statement to become effective within 120 days after the issue date of the notes; and

                                 - use our best efforts to file a shelf
                                   registration statement for the resale of the notes if we cannot effect an exchange offer within the time periods listed above and in certain other circumstances.

                                 See "Description of the New
                                 Notes -- Registration Rights; Liquidated
                                 Damages."

     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES, SEE "RISK FACTORS."

            SUMMARY PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

     The unaudited summary pro forma condensed consolidated financial data set forth below is based on the historical consolidated financial statements of the Company and of Toastmaster. The unaudited pro forma summary statement of operations data for the fiscal year ended June 27, 1998 give effect to (1) the Recapitalization and the Financing and (2) the Recapitalization, the Financing and the Toastmaster Acquisition, in each case as if such transactions had occurred on June 29, 1997. The unaudited pro forma summary statement of operations data for the thirteen weeks ended September 26, 1998 give effect to
(1) the Financing and (2) the Financing and the Toastmaster Acquisition, in each case as if such transactions had occurred on June 29, 1997. The unaudited pro forma summary condensed consolidated balance sheet data give effect to (1) the Financing and (2) the Financing and the Toastmaster Acquisition, in each case as if they had occurred on September 26, 1998. See "-- The Financing" and
"-- Recent Developments -- Toastmaster Acquisition." The unaudited summary pro forma condensed consolidated financial data is intended for informational purposes only and is not necessarily indicative of our future financial position or results of operations had the transactions described above occurred on the indicated dates or been in effect for the period presented. Since the unaudited summary pro forma condensed consolidated financial data is only a summary, you should read the pro forma condensed consolidated financial information, the historical consolidated financial statements of the Company and of Toastmaster, including in each case the related notes included elsewhere herein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" found elsewhere in this Prospectus.

                                                            FISCAL YEAR ENDED               THIRTEEN WEEKS ENDED
                                                              JUNE 27, 1998                  SEPTEMBER 26, 1998
                                                   ------------------------------------   -------------------------
                                                                      RECAPITALIZATION,
                                                                        FINANCING AND                 FINANCING AND
                                                   RECAPITALIZATION      TOASTMASTER                   TOASTMASTER
                                                    AND FINANCING        ACQUISITION      FINANCING    ACQUISITION
                                                   ----------------   -----------------   ---------   -------------
                                                                        (Dollars in thousands)
STATEMENT OF EARNINGS DATA:
Net sales........................................      $305,599           $465,201        $104,388      $143,263
Cost of goods sold...............................       178,023            298,268          55,004        86,993
Distribution expenses............................        12,327             22,010           3,609         6,244
                                                       --------           --------        --------      --------
Gross profit                                            115,249            144,923          45,775        50,026
Selling, general, and administrative expenses....        84,216            106,401          27,780        33,260
                                                       --------           --------        --------      --------
Operating income.................................      $ 31,033           $ 38,522        $ 17,995      $ 16,766
                                                       ========           ========        ========      ========
OTHER DATA:
EBITDA(1)........................................      $ 35,334           $ 47,175          19,239        19,137
EBITDA margin(2).................................          11.6%              10.2%           18.4%         13.4%
LTM EBITDA(6)....................................            --                 --          45,850        53,251
LTM EBITDA margin(6).............................            --                 --            13.3%         10.7%
Depreciation and amortization....................      $  4,301           $  8,653           1,244         2,371
Capital expenditures.............................         4,565              8,094             589           835
LTM depreciation and amortization(6).............            --                 --           4,657         9,027
LTM capital expenditures(6)......................            --                 --           4,270         6,568
Net debt(3)......................................            --                 --         122,787       233,446
Ratio of earnings to fixed charges(4)............           2.5x               1.9x            4.5x          2.8x
Ratio of LTM EBITDA to cash interest
  expense(5)(6)..................................           2.3x               2.0x            3.0x          2.2x
Ratio of net debt to LTM EBITDA(6)...............           3.5x               4.9x            2.7x          4.4x
BALANCE SHEET DATA (AT PERIOD END):
Working capital........................................................................   $139,192      $140,666
Total assets...........................................................................    197,719       322,576
Total debt.............................................................................    133,907       233,446
Stockholders' equity...................................................................     25,577        25,577

-------------------------

     (1) EBITDA represents operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted measure to provide information regarding a company's ability to pay interest, repay debt or make capital expenditures. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operations or other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity. Additionally, our calculation of EBITDA may differ from that performed by other companies, and thus the amounts disclosed for EBITDA may not be directly comparable to similarly titled measures disclosed by other companies.

     (2) EBITDA margin represents EBITDA as a percentage of net sales.

     (3) Net debt represents total debt less cash and marketable securities.

     (4) For purposes of this computation, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest on indebtedness plus that portion of lease rental expense representative of the interest factor.

     (5) Cash interest expense is defined as interest expense less amortization of debt issuance costs.

     (6) Reflects data for the latest twelve months ended ("LTM") June 27, 1998 and September 26, 1998 as indicated.

                  SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

     The following table presents our summary historical financial and other data as of and for the fiscal years ended June 29, 1996, June 28, 1997 and June 27, 1998. This data is from our audited consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus. This table also presents our summary historical financial and other data as of and for the thirteen weeks ended September 27, 1997 and September 26, 1998. This data is from our unaudited condensed consolidated financial statements, including the notes thereto, but, in the opinion of our management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Operating results for the thirteen weeks ended September 27, 1997 and September 26, 1998 do not necessarily show what the results for a full year will be. Since the information is only a summary, you should read "Selected Historical Financial and Other Data," "Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes, appearing elsewhere in this Prospectus.

                                                 FISCAL YEARS ENDED             THIRTEEN WEEKS ENDED
                                           ------------------------------   -----------------------------
                                           JUNE 29,   JUNE 28,   JUNE 27,   SEPTEMBER 27,   SEPTEMBER 26,
                                             1996       1997       1998         1997            1998
                                           --------   --------   --------   -------------   -------------
                                                               (Dollars in thousands)
STATEMENT OF EARNINGS:
Net sales................................  $99,202    $182,806   $305,599     $ 65,773        $104,388
Cost of goods sold.......................   66,923     121,590    179,376       38,697          55,004
Distribution expenses....................    5,856       7,809     12,327        2,279           3,609
                                           -------    --------   --------     --------        --------
  Gross profit...........................   26,423      53,407    113,896       24,797          45,775
Selling, general, and administrative
  expenses...............................   21,343      42,944     84,216       16,977          27,780
                                           -------    --------   --------     --------        --------
  Operating income.......................    5,080      10,463     29,680        7,820          17,995
Interest expense, net....................   (3,934)     (4,063)    (5,333)      (1,263)         (2,399)
Cost associated with refinancing.........       --          --     (1,133)          --              --
Realized gain on sale of marketable
  securities.............................       --          --      8,972           --              --
                                           -------    --------   --------     --------        --------
  Income before income taxes.............    1,146       6,400     32,186        6,557          15,596
Income tax expense (benefit).............   (3,450)      2,001     12,205        2,433           4,777
                                           -------    --------   --------     --------        --------
  Net income.............................  $ 4,596    $  4,399   $ 19,981     $  4,124        $ 10,819
                                           =======    ========   ========     ========        ========
OTHER DATA:
Cash flows provided by (used in):
  Operating Activities...................  $(3,571)   $ (8,966)  $(25,102)    $(30,061)       $(20,819)
  Investing Activities...................   (4,280)     (6,348)    14,507         (884)           (589)
  Financing Activities...................    7,849      17,922      8,643       28,671          21,764
EBITDA(1)................................  $ 7,276    $ 13,599   $ 33,981     $  8,708        $ 19,239
EBITDA margin(2).........................      7.3%        7.4%      11.1%        13.2%           18.4%
Depreciation and amortization............  $ 2,196    $  3,136   $  4,301          888           1,244
Capital expenditures.....................    4,280       4,608      4,565          884             589
Ratio of earnings to fixed charges(3)....      1.3x        2.2x       5.8x         5.6x            6.8x
BALANCE SHEET DATA (AT PERIOD END):
Working capital..........................  $12,244    $ 17,996   $ 44,768     $ 18,828        $103,280
Total assets.............................   59,481     102,343    141,397      145,411         183,528
Total debt...............................   28,266      43,410     50,475      172,082         118,907

-------------------------
(1) EBITDA represents operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted measure to provide information regarding a company's ability to pay interest, repay debt or make capital expenditures. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operations or other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity. Additionally, our calculation of EBITDA may differ from that performed by other companies, and thus the amounts disclosed for EBITDA may not be directly comparable to similarly titled measures disclosed by other companies.

(2) EBITDA margin represents EBITDA as a percentage of net sales.

(3) For purposes of this computation, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest on indebtedness plus that portion of lease rental expense representative of the interest factor.

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, before deciding to invest in the notes. In connection with the forward-looking statements which appear in this Prospectus, you should carefully review the factors discussed below and the cautionary statements referred to in "Forward-Looking Statements."

RISKS RELATING TO THE NOTES

SUBSTANTIAL LEVERAGE

     We are highly leveraged. As of September 26, 1998, after giving pro forma effect to the Financing, we would have had total consolidated indebtedness of approximately $133.9 million, including $125.0 million of the outstanding notes, and total stockholders' equity of $25.6 million. Also, after giving pro forma effect to the Financing, our ratio of earnings to fixed charges would have been 4.5x for the thirteen weeks ended September 26, 1998. Additionally, we incurred substantial additional indebtedness to consummate the Toastmaster Acquisition. As of September 26, 1998, after giving pro forma effect to the Financing and the Toastmaster Acquisition, we would have had total consolidated indebtedness of approximately $233.4 million and total stockholders' equity of $25.6 million. Also, after giving pro forma effect to the Financing and the Toastmaster Acquisition, our ratio of earnings to fixed charges would have been 2.8x for the thirteen weeks ended September 26, 1998. See "Capitalization", "Selected Historical Financial and Other Data," and "Pro Forma Condensed Consolidated Financial Information." We may incur additional indebtedness in the future, including through additional borrowings under the New Credit Agreement, subject to the satisfaction of certain financial tests. See "Description of Preferred Stock and Certain Indebtedness -- New Credit Agreement" and "Description of the New Notes -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

     Our ability to pay principal and interest on the notes, to satisfy our other debt service obligations and to fund planned capital expenditures will depend upon our future operating performance, which will be affected by prevailing economic conditions in the markets we serve and financial, business and other factors, certain of which are beyond our control. Based upon our current level of operations, we believe that cash flow from operations and available cash, together with available borrowings under the New Credit Agreement, will be adequate to meet our anticipated future requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness, including the notes. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available under the New Credit Agreement in an amount sufficient to enable us to service our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of the principal of the notes on or prior to maturity. We cannot assure you that we will be able to effect any such refinancing on commercially reasonable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The degree to which we are leveraged could have important consequences to holders of the notes, such as:

     - making it more difficult for us to satisfy our obligations with respect to the notes;

     - increasing our vulnerability to general adverse economic and industry conditions;

     - limiting our ability to obtain additional financing to fund future working capital, capital expenditures or other general corporate requirements;

     - requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures or other general corporate purposes;

     - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

     - placing us at a competitive disadvantage vis-a-vis less leveraged competitors.

     In addition, the indenture governing the notes and the New Credit Agreement contain financial and other restrictive covenants that will limit our ability to, among other things, borrow additional funds. Our failure to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. If we cannot generate sufficient cash to meet our obligations as they become due or refinance such obligations, we may have to sell assets or reduce capital expenditures. In addition, our degree of leverage could prevent us from repurchasing all of the notes tendered to us upon the occurrence of certain change of control events. See "Description of the New Notes -- Repurchase at the Option of Holders -- Change of Control."

SUBORDINATION OF THE NOTES; GUARANTEES

     The notes will be subordinated to all Senior Debt including all obligations under the New Credit Agreement. Upon any distribution to creditors in a liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding, the holders of Senior Debt will be entitled to be paid in full in cash before any payment may be made with respect to the notes. In addition, the subordination provisions of the indenture governing the notes will provide that payments with respect to the notes can be blocked in the event of defaults on Designated Senior Debt (as defined). In the event of a bankruptcy, liquidation or reorganization, holders of the notes will participate equally with all holders of subordinated indebtedness that is deemed to be of the same class as the notes, and potentially with all other general creditors, based upon the amounts owed to each holder or creditor, in the remaining assets. In any of the foregoing events, we cannot assure you that there would be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of Senior Debt. As of September 26, 1998, after giving pro forma effect to the Financing, we would have had no Senior Debt outstanding (exclusive of unused commitments of up to $125.0 million under the New Credit Agreement, all of which would constitute Senior Debt). Additionally, as of September 26, 1998, after giving pro forma effect to the Financing and the Toastmaster Acquisition, the aggregate amount of consolidated indebtedness and other liabilities to which the notes would be subordinated would have been approximately $99.5 million, consisting of borrowings under the New Credit Agreement (exclusive of unused commitments of up to $25.5 under the New Credit Agreement, all of which would constitute Senior Debt). We may also incur additional indebtedness. Substantially all of our assets will or may in the future be pledged to secure our other indebtedness subject to certain limitations contained in our debt agreements. See "Capitalization," "Description of Preferred Stock and Certain Indebtedness -- New Credit Agreement" and "Description of the New Notes -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

     Our payment obligations under the notes will be jointly and severally guaranteed on a senior subordinated basis by each of our existing and future domestic subsidiaries. The notes will not be guaranteed by any of our current or future foreign subsidiaries. Our non-guarantor subsidiary accounted for 2.4% of our net sales and generated $1.7 million of EBITDA during the thirteen weeks ended September 26, 1998 and 0.5% of our net sales and generated $(0.8) million of EBITDA during the fiscal year ended June 27, 1998. The guarantees will be subordinated to the guarantees of Senior Debt issued by the guarantors under the New Credit Agreement. See "Description of the New Notes -- Subordination; Subsidiary Guarantee."

RESTRICTIONS UNDER THE NEW CREDIT AGREEMENT AND THE INDENTURE

     The New Credit Agreement imposes, and the indenture governing the notes will impose, restrictions that affect, among other things, our ability to incur debt, pay dividends, sell assets, create liens, make capital expenditures and investments, merge or consolidate, enter into transactions with affiliates, and otherwise enter into certain transactions outside the ordinary course of business. We are also required under the New Credit Agreement to maintain specified financial ratios, including a minimum fixed charge coverage ratio and a maximum leverage ratio, and meet certain financial tests. Our ability to continue to comply with the covenants and restrictions may be affected by events beyond our control. A breach of any of these covenants or restrictions would result in an event of default under the New Credit Agreement and the indenture, in which case the lenders under the New Credit Agreement could elect to declare all amounts borrowed thereunder, together with accrued interest, to be due and payable, foreclose on the assets securing the New Credit Agreement or cease to provide additional revolving loans or letters of credit, which could have a material adverse effect on us. If any event of default exists on Designated Senior Debt, subordination provisions in the indenture may restrict payments to holders of the notes until holders of Senior Debt are paid in full or such default is cured or waived or has ceased to exist. A failure to comply with the restrictions in the indenture could result in an event of default under the indenture. See "Description of Preferred Stock and Certain Indebtedness -- New Credit Agreement" and "Description of the New Notes -- Certain Covenants."

LIMITATIONS ON CHANGE OF CONTROL

     Upon certain change of control events, we will be required to make an offer in cash to repurchase all or any part of each holder's notes at a repurchase price equal to 101% of the principal amount thereof, plus accrued interest. Further, the provisions of the indenture governing the notes may not afford holders protection in the event we engage in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction, if such transaction does not result in a change of control. The source of funds for any such repurchase would be our available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a new controlling person. We cannot assure you that sufficient funds will be available at the time of any change of control event to make any required repurchases of the notes tendered. In addition, we are prohibited under the New Credit Agreement from making any such required repurchases. Our failure to offer to repurchase notes, or to repurchase notes tendered, following a change of control will result in a default under the indenture governing the notes, which could lead to a cross-default under the New Credit Agreement and under the terms of other indebtedness. In addition, prior to repurchasing the notes upon a change of control event, we must either repay outstanding indebtedness under our New Credit Agreement or obtain the consent of the lenders. If we do not obtain such consent or repay outstanding indebtedness under our New Credit Agreement, we would remain effectively prohibited from offering to purchase the Notes. See "Description of Preferred Stock and Certain Indebtedness -- Credit Agreement,", "Description of the New Notes -- Subordination" and "-- Repurchase at the Option of Holders -- Change of Control."

LIQUID TRADING MARKET FOR THE NOTES MAY NOT DEVELOP

     There has not been established trading market for the notes. Although the initial purchaser has informed us that it currently intends to make a market in the outstanding notes and, if issued, the exchange notes, which will replace the outstanding notes, it has no obligation to do so and may discontinue making a market at any time without notice.

     The notes are eligible for trading in the Private Offerings, Resale and Trading through the Automatic Linkage ("PORTAL") market. However, we do not intend to apply for listing of the outstanding notes or, if issued, the exchange notes, on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

     The liquidity of any market for the notes will depend upon the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. A liquid trading market may not develop for the notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Untendered outstanding notes that are not exchanged for new notes pursuant to the Exchange Offer will remain restricted securities. Outstanding notes will continue to be subject to the following restrictions on transfer:

     - outstanding notes may be resold only if registered pursuant to the Securities Act, if an exemption from registration is available thereunder, or if neither such registration nor such exemption is required by law,

     - outstanding notes shall bear a legend restricting transfer in the absence of registration or an exemption therefrom, and

     - a holder of outstanding notes who desires to sell or otherwise dispose of all or any part of its outstanding notes under an exemption from registration under the Securities Act, if requested by us, must deliver to us an opinion of independent counsel experienced in Securities Act matters, reasonably satisfactory in form and substance to us, that such exemption is available.

FRAUDULENT CONVEYANCE MATTERS

     Our obligations under the notes, and the consummation of the Recapitalization, the Financing and the Toastmaster Acquisition, may be subject to review under various laws for the protection of creditors, including federal and state fraudulent conveyance and fraudulent transfer laws, if a bankruptcy case or other lawsuit (including in circumstances where bankruptcy is not involved) is commenced by or on behalf of any of our creditors. If a court in such a case or lawsuit were to find that, at the time we issued the notes or at the time of such transactions, we (1) intended to hinder, delay or defraud any existing or future creditor or (2) did not receive fair consideration or reasonably equivalent value for issuing the notes or in connection with such transactions, and we either (a) were insolvent or rendered insolvent by reason thereof, (b) were engaged or were about to engage in a business or transaction for which our remaining unencumbered assets constituted unreasonably small capital or (c) intended to or believed that we would incur debts beyond our ability to pay such debts as they matured or became due, such court could void our obligations under the notes, subordinate the notes to our other indebtedness, direct that holders of the notes return to us any amounts paid thereunder or to a fund for the benefit of our creditors or take other action detrimental to the holders of the notes.

     The measure of insolvency for purposes of the foregoing will vary depending upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent at a particular time if the sum of its debts, including contingent liabilities, at that time is greater than the then-fair value of its assets or if the fair saleable value of its assets at that time is less than the amount that would be required to pay its probable liability on its existing debts as they become absolute and mature. We cannot assure you as to what standard a court would apply to evaluate the parties' intent or to determine whether we were insolvent at the time of, or rendered insolvent upon consummation of, the Recapitalization, the Financing or the Toastmaster Acquisition or that, regardless of the standard, a court would determine that we were insolvent at the time of, or rendered insolvent upon consummation of, such transactions.

     Our obligations under the notes will be guaranteed by our current and future domestic restricted subsidiaries, and the guarantees of the notes also may be subject to review under various laws for the protection of creditors, including federal and state fraudulent conveyance and fraudulent transfer laws, if a bankruptcy case or a lawsuit (including in circumstances where bankruptcy is not involved) is commenced by or on behalf of any creditor of a guarantor or a representative of any such creditors. In such a case, the analysis set forth above would generally apply, except that the guarantees could also be subject to the claim that, since the guarantees were incurred for our benefit (and only indirectly for the benefit of the guarantors), the obligations of the guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration. A court could void a guarantor's obligation under its guarantee of the notes, subordinate the guarantee to other indebtedness of a guarantor, direct that holders of the notes return any amounts paid under a guarantee to the relevant guarantor or to a fund for the benefit of its creditors, or take other action detrimental to the holders of the notes.

     On the basis of historical financial information, recent operating history and other factors, we believe that on a consolidated basis after giving effect to the Recapitalization, the Financing and the Toastmaster Acquisition, we will not be insolvent, will not have unreasonably small capital for the business in which we are engaged and will not incur debts beyond our ability to pay such debts as they mature. We cannot assure you as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

RISKS RELATING TO THE COMPANY

RISKS RELATING TO THE TOASTMASTER ACQUISITION

     Integration of Toastmaster. We cannot assure you that we will successfully integrate Toastmaster with our business operations. The full benefits of the Toastmaster Acquisition will require the integration of administrative, finance, purchasing, product development and sales and marketing organizations. The integration will also require the implementation of appropriate operational, financial, and management systems and controls. We cannot assure you that we will not encounter difficulties in expanding our financial controls and reporting systems to meet our future needs. If we fail to successfully integrate the operations of Salton and Toastmaster, or if anticipated revenue enhancements and cost savings are not realized, our business, results of operations and financial condition would be materially adversely affected. The unaudited Pro Forma Condensed Consolidated Financial Information included herein contains certain adjustments relating to the acquisition of Toastmaster. Although these adjustments are based upon available information and certain assumptions we consider reasonable as of the date of this Prospectus, actual amounts could differ from those set forth therein, possibly to a material extent. Moreover, we cannot assure you that the anticipated impact of the integration of Toastmaster upon our financial condition and results of operations as presented in such pro forma financial statements will be as presented. See "Summary -- Summary Pro Forma Condensed Consolidated Financial Data," "-- Recent
Developments -- Toastmaster Acquisition," "-- The Financing," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Pro Forma Condensed Consolidated Financial Information."

     Limited Manufacturing Experience. Except for the assembly of certain products in our Kenilworth, New Jersey plant, we arrange for the manufacture of most of our products with manufacturers located overseas, primarily in the Far East and Europe. Toastmaster manufactures toasters, toaster-oven-bakers and electric heating elements at its owned plant in Macon, Missouri. Toastmaster also manufactures time products at its owned plant in Laurinburg, North Carolina. We currently expect to continue manufacturing certain products at these plants after the Toastmaster Acquisition is consummated. Our manufacture of these products will subject us to certain additional risks, including those relating to the price and availability of raw materials and environmental concerns. We cannot assure you that we will be able to manufacture products successfully and in a cost effective manner.

     Reliance on Certain Customers. Toastmaster's revenues in the aggregate with respect to its five largest customers during 1995, 1996 and 1997 were approximately 45.7%, 42.8% and 44.0%, respectively, of its net sales. During 1995, 1996 and 1997, Wal-Mart (including Sam's Clubs) accounted for approximately 29.0%, 27.0% and 27.0%, respectively, of Toastmaster's net sales. Although Toastmaster has long-established relationships with many of its customers, Toastmaster does not have long-term supply contracts with them. A decrease in business from any of Toastmaster's major customers or a general economic downtown in retail sales could have a material adverse effect on our business, results of operations and financial condition.

DEPENDENCE ON MAJOR CUSTOMERS

     Our total net sales to our five largest customers during fiscal 1998 were approximately 47% of net sales in fiscal 1998, with our largest customer, Kmart, representing approximately 19% of our net sales in fiscal 1998. Except for our supply agreement with Kmart, we do not have long-term agreements with our major customers, and purchases are generally made through the use of individual purchase orders. A significant reduction in purchases by any of these major customers or a general economic downturn in retail sales could have a material adverse effect on our business, financial condition and results of operations. See "Business -- Marketing and Distribution."

RISKS ASSOCIATED WITH DEVELOPMENT OF NEW PRODUCTS

     We believe that our future success will depend in part upon our ability to continue to introduce innovative designs in our existing products and to develop, manufacture and market new products. We cannot assure you that we will be successful in the introduction, marketing and manufacture of any new products or product innovations or that we will be able to develop and introduce in a timely manner innovations to our existing products which satisfy customer needs or achieve market acceptance. The failure to develop products and introduce them successfully and in a timely manner could have a material adverse effect on our business, financial condition and results of operations. See "Business -- New Product Development."

DEPENDENCE ON FOREIGN SUPPLIERS

     We are dependent upon unaffiliated foreign companies for the manufacture of most of our products. Our arrangements with our manufacturers are subject to the risks of doing business abroad, such as import duties, trade restrictions, production delays due to unavailability of parts or components, transportation delays, work stoppages, foreign currency fluctuations, political instability and other factors which could have an adverse effect on our business, financial condition and results of operations. We believe that the loss of any one or more of our suppliers would not have a long term material adverse effect on our business, financial condition and results of operations, because other manufacturers with whom we do business would be able to increase production to fulfill our requirements. However, the loss of certain of our suppliers could, in the short term, adversely affect our business until alternative supply arrangements were secured.

     During fiscal 1998, three manufacturers located in China accounted for approximately 12.7%, 12.4% and 10.1%, respectively, of our product purchases. China currently enjoys most-favored-nation ("MFN") trading status granted by the United States, pursuant to which the United States imposes the lowest applicable tariffs on Chinese exports to the United States. The United States annually reconsiders the renewal of MFN trading status for China. We cannot assure you that China's MFN trading status will be renewed in future years. If MFN status for goods produced in China were removed, there would be a substantial increase in tariffs imposed on goods of Chinese origin entering the United States, including those manufactured for us, which could have a material adverse impact on our business, financial condition and results of operations. See
"Business -- Sources of Supply."

RETAIL INDUSTRY

     Our products are sold to consumers through major retail channels, primarily mass merchandisers, department stores, specialty stores, direct mail catalogs and showrooms and other direct distribution channels. As a result, our business and financial results can fluctuate with the financial condition of our retail customers and the retail industry generally. Certain of our retail customers, such as HomePlace Stores, Inc. and Venture Stores, have filed for bankruptcy protection in recent years. We continually monitor and evaluate the credit status of our customers and attempt to adjust sales terms as appropriate. Despite these efforts, a bankruptcy filing by a significant customer could have a material adverse effect on our business, financial condition and results of operations.

SUPPLY AGREEMENT WITH KMART

     In January 1997, we entered into a seven-year major supply agreement with Kmart for Kmart to purchase, distribute, market and sell a broad range of kitchen and small household electrical appliances under the White-Westinghouse(R) brand name licensed to us by White Consolidated Industries, Inc. ("WCI"). Kmart is the exclusive discount department store to market these White-Westinghouse(R) products.

     The initial term of the supply agreement between us and Kmart is through June 30, 2004; however, the agreement allows for termination prior to such time for specified reasons, including (1) the termination of a supply agreement between Kmart and Newtech Electronics Industries, Inc. ("Newtech"), a 50% subsidiary of Windmere, and (2) without cause after June 30, 2002, by giving advance written notice. The supply agreement between Kmart and Newtech covers certain consumer electronic products sold under the White-Westinghouse(R) name and has an initial term and termination provisions which are substantially identical to those in Salton's supply agreement with Kmart. We have no interest in Newtech or Newtech's supply agreement with Kmart. The termination of the supply agreement between Kmart and Newtech would nonetheless give Kmart the right to terminate the supply agreement between us and Kmart. Furthermore, the supply agreement between us and Kmart allows Kmart to terminate the agreement on the basis of any claim which Kmart reasonably believes impairs or would impair Kmart's ability to receive the benefits of its supply agreement with us or Newtech, whether relating to any or all products. Although the Trademark Litigation (as defined in the next paragraph) was pending prior to the execution of the supply agreement between us and Kmart, if Kmart were to view the Trademark Litigation as a claim which it reasonably believes would impair its ability to receive the benefits of its agreement with us or Newtech, it could terminate the supply agreement between us and Kmart. During fiscal 1998, Kmart purchased approximately $58.9 million of products from us, which accounted for approximately 19% of our net sales. The termination of the supply agreement between us and Kmart, or any significant modification thereof, could have a material adverse effect on our business, financial condition and results of operations.

TRADEMARK LITIGATION

     In November 1996, WCI filed suit for injunctive relief and damages against Westinghouse Electric Corporation (now known as CBS Corporation ("CBS")) in the United States District Court for the Northern District of Ohio alleging that CBS's grant of licenses to the Westinghouse(TM) name for use on lighting products, fans and electrical accessories for use in the home violates WCI's rights to the Westinghouse(TM) name and constitutes a breach of the agreements under which CBS's predecessor sold WCI its appliance business and licensed certain trademark rights in 1975. In response to that suit, CBS filed a related action in December 1996 in the United States District Court for the Western District of Pennsylvania, naming WCI, Windmere, Salton, Newtech and certain other parties as defendants. The two actions have now been consolidated in the Pennsylvania court (the "Trademark Litigation"). A trial date of June 21, 1999 has been set by the court. CBS seeks an injunction prohibiting us, Newtech and WCI from using the White-Westinghouse(R)name on products not specifically enumerated in the sale documents between CBS's predecessor and WCI, and unspecified damages and attorneys' fees. An adverse decision in the Trademark Litigation could result in us and Newtech being limited in further use of the White-Westinghouse(R) name and therefore the possible termination or significant modification of the supply agreement between us and Kmart.

     The legal costs that may be incurred in defending against this action could be substantial. In addition, the litigation could be protracted and result in diversion of management and other resources. WCI is currently defending us in this action. We cannot assure you that WCI will prevail in its lawsuit, or that WCI, Salton and their other co-defendants will prevail in their defense of CBS's lawsuit. In the event that a favorable outcome for us is not obtained, we intend to vigorously pursue our right to indemnification under indemnification provisions in the license agreements between WCI and us relating to the White-Westinghouse(R) brand name. We cannot assure you that WCI will agree on the scope of the indemnity, or that any such indemnity payment which may become due to us will be paid fully or in a timely fashion or at all.

     Related proceedings have also been commenced before the Trademark Trial and Appeal Board (the "Trademark Board") of the United States Patent and Trademark Office in opposition to WCI's and CBS's efforts to register certain uses of the Westinghouse(TM) and White-Westinghouse(R) names. Such proceedings have been stayed pending resolution of the Trademark Litigation in the Pennsylvania court. Even if the Trademark Litigation is resolved in our favor, it is possible that the proceedings before the Trademark Board will continue and could have a material adverse effect upon our business, financial condition and results of operations. See "Business -- Legal Proceedings."

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

     We continue to look for opportunities to acquire businesses and product lines that fit within our acquisition strategy. To that end, we have had, and continue to have, discussions with acquisition candidates. The level of this activity will vary from time to time depending on the type of acquisition candidates we identify. Our ability to accomplish our strategy will depend upon a number of factors including, among other things, our ability to identify acceptable acquisition candidates, to acquire the necessary funds for such acquisitions, to consummate such acquisitions on terms favorable to us and to promptly and profitably integrate the acquired operations into our operations. See "Business -- Business Strategy."

     Acquiring additional businesses and product lines may require additional capital and the consent of our lenders and may have a significant impact on our financial position and results of operations. Any such acquisitions may involve the issuance of additional debt, subject to certain restrictions in the indenture governing the notes and the New Credit Agreement. Acquisitions could result in substantial amortization charges from the accumulation of goodwill and other intangible assets which could reduce reported earnings. We cannot assure you that we will be successful in identifying acceptable acquisition candidates or that any acquired operations will be profitable or will be successfully integrated or that any such future acquisitions will not materially and adversely affect our business, financial condition and results of operations. Opportunities for growth through acquisitions, future operating results and the success of acquisitions may be subject to the effects of, and changes in, United States and foreign trade and monetary policies, laws and regulations, political and economic developments, inflation rates, and the effect of taxes and operating conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COMPETITION

     The markets for our products are highly competitive. We believe that competition is based upon several factors, including price, access to retail shelf space, product features and enhancements, brand names, new product introductions, marketing support and distribution approaches. We compete with established companies, a number of which have substantially greater facilities, personnel, financial and other resources than we have. We cannot assure you that significant new competitors or increased competition from existing competitors will not adversely affect our business, financial condition and results of operations. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

     Our continued success will depend significantly on the efforts and abilities of our executive officers: David C. Sabin, Chairman; Leonhard Dreimann, Chief Executive Officer; and William B. Rue, President, Chief Operating Officer and Chief Financial Officer. In connection with the Recapitalization, Messrs. Sabin, Dreimann and Rue entered into new employment agreements with Salton which provide for their continued employment in their present capacities. The loss of the services of one or more of these individuals could have a material adverse effect on our business. In addition, as our business develops and expands, we believe that our future success will depend greatly on our ability to attract and retain highly qualified and skilled personnel. We do not have, and do not intend to obtain, key-man life insurance on our executive officers. See "Management -- Employment Agreements."

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

CONCENTRATION OF OWNERSHIP

     As of December 28, 1998, Centre Partners and its affiliates owned 213,700 shares of our common stock and 40,000 shares of Convertible Preferred Stock, which are currently convertible into 2,352,941 shares of our common stock. Each holder of the Convertible Preferred Stock is entitled to one vote for each share of our common stock which such holder could receive upon conversion of the Convertible Preferred Stock. Accordingly, Centre Partners and its affiliates currently hold approximately 28.8% of the total voting power of the Company. As of December 28, 1998, our executive officers and entities affiliated with these officers owned in the aggregate approximately 11.2% of the outstanding shares of our common stock (assuming conversion of the outstanding Convertible Preferred Stock, but excluding outstanding options). Consequently, in the event that these stockholders vote together, they will be able to exercise significant influence with respect to the election of directors or major corporate transactions such as a merger or sale of all or substantially all of our assets, which transactions may result in a change of control event under the indenture governing the notes. Pursuant to the Preferred Stock Agreement, Centre Partners generally has the right to designate two directors as long as it and its affiliates own at least 12.5% of the total voting power of the Company and one director as long as it and its affiliates own at least 7.5% of the total voting power of the Company. The interests of our stockholders may conflict with the interests of holders of the notes in certain circumstances. See "Share Ownership."

SEASONALITY OF BUSINESS

     Our business is highly seasonal, with operating results varying from quarter to quarter. We have historically experienced higher sales during the months of August through November primarily due to increased demand by customers for our products attributable to holiday sales. This seasonality has also resulted in additional interest expense for us during this period due to an increased need to borrow funds to maintain sufficient working capital to finance product purchases and customer receivables for the seasonal period. Lower sales than expected by us during this period, a lack of availability of product, a general economic downturn in retail sales or the inability to service additional interest expense due to increased borrowings could have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON TRADEMARKS

     We believe that our rights in owned and licensed names are a significant part of our business and that our ability to create demand for our products is dependent to a large extent on our ability to exploit these trademarks. There can be no assurance as to the breadth or degree of protection that these trademarks may afford us, or that we will be able to successfully exploit our trademarks in the future. Any inability to do so, particularly with respect to names in which we have made significant capital investments, could have a material adverse effect on our business, financial condition and results of operations. In addition, because our business strategy is heavily dependent upon the use of brand names, adverse publicity with respect to products that are not sold by us, but bear the brand names used by us could have a material adverse effect on our business, financial condition and results of operations. See "Business -- Trademarks, Patents and Licensing Arrangements" and " -- Legal Proceedings."

RISKS OF PROTECTION OF PROPRIETARY TECHNOLOGY

     We have filed applications or obtained licenses for patents and design registrations in the United States and in several foreign countries. With respect to our applications for patents, we cannot assure you that any patents will be obtained. If obtained, we cannot assure you that such patents will afford us commercially significant protection of our technologies or that we will have adequate resources to enforce our patents. Patent applications in the United States are maintained in secrecy until patents are issued, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we file or the first to file patent applications on such inventions.

     Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products. We have not conducted an independent review of patents issued to third parties. Although we believe that our products do not infringe the patents or other proprietary rights of third parties, we cannot assure you that other parties will not assert infringement claims against us or that such claims will not be successful. There can also be no assurance that competitors will not infringe on any patents obtained by us. Defense and prosecution of patent suits, even if successful, are both costly and time consuming. An adverse outcome in the defense of a patent suit could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties on potentially unfavorable terms or require us to cease selling our products.

     We also rely on unpatented proprietary technology and there can be no assurance that others may not independently develop the same or similar technology or otherwise obtain access to our unpatented technology. If we are unable to maintain the proprietary nature of our technologies, our business, financial condition and results of operations could be materially adversely affected. See "Business -- Trademarks, Patents and Licensing Arrangements."

PRODUCT LIABILITY

     We face exposure to product recalls and product liability claims in the event that our products are alleged to have manufacturing or safety defects or to have resulted in injury or other adverse effects. Although we maintain product liability insurance in amounts that we believe are reasonable, we cannot assure you that we will be able to maintain our product liability insurance on acceptable terms, if at all, in the future or that product liability claims will not exceed the amount of our insurance coverage. We do not maintain product recall insurance. As a result, we cannot assure you that product recalls and product liability claims will not have a material adverse effect on our business, financial condition and results of operations. See "Business -- Legal Proceedings."

GOVERNMENT REGULATION

     Most federal, state and local authorities require Underwriters Laboratory, Inc., an independent, not-for-profit corporation engaged in the testing of products for compliance with certain public safety standards, or other safety regulation certification prior to marketing electrical appliances. We cannot assure you that our products, or additional electrical appliances which may be developed by us, will meet the specifications required by these authorities. A determination that we are not in compliance with such rules and regulations could result in the imposition of fines or an award of damages to private litigants. These and other initiatives could have a material adverse effect on our business, financial condition and results of operations. See
"Business -- Regulation."

RISKS RELATING TO YEAR 2000

     Many computer and other software and hardware systems currently are not, or will or may not be, able to read, calculate or output correctly using dates after 1999, and such systems will require significant modifications in order to be "year 2000 compliant." This issue may have a material adverse affect on our business, financial condition and results of operations because our computer and other systems are integral parts of our distribution activities as well as our accounting and other information systems and because we will have to divert financial resources and personnel to address this issue.

     We have reviewed our computer and other hardware and software systems and have recently begun upgrading those systems that we have identified as not being year 2000 compliant. The existing systems will be upgraded either through modification or, as a contingency, replacement. We currently anticipate that we will upgrade and complete testing of the upgrades by the end of fiscal 1999.

     Although we are not aware of any material operational impediments associated with upgrading our computer and other hardware and software systems to be year 2000 compliant, we cannot make any assurances that the upgrade of our computer systems will be completed on schedule or that the upgraded systems will be free of defects. If any such risks materialize, we could experience material adverse consequences to our business, financial condition and results of operations.

     Year 2000 compliance may also adversely affect our business, financial condition and results of operations indirectly by causing complications of, or otherwise affecting, the operations of any one or more of our suppliers and customers. We have contacted our significant suppliers and certain of our customers in an attempt to identify any potential year 2000 compliance issues with them. We currently believe that our major suppliers have made significant progress with respect to year 2000 compliance issues. We are currently unable to anticipate the magnitude of the operational or financial impact on us of year 2000 compliance issues with our customers even though we know that these customers have implemented significant programs with respect to year 2000 compliance issues.

     We incurred approximately $765,000 through fiscal 1998 and expect to incur approximately $135,000 through fiscal 1999 to resolve and test our year 2000 compliance issues. All expenses incurred in connection with year 2000 compliance will be expensed as incurred, other than acquisitions of new software or hardware, which will be capitalized.

                                USE OF PROCEEDS

     There will be no cash proceeds payable to the Company from the issuance of the new notes pursuant to the Exchange Offer. The Company used the aggregate gross proceeds of the Financing:

     - to repay approximately $90.0 million of outstanding indebtedness under the Tranche A Term Loan;

     - to repay outstanding indebtedness under the Revolving Credit Facility, which totalled $20.0 million as of September 26, 1998;

     - to repay $0.8 million of accrued interest on the outstanding indebtedness being repaid;

     - to pay fees and expenses of approximately $4.1 million incurred in connection with this offering; and

     - the balance of approximately $10.1 million will be used for working capital and general corporate purposes.

See "Summary -- The Financing," "Description of Preferred Stock and Certain Indebtedness -- New Credit Agreement," "Capitalization," and "Pro Forma Condensed Consolidated Financial Information." Following the repayment of the Tranche A Term Loan, such facility was permanently terminated. See "Description of Preferred Stock and Certain Indebtedness -- New Credit Agreement."

     The Tranche A Term Loan repaid out of the proceeds of the Financing was incurred to finance the Stock Repurchase and the Option Repurchase. The Tranche A Term Loan bears interest at an established base rate (equivalent to the prime rate of interest) plus an applicable margin or, at the Company's election, a eurodollar rate (equivalent to the LIBOR rate) plus an applicable margin based on a range of ratios of total debt to earnings before interest, taxes, depreciation and amortization. At September 26, 1998, the base rate plus applicable margin was 9.6% and the eurodollar rate plus applicable margin was 7.8%. The Tranche A Term Loan matures in twenty consecutive quarterly installments commencing on September 30, 1998. See "Description of Preferred Stock and Certain Indebtedness -- New Credit Agreement". An affiliate of Lehman Brothers Inc., the Initial Purchaser, is the arranger and syndication agent of the New Credit Agreement and received a majority of the net proceeds as a result of the repayment. See "Plan of Distribution."

                               THE EXCHANGE OFFER

GENERAL

     In connection with the sale of the outstanding notes (the "Old Notes"), the purchasers thereof became entitled to the benefits of certain registration rights. Pursuant to the registration rights agreement executed as part of the Financing (the "Registration Rights Agreement"), the Company agreed to (i) file the Registration Statement of which this Prospectus is a part with respect to the exchange of the Old Notes for the new notes to be issued in the Exchange Offer (the "New Notes," and together with the Old Notes, the "Notes") with the Commission on or prior to 60 days after the date of original issue of the Old Notes, (ii) use its best efforts to have the Registration Statement declared effective by the Commission on or prior to 120 days after the original issue of the Old Notes, (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, commence the Exchange Offer and use its best efforts to issue on or prior to 30 business days after the date on which the Registration Statement was declared effective by the Commission, the New Notes. The New Notes have terms identical in all material respects to the terms of the Old Notes. However, if (i) the Company is not required to file the Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any Holder of the Old Notes other than the initial purchaser notifies the Company prior to the 20th day following consummation of the Exchange Offer that
(A) it is prohibited by law or Commission policy from participating in the Exchange Offer or (B) that it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Registration Statement is not appropriate or available for such resales or (C) that it is a broker-dealer and owns Notes acquired directly from the Company or an affiliate of the Company, the Company has agreed to file with the Commission a Shelf Registration Statement to cover resales of the Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company has also agreed that if (i) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (ii) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), or (iii) the Company fails to consummate the Exchange Offer within 30 business days of the Effective Target Date with respect to the Registration Statement, or (iv) the Shelf Registration Statement or the Registration Statement is declared effective but thereafter ceases to be effective or usable during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (i) through (iv) above a "Registration Default"), then the Company will pay Liquidated Damages to each Holder of Old Notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Old Notes held by such Holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Old Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.50 per week per $1,000 principal amount of Old Notes.

     In the event the Exchange Offer is consummated, the Company will not be required to file a Shelf Registration Statement relating to any outstanding Old Notes other than those held by persons not eligible to participate in the Exchange Offer, and the interest rate on such Old Notes will remain at its initial level of 10 3/4%. The Exchange Offer shall be deemed to have been consummated upon the earlier to occur of (i) the Company having exchanged New Notes for all outstanding Old Notes (other than Old Notes held by persons not eligible to participate in the Exchange Offer) pursuant to the Exchange Offer and (ii) the Company having exchanged, pursuant to the Exchange Offer, New Notes for all Old Notes that have been tendered and not withdrawn on the Expiration Date. Upon consummation, holders of Old Notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act. See "Risk
Factors -- Consequences of Failure to Exchange."

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Old Notes validly tendered prior to 5:00 p.m., New

York City time, on the Expiration Date. The Company will issue $ 1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer in denominations of $1,000 and integral multiples thereof.

     Based on no-action letters issued by the staff of the Commission to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than (i) a broker-dealer who purchased such Old Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that the holder is acquiring the New Notes in its ordinary course of business and is not participating, and has no arrangements or understanding with any person to participate, in the distribution of the New Notes. Holders of Old Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met.

     Each broker-dealer that receives New Notes in exchange for Old Notes held for its own account, as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The Prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of New Notes received in exchange for Old Notes. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus and any amendment or supplement to this Prospectus available to any such broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     As of the date of this Prospectus, $125 million aggregate principal amount of the Old Notes is outstanding. In connection with the issuance of the Old Notes, the Company arranged for the Old Notes initially purchased by Qualified Institutional Buyers to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The New Notes will also be issuable and transferable in book-entry form through DTC.


     This Prospectus, together with the accompanying Letter of Transmittal, is being sent to all registered holders as of February 1, 1999 (the "Record Date").


     The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. See "-- Exchange Agent." The Exchange Agent will act as agent for the tendering holders of Old Notes for the purpose of receiving New Notes from the Company and delivering New Notes to such holders.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Old Notes will be returned, without expenses, to the tendering holder thereof as promptly as practicable after the Expiration Date.

     Holders of Old Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATES; EXTENSIONS; AMENDMENTS


     The term "Expiration Date" shall mean March 4, 1999 unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended.

     In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the record holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time.

     The Company reserves the right (i) to delay acceptance of any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Old Notes not previously accepted, if any of the conditions set forth herein under "-- Termination" shall have occurred and shall not have been waived by the Company (if permitted to be waived by the Company), by giving oral or written notice of such delay, extension or termination to the Exchange Agent, and (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Old Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment.

     Without limiting the manner by which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones New Service.

INTEREST ON THE NEW NOTES

     The New Notes will bear interest from December 16, 1998, payable semiannually on December 15 and June 15 of each year commencing on June 15, 1999, at the rate of 10 3/4% per annum. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from December 16, 1998 until the date of the issuance of the New Notes. Consequently, holders who exchange their Old Notes for New Notes will receive the same interest payment on June 15, 1999 (the first interest payment date with respect to the Old Notes and the New Notes) that they would have received had they not accepted the Exchange Offer. Procedure for Tendering

PROCEDURE FOR TENDERING

     To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

     Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth herein under "-- Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     The tender by a holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also requests that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for such holders.

     The method of delivery of Old Notes and the Letters of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No Letter of Transmittal or Old Notes should be sent to the Company.

     Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Old Notes are held of record by DTC who desires to deliver such Old Notes by book-entry transfer at DTC.

     Any beneficial holder whose Old Notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be Guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office of correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution.

     If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Old Notes.

     If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All the questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Old Notes will be determined by the Company in its sole discretion, which determinations will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not validly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not property tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such Old Notes unless otherwise provided in the Letter of Transmittal, as soon as practicable flowing the Expiration Date.

     In addition, the Company reserves the right in its sole discretion to (a) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date, or, as set forth under "Termination," to terminate the Exchange Offer and (b) to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

     By tendering, each holder of Old Notes will represent to the Company that among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, that neither the Holder nor any other person has an arrangement or understanding with any person to participate in the distribution of the New Notes and that neither the holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act.

GUARANTEED DELIVERY PROCEDURE

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal, or any other required documents to the Exchange Agent prior to the Expiration Date, or if such Holder cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

          (a) The tender is made through an Eligible Institution;

          (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duty executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Old Notes, the certificate number or numbers of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Old Notes to be tendered in proper form for transfer and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered Old Notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Old Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for exchange.

     To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the business day, prior to the Expiration Date and prior to acceptance for exchange thereof by the Company. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfers sufficient to permit the Trustee with respect to the Old Notes to register the transfer of such Old Notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly tendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be tendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

TERMINATION

     Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange New Notes for, any Old Notes not therefore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes if: (i) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer, which, in the Company's judgment, might materially impair the Company's ability to proceed with the Exchange Offer or (ii) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute rule or regulation is interpreted by the staff of the Commission or court of competent jurisdiction in a manner, which, in the Company's judgment, might materially impair the Company's ability to proceed with the Exchange Offer.

     If the Company determines that it may terminate the Exchange Offer, as set forth above, the Company may (i) refuse to accept any Old Notes and return any Old Notes that have been tendered to the holders thereof, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration of the Exchange Offer, subject to the rights of such holders of tendered Old Notes to withdraw their tendered Old Notes, or (iii) waive such termination event with respect to the Exchange Offer and accept all property tendered Old Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Old Notes and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Old Notes, if the Exchange Offer would otherwise expire during such period.

EXCHANGE AGENT

     Norwest Bank Minnesota, National Association, the Trustee under the indenture governing the Notes (the "Indenture"), has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

     By Mail: Norwest Bank Minnesota, N.A.
              Corporate Trust Operations
              P.O. Box 1517
              Minneapolis, MN 55480-1517

     Facsimile Transmission: (612) 667-4927

     Confirm by Telephone: (612) 667-9764

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of the Company and its affiliates in person, by telegraph or telephone.

     The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

     The expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by the Company.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizing the federal income tax consequences of the Exchange Offer reflects the opinion of Sonnenschein Nath & Rosenthal, counsel to the Company, as to material federal income tax consequences expected to result from the Exchange Offer. An opinion of counsel is not binding on the Internal Revenue Service ("IRS") or the courts, and there can be no assurances that the IRS will not take, and that a court would not sustain, a position to the contrary to that described below. Moreover, the following discussion does not constitute comprehensive tax advice to any particular Holder of Old Notes. The summary is based on the current provisions of the Internal Revenue Code of 1986, as amended, and applicable Treasure regulations, judicial authority and administrative pronouncements. The tax consequences described below could be modified by future changes in the relevant law, which could have retroactive effect. Each Holder of Old Notes should consult its own tax advisor as to these and any other federal income tax consequences of the Exchange Offer as well as any tax consequences to it under foreign, state, local or other law.

     In the opinion of Sonnenschein Nath & Rosenthal, exchanges of Old Notes for New Notes pursuant to the Exchange Offer will be treated as a modification of the Old Notes that does not constitute a material change in their terms, and the Company intends to treat the exchanges in that manner. Therefore an exchanging Holder, will not recognize any gain or loss, in respect of an exchange of an Old Note for a New Note, and such Holder's basis and holding period in the New Note will be the same as such Holder's basis and holding period in the Old Note. The Exchange Offer will result in no federal income tax consequences to a non-exchanging Holder.

                                 CAPITALIZATION

     The following table sets forth as of September 26, 1998: (1) the historical capitalization of the Company; (2) the unaudited pro forma capitalization of the Company after giving effect to the Financing; and (3) the unaudited pro forma capitalization of the Company after giving effect to the Financing and the Toastmaster Acquisition. The actual debt amount incurred by the Company to finance the Toastmaster Acquisition differs from the amount set forth below. This table should be read in conjunction with the financial statements, and the related notes thereto, included elsewhere herein. See "Summary," "Use of Proceeds," "Pro Forma Condensed Consolidated Financial Information" and "Selected Historical Financial and Other Data."

                                                                  AT SEPTEMBER 26, 1998
                                                          --------------------------------------
                                                                             ADJUSTED FOR
                                                                      --------------------------
                                                                                   FINANCING AND
                                                                                    TOASTMASTER
                                                           ACTUAL     FINANCING     ACQUISITION
                                                          --------    ---------    -------------
                                                                  (Dollars in thousands)
Cash and cash equivalents...............................  $  1,017    $ 11,120       $     --
                                                          ========    ========       ========
Total debt (including current maturities):
  New Credit Agreement:(1)
       Tranche A Term Loan..............................    90,000          --             --
       Delayed Draw Term Loan/Tranche B Term Loan(2)....        --          --         45,000
       Revolving Credit Facility........................    20,000          --         54,539
  10 3/4% Senior Subordinated Notes due 2005............        --     125,000        125,000
  4% Junior Subordinated Note...........................     8,907       8,907          8,907
                                                          --------    --------       --------
          Total debt....................................   118,907     133,907        233,446
                                                          --------    --------       --------
Stockholders' equity:
  Convertible Preferred Stock...........................
  Common stock..........................................       131         131            131
  Treasury stock........................................   (90,804)    (90,804)       (90,804)
  Paid-in capital.......................................    90,484      90,484         90,484
  Retained earnings.....................................    25,766      25,766         25,766
                                                          --------    --------       --------
          Total stockholders' equity....................    25,577      25,577         25,577
                                                          --------    --------       --------
Total capitalization....................................  $144,484    $159,484       $259,023
                                                          ========    ========       ========

-------------------------

(1) Represents commitments of up to $125.0 million under the New Credit Agreement, consisting of a $75.0 million Delayed Draw Term Loan and a $50.0 million Revolving Credit Facility.

(2) Pursuant to the Commitment Letter, the Company expects that the New Credit Agreement will be amended and restated prior to the consummation of the Toastmaster Acquisition to: (i) replace the $75.0 million Delayed Draw Term Loan with a $45.0 million Tranche B Term Loan; and (ii) increase the Revolving Credit Facility to $80.0 million.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following presents certain unaudited pro forma condensed consolidated financial information of the Company for the periods ended and as of the dates indicated. The unaudited pro forma condensed consolidated statement of operations data for the fiscal year ended June 27, 1998 give effect to (1) the Recapitalization and the Financing and (2) the Recapitalization, the Financing and the Toastmaster Acquisition, in each case as if such transactions had occurred on June 29, 1997. The unaudited pro forma condensed consolidated statement of operations data for the thirteen weeks ended September 26, 1998 give effect to (1) the Financing and (2) the Financing and the Toastmaster Acquisition, in each case as if such transactions had occurred on June 29, 1997. The unaudited pro forma condensed consolidated balance sheet data gives effect to (1) the Financing and (2) the Financing and the Toastmaster Acquisition, in each case as if they had occurred on September 26, 1998.

     The unaudited pro forma condensed consolidated financial information set forth below reflects pro forma adjustments that are based upon available information and certain assumptions that the Company believes are reasonable. The pro forma financial information is for informational purposes only and does not purport to represent what the Company's results of operations or financial position would have actually been had the transactions to which pro forma effect is given been consummated as of the dates or for the periods indicated. In preparing the pro forma financial information, the Company believes it has utilized reasonable methods to conform the basis of presentation of each of Salton's and Toastmaster's historical financial statements. The Toastmaster Acquisition has been accounted for herein by the purchase method of accounting. The pro forma information reflects preliminary estimates of the allocation of the purchase price and is subject to final determination. The pro forma information does not reflect cost savings expected by the Company's management to be achieved over time following the Toastmaster Acquisition. These cost savings include: (1) more favorable product pricing and other terms through the outsourcing of products overseas; and (2) advertising, ocean freight, warehousing and corporate overhead expenses. Salton's ability to recognize certain of these cost savings will depend to a significant extent on its ability to successfully integrate the operations of Salton and Toastmaster and other factors, including economic conditions and the retail environment. See "Risk Factors -- Risks Relating to the Company -- Risks Relating to the Toastmaster Acquisition."

     The pro forma financial statements and accompanying notes should be read in conjunction with the historical financial statements, including the notes thereto, of the Company and of Toastmaster and with other financial information pertaining to the Company including "Use of Proceeds," "Capitalization," "Selected Historical Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                  SALTON, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 26, 1998

                                                                                                 PRO FORMA      PRO FORMA FOR
                                              PRO FORMA                                       ADJUSTMENTS FOR   FINANCING AND
                               HISTORICAL    ADJUSTMENTS       PRO FORMA       HISTORICAL       TOASTMASTER      TOASTMASTER
                               SALTON(1)    FOR FINANCING    FOR FINANCING   TOASTMASTER(2)     ACQUISITION      ACQUISITION
                               ----------   -------------    -------------   --------------   ---------------   -------------
                                                                   (Dollars in thousands)
ASSETS:
Current Assets:
  Cash.......................   $  1,017      $125,000(3)      $ 11,120         $    356         $ 45,000(5)      $     --
                                               (20,000)(3)                                         54,539(5)
                                                (4,088)(3)                                        (53,200)(5)
                                               (90,000)(3)                                        (50,135)(5)
                                                  (809)(3)                                         (2,054)(5)
                                                                                                   (5,297)(5)
                                                                                                     (329)(5)
  Accounts receivable, net
    allowances...............     65,708            --           65,708           34,903               --          100,611
  Inventories................     93,151            --           93,151           46,110              792(4)       140,053
  Prepaid expenses and other
    current assets...........      2,668            --            2,668            2,077               --            4,745
  Income taxes receivable....         --            --               --            5,645               --            5,645
  Deferred tax assets........      4,213            --            4,213               --           (1,773)(10)       2,440
                                --------      --------         --------         --------         --------         --------
        Total current
          assets.............    166,757        10,103          176,860           89,091          (12,547)         253,494
Property, plant and
  equipment..................     23,154            --           23,154           51,289               --           74,443
Less accumulated
  depreciation...............    (15,180)           --          (15,180)         (34,214)              --          (49,394)
                                --------      --------         --------         --------         --------         --------
  Net property, plant and
    equipment................      7,974            --            7,974           17,075               --           25,049
Intangibles, net and other
  assets.....................      8,797         4,088(3)        12,885            6,310           27,343(6)        44,033
                                                                                                   (2,505)(7)
                                --------      --------         --------         --------         --------         --------
        Total assets.........   $183,528      $ 14,191         $197,719         $112,476         $ 12,381         $322,576
                                ========      ========         ========         ========         ========         ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY:
Current Liabilities:
  Accounts payable...........   $ 21,787      $     --         $ 21,787         $  7,812         $     --         $ 29,599
  Accrued expenses...........     16,690          (809)(3)       15,881           12,138              671(9)        28,690
  Revolving line of credit...     20,000       (20,000)(3)           --               --           54,539(5)        54,539
  Current portion of long
    term debt................      5,000        (5,000)(3)           --            2,054           (2,054)(5)           --
  Deferred income taxes......         --            --               --            1,456           (1,456)(10)          --
                                --------      --------         --------         --------         --------         --------
        Total current
          liabilities........     63,477       (25,809)          37,668           23,460           51,700          112,828
Non-current deferred tax
  liability..................        567            --              567              801             (909)(8)          459
Other non-current
  liabilities................         --            --               --              805            4,000(9)         4,805
Long term debt...............     85,000       125,000(3)       125,000           50,135          (50,135)(5)      170,000
                                               (85,000)(3)                                         45,000(5)
Note payable to Windmere.....      8,907            --            8,907               --               --            8,907
                                --------      --------         --------         --------         --------         --------
        Total liabilities....    157,951        14,191          172,142           75,201           49,656          296,999
Stockholders' Equity:
  Convertible preferred
    stock....................
  Common stock...............        131            --              131              760             (760)(11)         131
  Treasury stock.............    (90,804)           --          (90,804)            (238)             238(11)      (90,804)
  Accumulated other
    comprehensive income.....         --            --               --             (492)             492(11)           --
  Additional paid-in
    capital..................     90,484            --           90,484           25,340          (25,340)(11)      90,484
  Retained earnings..........     25,766            --           25,766           11,905          (11,905)(11)      25,766
                                --------      --------         --------         --------         --------         --------
        Total stockholders'
          equity.............     25,577            --           25,577           37,275          (37,275)          25,577
                                --------      --------         --------         --------         --------         --------
        Total liabilities and
          stockholders'
          equity.............   $183,528      $ 14,191         $197,719         $112,476         $ 12,381         $322,576
                                ========      ========         ========         ========         ========         ========

 See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

                                  SALTON, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF
                           OPERATIONS AND OTHER DATA
                        FISCAL YEAR ENDED JUNE 27, 1998

                                                                                                                    PRO FORMA FOR
                                            PRO FORMA                                              PRO FORMA      RECAPITALIZATION,
                                         ADJUSTMENTS FOR     PRO FORMA FOR                      ADJUSTMENTS FOR     FINANCING AND
                            HISTORICAL   RECAPITALIZATION   RECAPITALIZATION     HISTORICAL       TOASTMASTER        TOASTMASTER
                            SALTON(1)     AND FINANCING      AND FINANCING     TOASTMASTER(2)     ACQUISITION        ACQUISITION
                            ----------   ----------------   ----------------   --------------   ---------------   -----------------
                                                                    (Dollars in thousands)
STATEMENT OF OPERATIONS:
Net sales:................   $305,599              --           $305,599          $159,602               --           $465,201
Cost of goods sold........    179,376          (1,353)(12)       178,023           120,245               --            298,268
Distribution expenses.....     12,327              --             12,327             9,683               --             22,010
                             --------        --------           --------          --------          -------           --------
  Gross profit............    113,896           1,353            115,249            29,674               --            144,923
Selling, general and
  administrative
  expenses................     84,216              --             84,216            22,434              651(15)        106,401
                                                                                                       (900)(16)
                             --------        --------           --------          --------          -------           --------
  Operating income........     29,680           1,353             31,033             7,240              249             38,522
Interest expense net......     (5,333)        (10,250)(13)       (15,583)           (3,800)          (4,088)(17)       (23,471)
Other expense.............         --              --                 --              (785)              --               (785)
Costs associated with
  refinancing.............     (1,133)             --             (1,133)               --               --             (1,133)
Realized gain on sale of
  marketable securities...      8,972              --              8,972                --               --              8,972
                             --------        --------           --------          --------          -------           --------
  Income before income
    taxes.................     32,186          (8,897)            23,289             2,655           (3,839)            22,105
Income taxes (benefit)....     12,205          (3,381)(14)         8,824               806           (1,895)(14)         7,735
                             --------        --------           --------          --------          -------           --------
  Net income..............   $ 19,981        $ (5,516)          $ 14,465          $  1,849          $(1,944)          $ 14,370
                             ========        ========           ========          ========          =======           ========
OTHER DATA:
EBITDA(18)................   $ 33,981                           $ 35,334          $ 10,941                            $ 47,175
EBITDA margin(19).........       11.1%                              11.6%              6.9%                               10.1%
Depreciation and
  amortization............   $  4,301                           $  4,301          $  3,701                            $  8,653
Cash interest
  expense(20).............      6,056                             15,155             3,920                              23,367
Capital expenditures......      4,565                              4,565             3,529                               8,094
Ratio of EBITDA to cash
  interest expense........                                           2.3x                                                  2.0x
Ratio of net debt to
  EBITDA(21)..............                                           3.5x                                                  4.9x

 See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

                                  SALTON, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF
                           OPERATIONS AND OTHER DATA
                    THIRTEEN WEEKS ENDED SEPTEMBER 26, 1998

                                                                                                                  PRO FORMA
                                                                                                 PRO FORMA           FOR
                                               PRO FORMA                                      ADJUSTMENTS FOR   FINANCING AND
                                HISTORICAL    ADJUSTMENTS      PRO FORMA       HISTORICAL       TOASTMASTER      TOASTMASTER
                                SALTON(1)    FOR FINANCING   FOR FINANCING   TOASTMASTER(2)     ACQUISITION      ACQUISITION
                                ----------   -------------   -------------   --------------   ---------------   -------------
                                                                   (Dollars in thousands)
STATEMENT OF OPERATIONS:
Net sales:....................   $104,388            --        $104,388         $38,875               --          $143,263
Cost of goods sold............     55,004            --          55,004          31,989               --            86,993
Distribution expenses.........      3,609            --           3,609           2,635               --             6,244
                                 --------       -------        --------         -------            -----          --------
  Gross profit................     45,775            --          45,775           4,251               --            50,026
Selling, general and
  administrative expenses.....     27,780            --          27,780           5,567              163(15)        33,260
                                                                                                    (250)(16)
                                 --------       -------        --------         -------            -----          --------
  Operating income............     17,995            --          17,995          (1,316)              87            16,766
Interest expense net..........     (2,399)       (1,386)(13)     (3,785)         (1,059)            (992)(17)       (5,836)
Other expense.................         --            --              --              --               --                --
                                 --------       -------        --------         -------            -----          --------
  Income before income
    taxes.....................     15,596        (1,386)         14,210          (2,375)            (905)           10,930
Income taxes (benefit)........      4,777          (527)(14)      4,250            (752)            (472)(14)        3,026
                                 --------       -------        --------         -------            -----          --------
  Net income (loss)...........   $ 10,819       $  (859)       $  9,960         $(1,623)           $(433)         $  7,904
                                 ========       =======        ========         =======            =====          ========
OTHER DATA:
EBITDA(18)....................   $ 19,239                      $ 19,239         $  (352)                          $ 19,137
EBITDA margin(19).............       18.4%                         18.4%            (.9)%                             13.4%
Depreciation and
  amortization................   $  1,244                      $  1,244         $   964                           $  2,371
Cash interest expense(20).....      2,412                         3,652             930                              5,705
Capital expenditures..........        589                           589             246                                835
Ratio of LTM EBITDA to cash
  interest expense(22)........                                      3.0x                                               2.2x
Ratio of net debt to LTM
  EBITDA(21)..................                                      2.7x                                               4.4x

 See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

                                  SALTON, INC.
                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

     The unaudited pro forma condensed consolidated financial statements have been adjusted for the items set forth below. Such adjustments with respect to the Toastmaster Acquisition reflect management's preliminary assessments and assumptions of the fair value of the assets acquired and the liabilities assumed relating to the Toastmaster Acquisition and are therefore subject to adjustment upon completion of the Company's planned due diligence procedures. Such adjustments, however, are not expected to have a material impact on the accompanying pro forma condensed consolidated financial statements. The Toastmaster financial statements used to prepare the pro forma adjustments are unaudited and have been conformed to the Company's fiscal period and basis of presentation. Such conformed financial statements do not exclude from or include more than once sales or income from any period.

      1. Represents the historical financial position of the Company as of September 26, 1998 and the consolidated results of operations for the fiscal year ended June 27, 1998 and the thirteen weeks ended September 26, 1998. The Recapitalization occurred on July 28, 1998. Accordingly, the historical financial position of the Company as of September 26, 1998 and the historical results of operations for the thirteen weeks ended September 26, 1998, include the effects of the Recapitalization.

      2. Represents the historical financial position of Toastmaster as of September 30, 1998 and the consolidated results of operations for the twelve months ended June 30, 1998 and the three months ended September 30, 1998.

BALANCE SHEET

      3. Reflects the following in connection with the Financing: (a) the receipt of aggregate gross proceeds of $125,000 from the issuance of the Old Notes; (b) the payment and recording of $4,088 of deferred financing fees and expenses relating to this offering and the New Credit Agreement; (c) the repayment of the $90,000 Tranche A Term Loans of which $5,000 is classified as the current portion of long-term debt;
         (d) the repayment of $20,000 under the Revolving Credit Facility; and
         (e) the payment of $809 of accrued interest.

      4. Adjustment reflects the Company's estimate of the fair market value of Toastmaster's inventories in accordance with Salton's accounting policies. Salton accounts for inventories on a FIFO basis compared to Toastmaster's historical practice of accounting for inventories on a LIFO basis.

      5. Reflects the following in connection with the Toastmaster Acquisition:
         (a) the borrowing of $45,000 under the Tranche B Term Loan; (b) the borrowing of $54,539 under the Revolving Credit Facility; (c) the cash payment of $53,200 of the purchase price for Toastmaster; (d) the cash payments of $50,135 and $2,054 to retire all of Toastmaster's outstanding indebtedness under its revolving line and credit agreement and mortgage, respectively; (e) the cash payment of $329 for accrued interest on Toastmaster's outstanding indebtedness being repaid; and
         (f) the cash payment of $5,297 for professional fees and certain employee termination costs associated with the Toastmaster Acquisition.

      6. To eliminate Toastmaster's pre-existing goodwill balance of $3,181 and to adjust to the excess of the purchase price of the Toastmaster Acquisition over the fair value of the net assets acquired, which will likely be recorded as goodwill. Goodwill is determined as follows:

        Cash paid to Toastmaster shareholders.......................  $53,200
        Professional and finder's fees..............................    7,225
        Certain employee termination costs..........................    3,072
                                                                      -------
                  Total purchase price..............................   63,497
        Less estimated fair value of net assets acquired............  (32,973)
                                                                      -------
          Goodwill..................................................  $30,524
                                                                      =======

      Goodwill is expected to be amortized on a straight-line basis over 40 years and other intangibles, primarily trademarks, from 20 to 40 years. However management has yet to determine all identifiable intangible assets and upon further investigation such assets may have differing determinable lives. The Company will evaluate the net realizable value of intangible assets on an ongoing basis relying on a number of factors, including operating results and future undiscounted cash flows.

      7. Reflects a reduction of Toastmaster deferred issuance costs associated with the repayment of debt and the reduction of other assets to fair market value.

      8. Records noncurrent deferred tax asset related to the write-off of other intangibles and records the net noncurrent deferred tax liability.

      9. Reflects finder's fees to unaffiliated parties associated with the Toastmaster Acquisition and cash payment for accrued interest on Toastmaster outstanding indebtedness.

     10. Records deferred tax liability related to the mark-up of Toastmaster's inventory of $317 and reclassification of current deferred tax liabilities to a reduction of current deferred tax assets of $1,456.

     11. Reflects the elimination of Toastmaster's historical stockholders' equity.

STATEMENT OF OPERATIONS

     12. Reflects 5.0% of fiscal year 1998 purchases made by Salton from Windmere which are recorded as a reduction in interest and principal related to the Junior Subordinated Note and as an associated reduction in cost of goods sold. During fiscal 1998, Salton purchased approximately $27,100 of products from Windmere.

     13. Interest expense is adjusted to reflect:

        A.  For fiscal year ended June 27, 1998 -

           (1) $14,018 of cash interest expense resulting from the following borrowings:

                                                                                 ASSUMED
                                                                                 INTEREST   INTEREST
                              DEBT INSTRUMENT                AVERAGE PRINCIPAL     RATE     EXPENSE
                              ---------------                -----------------   --------   --------
                The Notes..................................      $125,000        10.750%    $13,438
                Revolving Credit Facility..................         8,436         6.875%        580

           (2) the elimination of $5,647 of historical interest incurred on indebtedness outstanding under the Old Credit Agreement, which indebtedness was paid in full in connection with the Recapitalization.

           (3) the amortization of financing costs of $1,151 over the life of the indebtedness; and

           (4) $728 of interest expense related to the Junior Subordinated Note.

         B. For thirteen weeks ended September 26, 1998 -

            (1) $3,401 of cash interest expense resulting from the following borrowings:

                                                                                  ASSUMED
                                                                                  INTEREST   INTEREST
                            DEBT INSTRUMENT                   AVERAGE PRINCIPAL     RATE     EXPENSE
                            ---------------                   -----------------   --------   --------
           The Notes........................................      $125,000        10.750%     $3,359
           Revolving Credit Facility........................         2,453         6.875%         42

            (2) the elimination of (i) $360 of historical interest incurred on indebtedness outstanding under the Old Credit Agreement, which indebtedness was paid in full in connection with the Recapitalization, and (ii) $1,801 of historical interest incurred on indebtedness outstanding under the New Credit Agreement.

            (3) the amortization of financing of $146 over the life of the indebtedness; and

     14. Income tax expense is adjusted to reflect the income tax effects of pro forma adjustments based upon an assumed tax rate of 38% and anticipated permanent differences.

     15. A. For fiscal year ended June 27, 1998

            Reflects amortization of goodwill, less $112 of historical Toastmaster goodwill amortization.

         B. For thirteen weeks ended September 26, 1998

            Reflects amortization of goodwill, less $28 of historical Toastmaster goodwill amortization.

     16. Eliminates salaries and benefits for certain executive officers of Toastmaster whose employment will terminate upon consummation of the Toastmaster Acquisition.

     17. Interest expense is adjusted to reflect:

         A. For fiscal year ended June 27, 1998 -

            (1) $8,212 of cash interest resulting from the following borrowings:

                                                                                    ASSUMED
                                                                                    INTEREST   INTEREST
                             DEBT INSTRUMENT                    AVERAGE PRINCIPAL     RATE     EXPENSE
                             ---------------                    -----------------   --------   --------
           Tranche B Term Loan................................       $45,000         8.25%      $3,713
           Revolving Credit Facility..........................       $54,539         8.25%      $4,499

            (2) the elimination of $4,124 of historical interest on the existing
                Toastmaster debt.

         B. For thirteen weeks ended September 26, 1998 -

            (1) $2,053 of cash interest resulting from the following borrowings:

                                                                                    ASSUMED
                                                                                    INTEREST   INTEREST
                             DEBT INSTRUMENT                    AVERAGE PRINCIPAL     RATE     EXPENSE
                             ---------------                    -----------------   --------   --------
           Tranche B Term Loan................................       $45,000         8.25%      $  928
           Revolving Credit Facility..........................       $54,539         8.25%      $1,125

            (2) the elimination of $1,061 of historical interest on the existing
                Toastmaster debt.

OTHER DATA

     18. EBITDA represents operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted measure to provide information regarding a company's ability to pay interest, repay debt or make capital expenditures. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operations or other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity. Additionally, the Company's calculation of EBITDA may differ from that performed by other companies, and thus the amounts disclosed for EBITDA may not be directly comparable to similarly titled measures disclosed by other companies.

     19. EBITDA margin represents EBITDA as a percentage of net sales.

     20. Cash interest expense is defined as interest expense less amortization of debt issuance costs.

     21. Net debt represents total debt less cash and marketable securities.

     22. Reflects data for the latest twelve months ended ("LTM") September 26, 1998.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

SALTON

     The following selected historical financial and other data of Salton as of and for the fiscal years ended June 29, 1996, June 28, 1997 and June 27, 1998 have been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus. The selected historical financial and other data of the Company set forth below as of and for the years ended July 2, 1994 and July 1, 1995 have been derived from the audited consolidated financial statements of the Company, which are not included elsewhere in this Prospectus. The financial data for the thirteen weeks ended September 27, 1997 and September 26, 1998 have been derived from financial statements which are unaudited, but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations of such periods. Operating results for the thirteen weeks ended September 27, 1997 and September 26, 1998 are not necessarily indicative of results that may be expected for a full year. All of the following information is qualified in its entirety by, and should be read in conjunction with, "Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.

                                                FISCAL YEARS ENDED                       THIRTEEN WEEKS ENDED
                                --------------------------------------------------   -----------------------------
                                JULY 2,   JULY 1,   JUNE 29,   JUNE 28,   JUNE 27,   SEPTEMBER 27,   SEPTEMBER 26,
                                 1994      1995       1996       1997       1998         1997            1998
                                -------   -------   --------   --------   --------   -------------   -------------
                                                              (Dollars in thousands)
STATEMENT OF EARNINGS:
Net sales.....................  $48,807   $76,991   $99,202    $182,806   $305,599     $ 65,773        $ 104,388
Cost of goods sold............   37,333    55,552    66,923     121,590    179,376       38,697           55,004
Distribution expenses.........    3,412     4,569     5,856       7,809     12,327        2,279            3,609
                                -------   -------   -------    --------   --------     --------        ---------
  Gross profit................    8,062    16,870    26,423      53,407    113,896       24,797           45,775
Selling, general, and
  administrative expenses.....    8,470    13,142    21,343      42,944     84,216       16,977           27,780
                                -------   -------   -------    --------   --------     --------        ---------
  Operating income (loss).....     (408)    3,728     5,080      10,463     29,680        7,820           17,995
Interest expense, net.........   (2,047)   (3,057)   (3,934)     (4,063)    (5,333)      (1,263)          (2,399)
Cost associated with
  refinancing.................       --        --        --          --     (1,133)          --               --
Realized gain on sale of
  marketable securities.......       --        --        --          --      8,972           --               --
Class action lawsuit
  expense.....................     (489)       --        --          --         --           --               --
                                -------   -------   -------    --------   --------     --------        ---------
  Income (loss) before income
     taxes....................   (2,944)      671     1,146       6,400     32,186        6,557           15,596
Income tax expense
  (benefit)...................                 20    (3,450)      2,001     12,205        2,433            4,777
                                -------   -------   -------    --------   --------     --------        ---------
  Net income (loss)...........  $(2,944)  $   651   $ 4,596    $  4,399   $ 19,981     $  4,124        $  10,819
OTHER DATA:
Cash flows provided by (used
  in):
  Operating activities........  $(1,369)  $ 3,533   $(3,571)   $ (8,966)   (25,102)    $(30,061)       $ (20,819)
  Investing activities........     (405)   (2,327)   (4,280)     (6,348)    14,507         (884)            (589)
  Financing activities........    1,774    (1,202)    7,849      17,922      8,643       28,671           21,764
EBITDA(1).....................  $ 1,142   $ 5,714   $ 7,276    $ 13,599   $ 33,981     $  8,708        $  19,239
EBITDA margin(2)..............      2.3%      7.4%      7.3%        7.4%      11.1%        13.2%            18.4%
Depreciation and
  amortization................  $ 1,550   $ 1,986   $ 2,196    $  3,136   $  4,301     $    888        $   1,244
Capital expenditures..........      405     2,327     4,280       4,608      4,565          884              589
Ratio of earnings to fixed
  charges(3)..................       --(4)     1.2x     1.3x        2.2x       5.8x         5.6x             6.8x
BALANCE SHEET DATA (AT PERIOD END):
Working capital...............  $ 9,290   $ 9,072   $12,244    $ 17,996   $ 44,768     $ 18,828        $ 103,280
Total assets..................   38,635    41,121    59,481     102,343    141,397      145,411          183,528
Total debt....................   22,436    18,160    28,266      43,410     50,475      172,082          118,907

-------------------------

(1) EBITDA represents operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted measure to provide information regarding a company's ability to pay interest, repay debt or make capital expenditures. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operations or other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity. Additionally, the Company's calculation of EBITDA may differ from that performed by other companies, and thus the amounts disclosed for EBITDA may not be directly comparable to similarly titled measures disclosed by other companies.

(2) EBITDA margin represents EBITDA as a percentage of net sales.

(3) For purposes of this computation, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest on indebtedness plus that portion of lease rental expense representative of the interest factor.

(4) As a result of the loss for the fiscal year ended July 2, 1994, earnings did not cover fixed charges by $5.2 million.

TOASTMASTER

     The selected historical financial and other data of Toastmaster as of and for each of the three years ended December 31, 1997 have been derived from, and should be read in conjunction with, the audited consolidated financial statements of Toastmaster, including the notes thereto, included elsewhere in this Offering Memorandum. The selected historical financial and other data of Toastmaster as of and for the years ended December 31, 1993 and 1994 have been derived from the audited consolidated financial statements of Toastmaster, which are not included elsewhere in this Prospectus. The selected historical financial and other data of Toastmaster as of and for the nine months ended September 30, 1997 and September 30, 1998, respectively, have been derived from the unaudited consolidated financial statements of Toastmaster included elsewhere in this Prospectus and which, in the opinion of Toastmaster management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of results to be expected for the full year. All of the following information is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the audited and unaudited consolidated financial statements of Toastmaster, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                                            NINE MONTHS
                                              YEAR ENDED DECEMBER 31,                   ENDED SEPTEMBER 30,
                              -------------------------------------------------------   -------------------
                                1993       1994       1995       1996          1997       1997       1998
                              --------   --------   --------   --------      --------   --------   --------
                                                         (Dollars in thousands)
STATEMENT OF OPERATIONS
  DATA:
Net sales...................  $163,895   $192,387   $188,509   $163,049      $154,347   $ 98,281   $ 92,923
Cost of sales(1)............   133,591    157,564    156,310    142,458       125,465     80,539     80,094
                              --------   --------   --------   --------      --------   --------   --------
  Gross profit..............    30,304     34,823     32,199     20,591        28,882     17,742     12,829
Selling, general and
  administrative expenses...    21,362     24,955     25,011     23,641        22,669     16,101     15,430
                              --------   --------   --------   --------      --------   --------   --------
  Operating income (loss)...     8,942      9,868      7,188     (3,050)        6,213      1,641     (2,601)
Interest expense............    (3,558)    (4,129)    (4,923)    (4,393)       (4,063)    (2,775)    (2,821)
Interest income.............        --         --         25         32           639        343         --
                              --------   --------   --------   --------      --------   --------   --------
  Income (loss) before
    income tax..............     5,384      5,739      2,290     (7,411)        2,789       (791)    (5,422)
Income tax expense
  (benefit).................     1,978      2,203        956     (2,720)          899       (348)    (1,905)
  Net income (loss).........  $  3,406   $  3,536   $  1,334   $ (4,691)     $  1,890   $   (443)  $ (3,517)
                              ========   ========   ========   ========      ========   ========   ========
OTHER DATA:
Cash flows provided by (used in):
  Operating activities......  $ (1,908)  $ (5,472)  $  1,953   $ 23,418      $  7,085   $   (563)  $ (6,122)
  Investing activities......    (3,977)    (6,080)    (2,305)    (4,455)       (4,344)    (3,423)      (661)
  Financing activities......     5,913     11,556        323    (14,214)       (2,653)     3,998      7,078
EBITDA(2)...................  $ 12,843   $ 13,946   $ 11,560   $  8,698(3)   $  9,958   $  4,578   $    310
EBITDA margin(4)............       7.8%       7.2%       6.1%       5.3%          6.5%       4.7%       0.3%
Depreciation and
  amortization..............  $  3,901   $  4,078   $  4,372   $  4,148      $  3,622   $  2,814   $  2,911
Capital expenditures........     4,131      6,080      3,249      4,485         4,372      3,423      1,349
BALANCE SHEET DATA (AT PERIOD END):
Working capital.............  $ 62,639   $ 75,946   $ 79,764   $ 61,870      $ 59,735   $ 64,881   $ 65,631
Total assets................   112,669    129,552    129,995    104,854       106,291    113,499    112,476
Total long-term debt
  (including current
  maturities)...............    47,002     59,165     60,366     46,756        44,701     51,207     52,189

-------------------------
(1) Restructuring charges totalling $7,600 are reflected in cost of sales for the year ended December 31, 1996.

(2) EBITDA represents operating income (loss) plus depreciation and amortization and non-recurring restructuring charges. EBITDA is presented because it is a widely accepted measure to provide information regarding a company's ability to pay interest, repay debt or make capital expenditures. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operations or other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity. Additionally, the calculation set forth above of EBITDA may differ from that performed by other companies, and thus the amounts disclosed for EBITDA may not be directly comparable to similarly titled measures disclosed by other companies.

(3) EBITDA excludes restructuring charges totalling $7,600 for the year ended December 31, 1996.

(4) EBITDA margin represents EBITDA as a percentage of net sales.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations should be read in conjunction with the financial statements, including the notes thereto, included elsewhere in this Prospectus.

OVERVIEW

     Salton is a leading domestic designer and marketer of a broad range of kitchen and small household electrical appliances under such brand names as Salton(R), Maxim(R), Breadman(R), Juiceman(R), White-Westinghouse(R) and Farberware(R). Salton believes that it has the leading U.S. market share in juice extractors and indoor grills and a significant U.S. market share in bread bakers and espresso makers. The Company also designs and markets personal and beauty care appliances under the Salton Creations(R) brand name, tabletop glass and crystal products under the Block(R) China, Atlantis(R) Crystal and Gear(R) brand names, and clocks under the Salton Time(R) brand name.

     The Company markets and sells its products throughout the United States through its own sales force and a network of approximately 170 independent commissioned sales representatives. The Company sells its products primarily to mass merchandisers, department stores, specialty stores, direct mail catalogs and showrooms and other direct distribution channels. Further, the Company sells certain of its products, primarily Juiceman(R) fresh juice machines and the George Foreman Grills(R), directly to consumers via the internet and through the use of paid half-hour television programs commonly referred to as "infomercials." The Company contracts for the manufacture of most of its products with independent manufacturers located overseas, primarily in the Far East and Europe. The Company also manufactures and assembles certain appliances in its plant located in Kenilworth, New Jersey.

     On January 7, 1999, the Company acquired Toastmaster, a Columbia, Missouri based manufacturer and marketer of kitchen and small household electrical appliances and time products. Toastmaster designs, manufactures, markets and services a wide array of kitchen and small household electrical appliances and time products under the brand names of Toastmaster(R) and Ingraham(R).

     During the last quarter of 1996, Toastmaster adopted a restructuring plan designed to strengthen future financial performance by improving its cost structure and its competitive posture. The plan included the outsourcing of production of certain kitchen and household electrical appliances to overseas suppliers. As part of this plan, Toastmaster ceased production of cool touch wafflebakers at its Boonville, Missouri plant in July 1998 and outsourced production with lower-cost vendors overseas.

     Salton has identified numerous opportunities for revenue enhancements and cost savings that it believes it will be able to realize as a result of the Toastmaster Acquisition. The Company believes that it can use its competitive strengths and experience in product development and marketing to improve upon Toastmaster's product offerings, brand reputation and customer relations. For example, the Company intends to use its strong customer relationships to gain shelf space for Toastmaster's products with retailers where Toastmaster does not currently have substantial shelf space presence and to expand the shelf space and sales of Toastmaster's products with existing Toastmaster retailers by introducing certain Salton products into Toastmaster's product lines.

     Although Salton currently plans to continue the production of certain kitchen and small household electrical appliances at Toastmaster's Macon, Missouri plant, the Company expects to implement its strategy of outsourcing certain appliances to overseas vendors. The Company believes that through its proven ability to source products overseas, it can achieve significant cost savings through more favorable product pricing and other terms. Other anticipated cost savings identified by the Company include advertising, ocean freight, warehousing and corporate overhead expenses.

     Salton's ability to achieve revenue enhancements and recognize cost savings from the Toastmaster Acquisition will depend to a significant extent on its ability to successfully integrate the operations of Salton and Toastmaster and other factors, including economic conditions and the retail environment. See "Risk Factors -- Risks Relating to the Company -- Risks Relating to the Toastmaster Acquisition" for a discussion of certain factors that could impact Salton's ability to realize expected revenue enhancements and cost savings.

     Certain of the unaudited pro forma condensed financial information contained in this Prospectus reflect the consummation of the Toastmaster Acquisition. See "Risk Factors -- Risks Relating to the Company -- Risks Relating to the Toastmaster Acquisition," "Capitalization" and "Pro Forma Condensed Consolidated Financial Information."

SALTON

     The following table sets forth the Company's results of operations as a percentage of net sales for the period indicated:

                                                                       FISCAL YEAR ENDED
                                                                --------------------------------
                                                                JUNE 29,    JUNE 28,    JUNE 27,
                                                                  1996        1997        1998
                                                                --------    --------    --------
Net sales...................................................     100.0%      100.0%      100.0%
Cost of goods sold..........................................      67.5        66.5        58.7
Distribution expenses.......................................       5.9         4.3         4.0
                                                                 -----       -----       -----
  Gross profit..............................................      26.6        29.2        37.3
Selling, general and administrative expenses................      21.5        23.5        27.6
                                                                 -----       -----       -----
  Operating income..........................................       5.1%        5.7%        9.7%
                                                                 =====       =====       =====

13-WEEKS ENDED SEPTEMBER 26, 1998 COMPARED TO 13-WEEKS
ENDED SEPTEMBER 27, 1997

     Net Sales. Net sales in the thirteen weeks ended September 26, 1998 (the "1999 Period") were $104.4 million, an increase of approximately $38.6 million or 58.7%, compared to net sales of $65.8 million in the thirteen weeks ended September 27, 1997 (the "1998 Period"). This increase is primarily attributable to increased sales of the George Foreman Grills(R), White-Westinghouse(R) sales under the Kmart program, sales of the Juiceman(R) juice extractors, and Farberware(R) products. Net sales of White-Westinghouse(R) products to Kmart approximated 14% of net sales in the 1999 Period compared to 16% of net sales in the 1998 Period.

     Gross Profit. Gross profit in the 1999 Period was $45.8 million or 43.9% of net sales as compared to $24.8 million or 37.7% in the 1998 Period. Cost of goods sold during the 1999 Period decreased to 52.7% of net sales compared to 58.8% in the 1998 Period. Distribution expenses were $3.6 million or 3.5% of net sales in the 1999 Period compared to $2.3 million or 3.5% of net sales in the 1998 Period. Gross profit and costs of goods sold in the 1999 Period as a percentage of net sales improved primarily due to lower costs on certain products of the Company and due to a more favorable mix of sales in their respective channels of distribution when compared to the 1998 Period.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $27.8 million or 26.6% of net sales in the 1999 Period compared to $17.0 million or 25.8% of net sales for the 1998 Period. Expenditures for television, royalty expenses, certain other media and cooperative advertising coverages and trade show expenses were $19.0 million or 18.2% of net sales in the 1999 Period compared to $11.1 million or 16.9% of net sales in the 1998 Period. The remaining selling, general and administrative costs were $8.8 million or 8.4% of net sales in the 1999 Period compared to $5.9 million or 8.9% of net sales in the 1998 Period. These increases were primarily attributable to higher costs for additional personnel, sales commissions and various other costs related to the higher level of sales.

     Operating Income. As a result of the foregoing, operating income increased by $10.2 million or 130.8%, to $18.0 million in the 1999 Period from $7.8 million in the 1998 Period. Operating income as a percentage of net sales increased to 17.2% in the 1999 Period from 11.9% in the 1998 Period.

     Net Interest Expense. Net interest expense was approximately $2.4 million for the 1999 Period compared to $1.3 million for the 1998 Period. The Company's rate of interest on amounts outstanding was a weighted average annual rate of 7.8% in the 1999 Period compared to 8.5% in the 1998 Period. The average amount outstanding under the New Credit Agreement was $70.5 million for the 1999 Period compared to $56.1 million for the 1998 Period. This increase was used to complete the Stock Repurchase, refinance the Old Credit Agreement and to finance higher net sales and a seasonal build in accounts receivable and inventory.

     Income Tax Expense (Benefit). The Company had income tax expense of $4.8 million in the 1999 Period as compared to income tax expense of $2.4 million in the 1998 Period.

YEAR ENDED JUNE 27, 1998 COMPARED TO YEAR ENDED JUNE 28, 1997

     Net Sales. Net sales for the fiscal year ended June 27, 1988 ("Fiscal 1998") were $305.6 million, an increase of approximately $122.8 million or 67.2% compared to net sales of $182.8 million for the fiscal year ended June 28, 1997 ("Fiscal 1997"). This increase is primarily attributable to increased sales of the Juiceman(R) juice extractors and George Foreman Grills(R), Farberware(R) products, and White-Westinghouse(R) sales under the Kmart supply agreement. Net sales of White-Westinghouse(R) products to Kmart approximated 19% and 16% of net sales in Fiscal 1998 and Fiscal 1997, respectively.

     Gross Profit. Gross profit in Fiscal 1998 was $113.9 million or 37.3% of net sales as compared to $53.4 million or 29.2% in Fiscal 1997. Cost of goods sold during the period decreased to 58.7% of net sales compared to 66.5% in Fiscal 1997. Distribution expenses were $12.3 million or 4.0% of net sales in Fiscal 1998 compared to $7.8 million or 4.3% of net sales in Fiscal 1997. Gross profit and costs of goods sold in Fiscal 1998 as a percentage of net sales improved primarily due to a more favorable mix of sales in their respective channels of distribution when compared to Fiscal 1997.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $84.2 million or 27.6% of net sales in Fiscal 1998 compared to $42.9 million or 23.5% of net sales in Fiscal 1997. Expenditures for television, certain media and cooperative advertising coverages and royalty expenses were $58.2 million or 19.1% of net sales in Fiscal 1998 when compared to $25.7 million or 14.1% of net sales in Fiscal 1997. The remaining selling, general and administrative costs were $25.9 million or 8.5% of net sales in Fiscal 1998 compared to $17.2 million or 9.4% of net sales in Fiscal 1997. The dollar increase was primarily attributable to higher costs for additional personnel, trade show expenses, sales commissions and various other costs related to the higher level of sales.

     During Fiscal 1998, certain of the Company's customers, namely HomePlace Stores, Inc. and Venture Stores, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. These customers owed the Company amounts aggregating approximately $2.4 million. A provision of approximately $1.0 million was made for the estimated potential losses from these Chapter 11 bankruptcy filings.

     Operating Income. As a result of the foregoing, operating income increased by $19.2 million or 182.9%, to $29.7 million in Fiscal 1998 from $10.5 million in Fiscal 1997. Operating income as a percentage of net sales increased to 9.7% in Fiscal 1998 from 5.7% in Fiscal 1997.

     Net Interest Expense. Net interest expense was approximately $5.3 million for Fiscal 1998 compared to $4.1 million in Fiscal 1997. The Company's rate of interest on amounts outstanding was a weighted average annual rate of 9.5% in Fiscal 1998 compared to 10.5% in Fiscal 1997. The average amount outstanding under the Company's revolving line of credit increased about $22.2 million when compared to the average amount outstanding a year ago. This increase was used primarily to finance higher net sales and a seasonal build in inventory. Interest expense during the period was offset by interest income earned on the promissory note from Windmere issued to the Company in July 1996.

     Subsequent to the year ended June 27, 1998, the Company consummated the Recapitalization. In connection therewith, the Company used a portion of the proceeds it received from the New Credit Agreement to refinance all outstanding indebtedness under the Old Credit Agreement. Accordingly, at

June 27, 1998, the Company had incurred expense with the early termination of the Old Credit Agreement of approximately $1.1 million.

     The Company sold shares of Windmere common stock it held as marketable securities during the period. The sale of these shares provided a realized gain of approximately $9.0 million.

     Income Tax Expense (Benefit). The Company had tax expense of $12.2 million in Fiscal 1998 as compared to tax expense of $2.0 million in Fiscal 1997. Net operating loss carryforwards and resultant deferred tax assets were used in both periods to significantly offset current income taxes payable.

YEAR ENDED JUNE 28, 1997 COMPARED TO YEAR ENDED JUNE 29, 1996

     Net Sales. Net sales for Fiscal 1997 were $182.8 million, an increase of approximately $83.6 million or 84.3% compared to net sales of $99.2 million for the fiscal year ended June 29, 1996 ("Fiscal 1996"). This increase is primarily attributable to increased sales of the Juiceman(R) juice extractors and George Foreman Grills(R), private label programs and the addition of Block China and White-Westinghouse(R) sales under the Kmart supply agreement. Net sales of White-Westinghouse(R) products to Kmart approximated 16% of net sales in Fiscal 1997.

     Gross Profit. Gross profit in Fiscal 1997 was $53.4 million or 29.2% of net sales as compared to $26.4 million or 26.6% in Fiscal 1996. Cost of goods sold during Fiscal 1997 decreased to 66.5% of net sales compared to 67.5% in Fiscal 1996. Distribution expenses were $7.8 million or 4.3% of net sales in Fiscal 1997 compared to $5.9 million or 5.9% of net sales in Fiscal 1996. Gross profit and costs of goods sold in Fiscal 1997 as a percentage of net sales improved primarily due to a more favorable mix of sales of higher gross margin items when compared to Fiscal 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $42.9 million or 23.5% of net sales in Fiscal 1997 compared to $21.3 million or 21.5% of net sales in Fiscal 1996. Expenditures for television, certain media and cooperative advertising coverages and royalty expenses were $25.7 million or 14.1% of net sales in Fiscal 1997 when compared to $10.9 million or 11.0% of net sales in Fiscal 1996. The remaining selling, general and administrative costs were $17.2 million or 9.4% of net sales in Fiscal 1997 compared to $10.4 million or 10.5% of net sales in Fiscal 1996. The dollar increase was primarily attributable to higher costs for additional personnel, trade show expenses, sales commissions and various other costs related to the higher level of sales.

     Net Interest Expense. Net interest expense was approximately $4.1 million for Fiscal 1997 compared to $3.9 million for Fiscal 1996. The Company's rate of interest on amounts outstanding was a weighted average annual rate of 10.5% in Fiscal 1997 compared to 11.1% in Fiscal 1996. The average amount outstanding under the Company's revolving line of credit increased about $9.3 million when compared to the average amount outstanding in the same period a year ago. This increase was used primarily to finance higher net sales and a seasonal build in inventory. Interest expense during the period was offset by interest income earned on the promissory note from Windmere issued to the Company in July 1996.

     Operating Income. As a result of the foregoing, operating income increased by $5.4 million or 105.9%, to $10.5 million in Fiscal 1997 from $5.1 million in Fiscal 1996. Operating income as a percentage of net sales increased to 5.7% in Fiscal 1997 from 5.1% in Fiscal 1996.

     Income Tax Expense (Benefit). The Company had tax expense of $2.0 million in Fiscal 1997 as compared to a tax benefit of $3.5 million in Fiscal 1996. Net operating loss carryforwards and resultant deferred tax assets were used in both periods to significantly offset current income taxes payable.

TOASTMASTER

     The following table sets forth Toastmaster's results of operations as a percentage of net sales. Net sales reflect a reduction from revenues of amounts related to sales discount programs, including absorption of out-bound freight and certain allowances for advertising, the latter of which are accounted for by certain competitors as "advertising" expense. Toastmaster views these amounts as price reductions, thereby reducing net sales and lowering gross profit as well as selling, general and administrative expense. Revenues are recorded net of product returns and are before deduction of the items referred to above that are used in computing net sales. During the periods indicated, net sales averaged approximately 95% of revenues.

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                        1995     1996     1997
                                                        -----    -----    -----
Net sales...........................................    100.0%   100.0%   100.0%
Cost of sales.......................................     82.9     87.4     81.3
                                                        -----    -----    -----
  Gross profit......................................     17.1     12.6     18.7
Selling, general and administrative expense.........     13.3     14.5     14.7
                                                        -----    -----    -----
  Operating income (loss)...........................      3.8    (1.9)      4.0
Interest expense....................................      2.6      2.7      2.6
Interest income.....................................       --       --       .4
                                                        -----    -----    -----
  Income (loss) before taxes........................      1.2    (4.6)      1.8
Income tax expense (benefit)........................      0.5    (1.7)       .6
                                                        -----    -----    -----
  Net income (loss).................................      0.7%   (2.9)%     1.2%
                                                        =====    =====    =====

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

     Net Sales. Net sales for the nine months ended September 30, 1998 decreased 5.5% to $92.9 million from $98.3 million for the comparable period in 1997.

     The decline in sales in the nine months reflects several different factors, including: delays in shipping to meet orders and the resulting difficulty of scheduling carriers; delays in orders from some of Toastmaster's largest customers; temporary postponement of the introduction of Toastmaster's Global Design(TM), Porsche and Opera(TM) product lines being imported from Europe to ensure UL compliance; delays in production on certain products from Asian suppliers; and difficulty in obtaining an adequate number of shipping containers at Asian ports to get product to the U.S. in a timely manner.

     Revenues from kitchen appliances for the nine months ended September 30, 1998 decreased 4% to $74.8 million from $77.9 million for the nine months ended September 30, 1997. A decline in breadmaker, toaster and countertop oven revenues in the nine months was primarily responsible for this decrease.

     Time products revenues for the nine months ended September 30, 1998 were $23 million, a decrease of 3% from $23.7 million for the same period in 1997. The decrease was due to a decline in timer shipments.

     Revenues from the discontinued environmental products for the nine months ended September 30, 1998 were $51 thousand compared to $1.3 million for the same period in 1997.

     Revenues from the five largest customers for the nine months ended September 30, 1998 were 43.9%. The five largest customers accounted for 46.5% of revenues for the nine months ended September 30, 1997.

     Gross Profit. Gross profit decreased for the nine months ended September 30, 1998 to $12.8 million, or 13.8% of net sales, from $17.7 million, or 18.1% of net sales, for the same period in 1997. The decrease as a percentage of net sales was primarily due to lower product margins, increased health care and workers' compensation costs and less absorption of overhead costs due to lower production.

     Selling, General and Administrative Expense. Selling, general and administrative expenses for the nine months ended September 30, 1998 were $15.4 million, a decrease from $16.1 million for the same period in 1997. Cost controls initiated earlier in the year contributed to the reduction in expense. The decline in the value of the peso and the Canadian dollar negatively affected the nine months ended September 30, 1998 by $822 thousand compared to $73 thousand for the same period of 1997.

     Interest Expense. Interest expense for the nine months ended September 30, 1998 increased slightly to $2.821 million as compared to $2.775 million for the same period in 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net Sales. Net sales for the year ended December 31, 1997 ("1997") decreased 5.3% to $154.3 million from $163 million for the year ended December 31, 1996 ("1996"). Kitchen appliance revenues decreased 3.6% from $130.7 million for the year ended December 31, 1996 to $126 million for the year ended December 31, 1997. A decrease in toaster and countertop oven revenues was substantially offset by shipments of Breadmaker's Hearth(TM), a combination breadmaker/countertop oven, and other breadmakers and the successful introduction of clothes irons. The decline in toaster revenue was primarily from the loss of models with a major customer. Time products revenues decreased 3.4% from $34.9 million to $33.7 million in 1997. The loss of wall clock business with a major customer was significantly offset with timer shipments to new and existing customers and the introduction of a line of table alarm clocks under a license agreement utilizing the Timex(R) and Indiglo(R) brand names. Environmental products revenues decreased 70% to $1.5 million in 1997 from $5 million in 1996 as a result of the discontinuance of the environmental products category.

     Toastmaster's top five customers sell a variety of Toastmaster products. Shipments to these customers increased to 44% of revenues in 1997 from 42.8% of revenues for the top five customers in 1996. It is expected that Toastmaster's dependence on these major retailers will continue.

     Gross Profit. Gross profit as a percentage of net sales increased from 17.3% in 1996 (12.6% before a one-time pre-tax special charge of approximately $7.6 million against cost of sales, related to the restructuring of its product lines) to 18.7% in 1997. The increase as a percentage of net sales was primarily due to product mix and lower fixed manufacturing costs, resulting from the restructuring implemented during the fourth quarter of 1996.

     Selling, General and Administrative Expense. Selling, general and administrative expenses as a percentage of net sales increased slightly from 14.5% in 1996 to 14.7% in 1997.

     Interest Expense. Interest income of $639 thousand in 1997 was from an expected income tax refund from prior years. Interest expense decreased from $4.4 million in 1996 to $4.1 million. This decrease was primarily due to a lower average balance on borrowings under the revolving line of credit. The decreased borrowings were due to carrying lower accounts receivable from lower sales and shorter terms of sale during the year, as well as lower inventories from the restructuring. Should market rates rise, Toastmaster could expect future increases in interest expense.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net Sales. Net sales for 1996 decreased 13.5% to $163 million from $188.5 million for the year ended December 31, 1995 ("1995"). Kitchen appliance revenues decreased 17.3% from $158.1 million in 1995 to $130.7 million in 1996. A decrease in breadmaker shipments due to the anticipated maturation of that product, a decrease in wafflebaker shipments due to price competition and a decrease in blender shipments due to the discontinuance of a private label manufacturing contract were the primary reasons for the reduction in appliance revenues. These decreases were partially offset by a modest increase in revenues from toaster and other appliance revenues. Time products revenues increased 5.1% from $33.2 million in 1995 to $34.9 million in 1996 due to increased placement of wall clocks with two major retailers. Environmental products sales decreased 35% to $5 million in 1996 from $7.7 million in 1995 as a result of Toastmaster's decision to de-emphasize that product line.

     Shipments to Toastmaster's top five customers decreased to 42.8% of revenues in 1996 from 45.7% of revenues for the top five customers in 1995.

     Gross Profit. Toastmaster recorded a one-time pre-tax special charge of approximately $7.6 million to cost of sales related to the restructuring of its product lines. Gross profit as a percentage of net sales before the one-time charge increased slightly from 17.1% in 1995 to 17.3% in 1996 due primarily to lower raw material prices and cost reductions implemented during the year. These reduced costs were partially offset by higher merchandise returns in the first half of 1996 on reduced shipments when compared to the first half of 1995 and increased manufacturing inefficiencies related to longer production shutdowns during the first half of 1996 when compared to production shutdowns incurred during the first half of 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of net sales increased from 13.3% in 1995 to 14.5% in 1996. Increases in engineering and research and development spending and additional advertising promotions related to time products revenues were partially offset by reduced advertising promotions on lower kitchen appliance revenues. Administrative costs as a percentage of sales were relatively unchanged.

     Interest Expense. Interest expense decreased from $4.9 million in 1995 to $4.4 million in 1996. This decrease was primarily due to a lower average balance on borrowings under the revolving line of credit. The decreased borrowings were due to carrying lower accounts receivable from lower sales during the year.

LIQUIDITY AND CAPITAL RESOURCES

  Historical Salton

     During Fiscal 1998, the Company used net cash of $25.1 million in operating activities. This resulted primarily from the growth in sales in the period and higher levels of inventory and receivables. Investing activities provided cash of approximately $14.5 million from the sale of Windmere common stock offset by an increased investment in capital assets, primarily tooling of about $4.6 million. Financing activities provided cash of $7.5 million for these purposes primarily from increased line of credit proceeds of $12.5 million, reduced by repayments of notes due to Windmere of approximately $5.4 million. At September 26, 1998, the Company had approximately $110.0 million outstanding as drawings under the New Credit Agreement. Typically, given the seasonal nature of the Company's business, the Company's borrowings tend to be the highest in mid-Summer to Fall.

  Pro Forma Salton

     Following the Financing and the Toastmaster Acquisition, the Company's principal uses of liquidity will be to meet debt service requirements, finance the Company's capital expenditures and provide working capital. The Company expects that ongoing requirements for debt service, capital expenditures and working capital will be funded by internally generated cash flow and borrowings under the New Credit Agreement. As of September 26, 1998, after giving pro forma effect to the Financing, the Company would have had total consolidated indebtedness of approximately $133.9 million. Additionally, as of September 26, 1998, after giving pro forma effect to the Financing and the Toastmaster Acquisition, the Company would have had total consolidated indebtedness of approximately $233.4 million. The Company's debt service obligations could have important consequences to holders of the Notes. See "Risk Factors -- Risks Relating to the Notes -- Substantial Leverage."

     As of September 26, 1998, after giving pro forma effect to the Financing, the Company would have no amounts outstanding under the New Credit Agreement (exclusive of unused commitments of up to $75.0 million under the Delayed Draw Term Loan and up to $50.0 million under the Revolving Credit Facility). In addition, as of September 26, 1998, after giving pro forma effect to the Financing and the Toastmaster Acquisition, the Company would have had an aggregate amount of approximately $99.5 million outstanding under the New Credit Agreement, consisting of borrowings of $45.0 million under the Tranche B Term Loan and approximately $54.5 million under the Revolving Credit Facility (exclusive of unused commitments of up to an additional $25.5 million under the Revolving Credit Facility).

     The $45.0 million Tranche B Term Loan amortizes in quarterly installments and be repayable in the following aggregate annual amounts:

                       YEAR FOLLOWING
                  TOASTMASTER ACQUISITION                          AMOUNT DUE
                  -----------------------                          ----------
                                                              (Dollars in millions)
1...........................................................          $ 0.5
2...........................................................          $ 0.5
3...........................................................          $ 0.5
4...........................................................          $ 0.5
5...........................................................          $ 0.5
6...........................................................          $42.5

     The Tranche B Term Loan is also subject to mandatory prepayment with the proceeds of certain debt incurrences, assets sales and a portion of Excess Cash Flow (as defined in the New Credit Agreement). The Revolving Credit Facility will terminate in 2003. See "Description of Preferred Stock and Certain Indebtedness -- New Credit Agreement."

     The Senior Credit Facilities contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, prepay other indebtedness, pay dividends, repurchase or redeem capital stock, enter into certain investments, enter into sale and lease-back transactions, make certain acquisitions, engage in mergers and consolidations, create liens, or engage in certain transactions with affiliates, and that will otherwise restrict corporate and business activities. In addition, under the Senior Credit Facilities, the Company is required to comply with specified financial ratios and tests, including a minimum net worth test, a minimum fixed charge coverage ratio, a minimum interest coverage ratio and a maximum leverage ratio. See "Description of Preferred Stock and Certain Indebtedness -- New Credit Agreement."

     The Company's ability to make scheduled payments of principal of, or to pay the interest or Liquidated Damages, if any, on, or to refinance, its indebtedness (including the Notes), or to fund planned capital expenditures, will depend upon its future performance, which, in turn, is subject to general economic, financial, competitive and other factors that are beyond its control. Based upon the current level of operations and anticipated growth, management believes that future cash flow from operations, together with available borrowings under the New Credit Agreement, will be adequate to meet the Company's anticipated requirements for capital expenditures, working capital, interest payments and scheduled principal payments. There can be no assurance, however, that the Company's business will continue to generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures after satisfying certain liabilities arising in the ordinary course of business. If unable to do so, the Company may be required to refinance all or a portion of its existing debt, including the Notes, to sell assets or to obtain additional financing. There can be no assurance that any such refinancing would be available or that any such sales of assets or additional financing could be obtained. See "Risk Factors -- Risks Relating to the Notes -- Substantial Leverage."

ACCOUNTING PRONOUNCEMENTS

     During the first quarter of fiscal 1999 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement requires that the Company report the change in its net assets during the period from non-owner sources. For the thirteen weeks ended September 27, 1997 components of other comprehensive income include holding gains arising from available for sale securities, net of tax.

                                                           THIRTEEN WEEKS ENDED
                                                       -----------------------------
                                                       SEPTEMBER 27,   SEPTEMBER 26,
                                                           1997            1998
                                                       -------------   -------------
                                                          (Dollars in thousands)
Net income...........................................     $4,124          $10,819
Other comprehensive income...........................      2,517
                                                          ------          -------
                                                          $6,641          $10,819
                                                          ======          =======

     In February 1998 the Financial Accounting Standards Board issued SFAS No. 132 ("SFAS 132"), "Employer's Disclosure about Pensions and other Post-Retirement Benefits." This statement is effective for fiscal years beginning after December 15, 1997 and will change disclosure requirements for Pensions and other Post-Retirement Benefits. The Company will be required to comply with the provisions of this statement in fiscal 1999. The effect of this new statement will be limited to the form and content of disclosures. In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 is effective for fiscal years beginning after December 15, 1997. The Company will be required to comply with the provisions of this statement in fiscal 1999. The effect of this new statement will be limited to the form and content of disclosures.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for fiscal years beginning after June 15, 1999 and will change accounting and disclosure requirements for Derivative Instruments and Hedging Activities. The Company will be required to comply with the provisions of this statement in fiscal 1999. The Company has not assessed the effect that this new standard will have on its consolidated financial statements and/or disclosures.

EFFECTS OF INFLATION AND FOREIGN CURRENCY EXCHANGE

     The results of operations of the Company for the periods discussed have not been significantly affected by inflation or foreign currency fluctuation. The Company generally negotiates its purchase orders with its foreign manufacturers in United States dollars. Thus, the Company's cost under any purchase order is not subject to change after the time the order is placed due to exchange rate fluctuations. However, the weakening of the United States dollar against local currencies could result in certain manufacturers increasing the United States dollar prices for future product purchases.

YEAR 2000 ISSUES

     Many computer and other software and hardware systems currently are not, or will or may not be, able to read, calculate or output correctly using dates after 1999, and such systems will require significant modifications in order to be "year 2000 compliant." This issue may have a material adverse affect on the Company's business, financial condition and results of operations because its computer and other systems are integral parts of the Company's distribution activities as well as its accounting and other information systems and because the Company will have to divert financial resources and personnel to address this issue.

     The Company has reviewed its computer and other hardware and software systems and has recently begun upgrading those systems that it has identified as not being year 2000 compliant. The existing systems will be upgraded either through modification or, as a contingency, replacement. The Company currently anticipates that it will upgrade and complete testing of the upgrades by the end of fiscal 1999.

     Although the Company is not aware of any material operational impediments associated with upgrading its computer and other hardware and software systems to be year 2000 compliant, the Company cannot make any assurances that the upgrade of the Company's computer systems will be completed on schedule or that the upgraded systems will be free of defects. If any such risks materialize, the Company could experience material adverse consequences to its business, financial condition and results of operations.

     Year 2000 compliance may also adversely affect the Company's business, financial condition and results of operations indirectly by causing complications of, or otherwise affecting, the operations of any one or more of its suppliers and customers. The Company has contacted its significant suppliers and certain of its customers in an attempt to identify any potential year 2000 compliance issues with them. The Company currently believes that its major suppliers have made significant progress with respect to year 2000 compliance issues. The Company is currently unable to anticipate the magnitude of the operational or financial impact on it of year 2000 compliance issues with its customers even though the Company knows that these customers have implemented significant programs with respect to year 2000 compliance issues.

     The Company incurred approximately $765,000 through fiscal 1998 and expects to incur approximately $135,000 through fiscal 1999 to resolve and test the Company's year 2000 compliance issues. All expenses incurred in connection with year 2000 compliance will be expensed as incurred, other than acquisitions of new software or hardware, which will be capitalized.

SEASONALITY

     The Company's business is highly seasonal, with operating results varying from quarter to quarter. The Company has historically experienced higher sales during the months of August through November primarily due to increased demand by customers for the Company's products attributable to holiday sales. This seasonality has also resulted in additional interest expense to Salton during this period due to an increased need to borrow funds to maintain sufficient working capital to finance product purchases and customer receivables for the seasonal period.

                                    BUSINESS

GENERAL

     Salton is a leading domestic designer and marketer of a broad range of kitchen and small household electrical appliances under such brand names as Salton(R), Maxim(R), Breadman(R), Juiceman(R), White-Westinghouse(R) and Farberware(R). The Company believes that it has the leading U.S. market share in juice extractors and indoor grills and a significant U.S. market share in bread bakers and espresso makers. Salton also designs and markets personal and beauty care appliances under the Salton Creations(R) brandname, tabletop glass and crystal products under the Block(R) China, Atlantis(R) Crystal and Gear(R) brand names, and clocks under the Salton Time(R) brand name. The Company believes that its strong market position and success are attributable to its product innovation, strong relationships with retailers, breadth of product offerings, reputation for quality products and established brand names. Salton's net sales and EBITDA have increased from $48.8 million and $1.1 million in fiscal 1994 to $305.6 million and $34.0 million in fiscal 1998, which represents a compound annual growth rate of 58.2% and 135.8%, respectively. For the twelve month period ended September 26, 1998, Salton's net sales and EBITDA increased to $344.2 million and $44.5 million.

     The Company develops and introduces a wide selection of new products and enhances existing products to satisfy the various tastes, preferences and budgets of consumers and to service the needs of a broad range of retailers. Salton's kitchen and small household electrical appliances are comprised of five major product subcategories:

     - health conscious products, including thermal household grill products such as George Foreman's Lean Mean Fat Reducing Grilling Machine(R), fresh fruit and vegetable juicers such as the Juiceman(R) line, and rice cookers;

     - thermal products, including bread bakers, such as the Breadman Plus(R) automatic bread baker, waffle makers, toasters, toaster ovens and irons;

     - coffee and tea related products, including espresso/cappuccino makers and coffee makers;

     - food preparation products, including electric woks, crepe makers, mixers, can openers and blenders; and

     - home comfort products, including fans, fan heaters and humidifiers.

     The Company markets and sells its products throughout the United States through its own sales force and a network of approximately 170 independent commissioned sales representatives. The Company sells its products primarily to mass merchandisers, department stores, specialty stores, direct mail catalogs and showrooms and other direct distribution channels. Representative customers include Kmart, Sears, Target, Federated Department Stores, Wal-Mart, May Co. Department Stores and QVC. In 1997, Salton entered into a seven-year supply agreement with Kmart to supply a broad range of kitchen and small household electrical appliances under the White-Westinghouse(R) brand name. Further, the Company sells certain of its products, primarily Juiceman(R) fresh juice machines and George Foreman Grills(R), directly to consumers via the internet and through the use of paid half-hour television programs commonly referred to as "infomercials." The Company contracts for the manufacture of most of its products with independent manufacturers located overseas, primarily in the Far East and Europe. The Company also manufactures and assembles certain appliances in its plant located in Kenilworth, New Jersey.

THE INDUSTRY

     According to the National Housewares Manufacturers Association, the small household appliance industry was approximately a $11.5 billion retail business in the United States in 1997. Historically, this industry has been characterized as mature, fragmented and highly competitive. However, it has been consolidating recently in response to the consolidation and changes within the retail industry. The Company expects that retailers will continue to consolidate their vendor base by dealing primarily with a smaller number of suppliers that can offer a broad array of innovative, differentiated and quality products and comprehensive levels of customer service. The Company believes that Salton, with its broad array of innovative and quality product offerings, high level of customer service and strong brand name recognition, is well positioned to benefit in this environment.

COMPETITIVE STRENGTHS

     The Company believes that the following competitive strengths contribute to Salton's position as a leading domestic designer and marketer in the small household appliance industry and serve as a foundation for the Company's business strategy.

     Market Leadership. Salton believes that it has the leading U.S. market share in juice extractors and indoor grills and a significant U.S. market share in bread bakers and espresso makers. The Company believes that its leading market share in these product lines provides Salton with a competitive advantage in terms of demand from major retailers and enhanced brand awareness. Through internal and joint product development and acquisitions of businesses and product lines, the Company has enhanced its position as a leading supplier in the small household appliance industry.

     Strong Brand Names. The Company has built a portfolio of strong brand names which it uses to gain retail shelf space and to introduce new products. The Salton(R) brand name has been in continuous use since 1947 and the Maxim(R) brand name since 1970. These names are widely recognized in the small household appliance industry. In addition, the Company has licensed the right to use the White-Westinghouse(R) brand name for certain small household electrical appliances, such as toasters, coffee makers, espresso/cappuccino makers and bread makers, and distributes small household electrical appliances under the Farberware(R) brand name. The Company believes that White-Westinghouse(R) and Farberware(R) are time-honored traditions throughout the world for certain home appliances and benefit from strong consumer recognition. Salton also markets products under other owned and licensed brand names and under private-label brand names such as Magic Chef(R), Chefmate(R) and Kenmore(R).

     Broad Range of Products. The Company provides its customers with an extensive array of product lines across product categories within the small household appliance industry. Salton designs its products to meet the needs of a broad range of customers across a breadth of price points. With its breadth of product offerings, the Company services the needs of a wide range of retailers and satisfies the different tastes, preferences and budgets of consumers. The Company believes that as the retail industry continues to consolidate, its ability to serve retailers with an extensive array of product lines under a portfolio of strong brand names will continue to become increasingly important for maintaining shelf space and for introducing new products into the retail market.

     Innovation in Product Design and Packaging. The Company believes that it has a reputation among its retail customers and consumers for innovation in product design and packaging, incorporating functional enhancements as well as aesthetic improvements. The Company designs its products in many contemporary styles and with a wide variety of features. Salton works closely with both retailers and suppliers to identify consumer needs and preferences and to develop new products to satisfy such consumer demand. Salton product introductions have included the first triple function coffee maker in the United States (the Three For All(R), an espresso/cappuccino/drip coffee maker), George Foreman Grills(R) and the Wet Tunes(R) shower radios. Various consumer organizations and magazines have selected a number of the Company's products, including the Breadman(R) Plus and the Breadman Ultimate(R), as top rated or best buy. The Company also packages its products to increase their appeal to consumers and to stand out among other brands on retailers' shelves. Salton believes that distinctive packaging, designed to answer customers' questions concerning the Company's products, has resulted in increased shelf space and greater sales.

     During fiscal 1998, the Company introduced 175 new SKUs in the kitchen and small household electrical appliance products category, 65 new SKUs in the personal and beauty care, gifts and time products category and 635 new SKUs in the tabletop products category.

     Established Customer Relationships. The Company believes it has been able to establish strong relationships with its retailer customers based on its product innovation, high level of customer service, breadth of product offerings, reputation for quality products and established brand names. Salton believes that these competitive strengths have enabled it to expand its market penetration and to increase sales to its top twenty retail customers in fiscal 1998 by over 70% from fiscal 1997 as well as obtain a seven-year supply agreement with Kmart to supply a broad range of kitchen and small household electrical appliances under the White-Westinghouse(R) brand name. In addition, Salton has expanded its distribution of private-label products with certain major retailers such as Target under the Chefmate(R) brand name and, more recently, Wal-Mart under the Magic Chef(R) brand name and Sears under the Kenmore(R) brand name. The broad distribution of the Company's products through the mass merchant, department store and specialty retailer channels, together with sales made through the Company's infomercials, provides Salton with access to a diversified group of customers and multiple channels of distribution.

     Strong Supplier Relationships. Salton believes that it is the largest purchaser of kitchen and small household electrical appliances from unaffiliated parties in the Far East. The Company sources products from over 45 different suppliers and believes it is the largest customer of many of its suppliers. Salton's dedicated outsourcing strategy has contributed to its strong relationship with its suppliers. The Company works closely with many of its suppliers to develop new products and improvements to existing products to satisfy changing consumer preferences. Salton's outsourcing strategy provides it with low-cost manufacturing capabilities and allows it to bring new products to the market quickly and to respond to changes in consumer tastes and preferences.

     Experienced Management Team with Significant Equity Ownership. Salton's management team has a wide range of experience in the development and marketing of kitchen and small household electrical appliances. This management team, consisting of David C. Sabin, Chairman, Leonhard Dreimann, Chief Executive Officer, and William B. Rue, President, Chief Operating Officer and Chief Financial Officer, has an average of more than 15 years of industry experience and has been with the Company since its inception. Salton's management team has successfully increased net sales and EBITDA from 1994 to 1998 at a compound annual growth rate of 58.2% and 135.8%, respectively, through the introduction of new products, the expansion of distribution channels and the integration of new businesses. As of January 27, 1999, the Company's executive officers and entities affiliated with these officers owned in the aggregate approximately 11.2% of the Company's outstanding common stock (assuming conversion of the outstanding Convertible Preferred Stock, but excluding outstanding options).

BUSINESS STRATEGY

     The Company believes that it is well positioned to achieve further growth in net sales, profitability and cash flow by further penetrating its existing distribution channels and by continuing to expand its product offerings and channels of distribution. Salton's strategy for achieving that objective includes the following key elements:

     Increase Market Share Through New Product Introductions. The Company intends to continue to increase its market share in each of its major product categories through new product introductions. Salton's new product strategy capitalizes on its strong brand names, established customer relationships and product innovation to develop new products which offer enhanced value to consumers through new designs, enhanced functionality and improved aesthetics. For example, in fiscal 1998, the Company introduced:

     - the Taco Bell(R) product line,

     - the Looney Tunes(R) product line,

     - the Marilyn Monroe(TM) personal care product line,

     - the George Foreman Fusion Grill(R),

     - the Farberware(R) range of products,

     - the Andy Warhol collection of tabletop and glassware products,

     - the private-label Kenmore(R) products,

     - the JuiceLady(R) juice extractor and

     - the Breadman Ultimate.(R)

     The Company believes that innovative product introductions will further enhance revenue growth, profitability and market share.

     Further Penetrate Existing Distribution Channels. The Company believes that it can further penetrate its existing distribution channels as a result of retail industry dynamics and the Company's strong relationships with its customers. The Company believes that retail merchants will continue to consolidate their vendor base and focus on a smaller number of suppliers that can (1) provide a broad array of differentiated, quality products, (2) efficiently and consistently fulfill logistical requirements and volume demands and (3) provide comprehensive product support from design to point of sale and after-market service with the consumer. The Company believes that it is well positioned to capitalize on these trends.

     Develop New Distribution Channels. Salton continues to develop new channels of distribution by providing customized product offerings that appeal to the specific needs of each distribution channel. For example, the Company has expanded its private-label programs with certain major retailers and has recently entered into such programs with Sears under the Kenmore(R) brand name, Target under the Chefmate(R) brand name and Wal-Mart under the Magic Chef(R) brand name. The Company also sells certain of its products, primarily Juiceman(R) and the George Foreman Grills(R), directly to consumers via the internet and through the use of paid half-hour television programs commonly referred to as "infomercials." The Company believes that this form of advertising and marketing increases consumer product awareness and brand recognition and generates additional demand for the Company's products at the retailer level. Salton believes that its retailer focused strategy has increased, and will continue to increase, sales and shelf space at key retailers while enhancing the value and recognition of its portfolio of brand names.

     Pursue Targeted Marketing Opportunities. As part of the it's growth strategy, Salton has established several strategic alliances in order to develop and promote awareness of the Company's products. The Company has demonstrated an ability to identify and execute marketing opportunities with strategic partners, such as it's joint venture with George Foreman to market grills under the name "George Foreman's Lean Mean Fat Reducing Grilling Machine(R)." The Company has also entered into a variety of licensing relationships to market products under the names Gino's East Pizza, Gear, Taco Bell(R), Hershey Kiss(R), Looney Tunes(R), Andy Warhol, Marilyn Monroe(TM), James Dean and Campbell Soup(R).

     Pursue Strategic Acquisitions and Alliances. Salton anticipates that the fragmented nature of the small household appliance industry will continue to provide significant opportunities for growth through strategic acquisitions of complementary businesses. The Company intends to pursue acquisitions of complementary businesses and product lines at attractive multiples of cash flow. Salton's acquisition strategy will focus on businesses or brands with product offerings which (1) offer expansion into related categories or increased market share in existing product categories, and (2) can be marketed through Salton's existing distribution channels, thereby increasing its marketing and distribution efficiencies. The Company will also consider strategic joint ventures which would provide access to new products, technologies or markets.

PRODUCTS

     Salton is a leading domestic designer and marketer of a broad range of kitchen and small household electrical appliances, tabletop products (including china, crystal and glassware), time products, gift products, and personal and beauty care appliances. The Company's portfolio of strong brand names enables the Company to service the needs of a broad range of retailers and satisfy the different tastes, preferences and budgets of consumers. Salton designs its products to meet the needs of a broad range of consumers at a wide range of price points. These products include full-featured or upscale models or designs as well as those which are marketed to budget conscious consumers.

     The following table sets forth the approximate amounts and percentages of the Company's net sales by product category during the periods shown.

                                                                 FISCAL YEAR ENDED
                                         ------------------------------------------------------------------
                                            JUNE 29, 1996          JUNE 28, 1997          JUNE 27, 1998
                                         --------------------   --------------------   --------------------
                                                               (Dollars in thousands)
                                                     PERCENT                PERCENT                PERCENT
                                         NET SALES   OF TOTAL   NET SALES   OF TOTAL   NET SALES   OF TOTAL
                                         ---------   --------   ---------   --------   ---------   --------
Kitchen and small household electrical
  appliances...........................   $91,479      92.2%    $155,972      85.3%    $280,607      91.8%
Tabletop products(1)...................                           16,756       9.2       18,597       6.1
Personal and beauty care appliances,
  gifts and time products..............     7,723       7.8       10,078       5.5        6,395       2.1
                                          -------     -----     --------     -----     --------     -----
                                          $99,202     100.0%    $182,806     100.0%    $305,599     100.0%
                                          =======     =====     ========     =====     ========     =====

-------------------------
(1) The Company entered this category of business in fiscal year 1997 upon the acquisition of substantially all of the assets and certain liabilities of Block(R) China Corporation, a tabletop product company, on July 1, 1996. The Block product line was further augmented on June 19, 1997 with the acquisition of the assets of Jonal Crystal Ltd.

KITCHEN AND SMALL HOUSEHOLD ELECTRICAL APPLIANCES

     The Company designs and markets an extensive line of kitchen and small household electrical appliances under the Salton(R), Maxim(R), Breadman(R) Juiceman(R), George Foreman Grills(R), White-Westinghouse(R) and Farberware(R) brand names. The Company currently markets approximately 618 SKUs under its brand names in this category. Growth within this product category has historically been driven primarily by the introduction of new or enhanced products and the development of the White-Westinghouse(R), Farberware(R) and other product lines.

     The Company's kitchen and small household electrical appliance product category includes:

     - health conscious products;

     - thermal products;

     - coffee and tea related products;

     - food preparation products; and

     - home comfort products.

     Health Conscious Products. The Company currently markets approximately 137 SKUs in its health conscious product subcategory, including a wide assortment of food preparation products targeted to health conscious consumers who are interested in preparing foods in a healthy fashion or from healthy ingredients, ice cream from natural ingredients. These products range in retail price from $9.99 to $199.99 and include thermal indoor grills, juicers, juice extractors, rice cookers, vegetable steamers, ice cream makers and yogurt makers.

     Representative health conscious products include:

     - George Foreman's Lean Mean Fat Reducing Grilling Machines(R), which grill meat, fish, chicken and vegetables evenly in minutes. The grills are double non-stick coated and the sloped cooking surfaces with patented grooves channel away measurable amounts of greasy fats into a separate tray. These grills are offered in three different sizes.

     - Juiceman(R) health conscious products include:

       The Juiceman(R) Jr , a l/4 horsepower juicer offered at a competitive price. The machine is designed for fresh and healthy juicing using a wide variety of fruits and vegetables.

       The Juiceman(R) II, a juicer used by many serious health, fitness and juicing advocates. It has a 1/2 horsepower, 690 watt motor, built-in speed control, and an extra large feed tube and pulp receptacle.

       The Juiceman(R) 210 and the Juiceman(R) 410 are elite professional series models with patented dual electronic speed controls.

     - The Yogurt Maker, a thermostatically controlled unit for producing homemade yogurt.

     - The Big Chill(R), a frozen yogurt and ice cream maker.

     - The Nutritionist(R) line of cool touch sealed environment rice cookers.

     Thermal Products. The Company currently markets approximately 192 SKUs in its thermal products subcategory, including bread bakers, sandwich makers, toasters, waffle makers, toaster ovens and irons. These products range in retail price from $9.99 to $249.99.

     Representative thermal products include:

     - Breadman(R) automatic bread bakers, which are offered in the l-l/2 pound capacity Breadman(R), the 2 pound capacity Breadman Plus(R) and the Breadman Ultimate(R). These bread machines are computer-chip controlled and pre-programmed to automatically control the entire bread making process based on preferences selected by the consumer, including cycle times for mixing, kneading, rising and baking healthy, whole grain breads. The consumer just needs to add the ingredients and set the proper cycle to bake the bread. A window allows the consumer to see the entire bread making process without opening the lid. The machines have a programmable timer that allows a preset bake time up to twelve hours in advance. Additionally, the Breadman Ultimate(R) has advanced software and patented features. It includes over 100 programs, pause buttons and a patented integrated fruit, nut and herb dispenser.

     - The Salton Snack 'N' Sandwich maker series.

     - Cool Touch toasters and toaster ovens offered under the Salton(R), Maxim(R), White-Westinghouse(R) and Farberware(R) brand names.

     Coffee and Tea Related Products. The Company currently markets approximately 178 SKUs in its coffee and tea related product subcategory, including combination espresso/cappuccino/drip coffee makers, coffee makers, coffee urns, coffee percolators, ice tea/ice coffee makers and a broad range of coffee related accessories. These products range in retail price from $9.99 to $229.99.

     Representative coffee and tea related products include:

     - 1,2,3 Spresso(R), a patented, easy to use espresso/cappuccino coffee maker. This machine has a vertical brewing system and operates cleanly, utilizing espresso coffee pods that are vacuum packed for freshness. The pods are fully bio-degradable. The product is simple to operate and a novice maker of espresso/cappuccino can operate the product in minutes.

     - The Three For All(R), a combination espresso/cappuccino/drip coffee maker with a patented 2 cup adapter for direct cappuccino-espresso brewing. The Company believes that the Three For All(R) coffee/cappuccino maker resulted in the creation of a new product category in the small kitchen appliance industry.

     - The Cappuccino Espresso(R), a line of cappuccino espresso makers which make two to four cups of espresso in minutes. The patented steam jet froths milk for cappuccino while the coffee brews.

     In addition, the Company offers coffee urns providing up to 55 cups of coffee and percolators under the well recognized Farberware(R) brand name. Coffee related accessories include coffee mills and grinders, mug warmer sets, electric kettles and replacement carafes.

     Food Preparation Products. The Company currently markets approximately 97 SKUs in its food preparation product subcategory, including electric woks, crepe makers, mixers, can openers, blenders, hand-held blenders, choppers and warming trays. These products range in retail price from $9.99 to $99.99.

     Representative food preparation products include:

     - The Professional Wok, consisting of a 6- 1/2 quart capacity die-cast aluminum body with a heavy gauge aluminum dome cover. A patented 1600 watt heating element design allows for even heat distribution for successful cooking with an electric wok.

     - The Electric Brunch Pan, an electric pan with thick aluminum for uniform heat distribution, an easy to clean non-stick coating and a ready light to indicate proper cooking temperatures.

     - The Donut Bites(R), an electric donut maker, makes six light, crispy baked donuts, and other dessert creations. It has a cool touch housing and non-stick surface for easy use.

     Food preparation products have been expanded to offer a range of these types of basic appliances under the White-Westinghouse(R) and Farberware(R) brand names.

     Home Comfort Products. The Company currently markets approximately 14 SKUs in its home comfort products subcategory, consisting of fans, fan heaters and humidifiers marketed under the White-Westinghouse(R) brand name. These products range in retail price from $7.99 to $69.99.

TABLETOP PRODUCTS

     The Company currently markets approximately 2,218 SKUs under its brand names in this product category. These products range in retail price from $9.99 to $499.99.

     The Company entered this category of business in fiscal year 1997 to add a complementary product line to its kitchen and home small appliances. The Block(R) China division of the Company designs and markets tabletop products including china, crystal and glassware. The Block product line was further augmented on June 19, 1997 with the acquisition of the assets of Jonal Crystal Ltd. Jonal products include the Crystal Kiss(R) line of glassware and giftware featuring the famous shape of the Hershey's Chocolate Kiss.

     Tabletop products include crystal products offered under the Block(R), Atlantis(R) Crystal and Jonal(R) brand names, fine china and basic dinnerware in various designs and patterns under the Block(R) brand name and ceramic products under the Block(R) brand name. In addition, Block(R) provides the Gear(R) line of products including Father Christmas(R) Country Farm(TM), Country Orchard(TM), and Country Village(TM).

PERSONAL AND BEAUTY CARE APPLIANCES, GIFTS AND TIME PRODUCTS

     The Company currently markets approximately 129 SKUs in the personal and beauty care appliances, gifts and time products category. Personal and beauty care appliances range in retail price from $7.99 to $49.99, time products range from $1.99 to $99.99 and gifts range from $7.99 to $39.99. Salton Creations(R) hair dryers feature high quality materials, long life motors and high air flow systems. Hair dryers are offered in various sizes, shapes and colors, and are designed to mix form and function to enable consumers to correctly address power and heat to hair type and styling needs.

     The Company designs and markets a variety of other personal and beauty care appliances under the Salton Creations(R) brand name, including curling irons and brushes, make-up mirrors, massagers, manicure systems and shower radios. The Wet Tunes(R) series of shower radios, introduced under the Salton(R) brand name in 1984, features an AM/FM radio with waterproof mylar speakers and wall mount brackets. Wet Tunes(R) radios are offered in several different shapes, sizes and colors. Also included in this series are the Wet Reflections(R), which has a light and fog-free mirror, the Wet Cassette(R) and the Wet Lantern(R). In addition to Salton Creations(R), the Company began offering the appliances under the White-Westinghouse(R) brand name in fiscal year 1997.

     The Company also has a "gifts" program designed for department stores. Under this program, the Company provides department stores with practical, special occasion, small gift products. The Company's gifts programs include the mini tool kit, calcutape, travel smoke alarm, emergency auto flasher, deluxe art kit and the 7-piece gardening kit.

     The Company's Salton Time(R) products include decorative quartz wall and alarm clocks and have approximately 203 SKUs. Salton Time(R) has introduced a number of innovative products such as the waterproof Wet Times(R) indoor/outdoor clock.

NEW PRODUCT DEVELOPMENT

     The Company believes that the enhancement and extension of the Company's existing products and the development of new products are necessary for the Company's continued success and growth. The Company directs the style, features and functionality of its products to meet customer requirements for quality, performance, product mix and pricing. Salton works closely with both retailers and suppliers to identify consumer needs and preferences and to generate new product ideas. Salton's product design and engineering department evaluates new ideas and seeks to develop new products and improvements to existing products to satisfy industry requirements and changing consumer preferences.

     During fiscal 1998, the Company introduced 175 new SKUs in the kitchen and small household electrical appliance products category, 65 in the personal and beauty care, gifts and time products category and 635 new SKUs in the tabletop products category.

     During fiscal 1997, the Company introduced 173 new SKUs in the kitchen and small household electrical appliance household products category and 59 SKUs in the personal and beauty care, gifts and time products category. The introduction of products under the White-Westinghouse(R) and Farberware(R) brands added approximately 74 of these new SKUs.

MARKETING AND DISTRIBUTION

     The Company markets its products throughout the United States under the brand names of Salton(R), Maxim(R), Breadman(R), Juiceman(R), Salton Creations(R) Salton Time(R), George Foreman Grills(R), White Westinghouse(R), Farberware(R), Block(R) China, Atlantis(R) Crystal and Gear(R), primarily to mass merchandisers, department stores, direct mail catalogs and showrooms and other direct distribution channels. The Company is also expanding its retailer base for certain of its products to include drug stores and other mass merchandisers, as well as additional retailers within its existing channels of distribution.

     In addition to directing its marketing efforts toward retailers, the Company sells certain of its products, primarily Juiceman(R), fresh juice machines and the George Foreman Grills(R), direct to consumers via the internet and through the use of paid half-hour television programs commonly referred to as "infomercials." The Company also provides promotional support for its products with the aid of national television, radio and print advertising, cooperative advertising with retailers, and in-store displays and product demonstrations. The Company believes that these promotional activities are important to strengthening the Company's brand name recognition.

     The Company relies on its management's ability to determine the existence and extent of available markets for its products. The Company's management has extensive marketing and sales backgrounds and devotes a significant portion of its time to marketing-related activities. The Company markets its products primarily through its own sales force and approximately 170 independent sales representatives. The Company's representatives are located throughout the United States and Canada and are paid a commission based upon sales in their respective territories. The Company's sales representative agreements are generally terminable by either party upon 30 days notice.

     The Company directs its marketing efforts toward retailers and believes that obtaining favorable product placement at the retail level is an important factor in its business, especially when introducing new products. In an effort to provide its retail customers with the highest level of customer service, the Company has an advanced electronic data interchange system to receive customer orders and transmit shipping and invoice information electronically. This system is also used by management to monitor point-of sale information at certain accounts.

     The Company also emphasizes the design and packaging of its products in order to increase their appeal to consumers and to stand out among other brands on retailers' shelves. The Company believes that distinctive packaging, designed to answer consumers' questions concerning the Company's products, has resulted in increased shelf space and greater sales. Some of the Company's products are sold with recipe books and VHS Video Manuals(R) to provide step by step guidelines for the use and care of such products.

     The Company's total net sales to its five largest customers during fiscal 1998 and 1997 were 47% and 47%, respectively, of its net sales. In 1997, the Company entered into a seven-year supply agreement with Kmart for Kmart to purchase, distribute, market and sell a broad range of kitchen and small household electrical appliances under the White-Westinghouse(R) brand name. Kmart is the exclusive United States discount department store to market these White-Westinghouse(R) products. The supply agreement provides Kmart sole distribution rights to the White-Westinghouse(R) brand name for the mass merchandiser market, but does allow distribution through other retail channels under certain conditions. During fiscal 1998, Kmart purchased approximately $58.9 million of products from Salton pursuant to the supply agreement, which accounted for approximately 19% of Salton's net sales.

     The supply agreement with Kmart provides for minimum purchases by Kmart, which increase through the term of the supply agreement, and for the payment of penalties for shortfalls. In the event that aggregate U.S. retail sales in the consumer electronics industry for any specified category decrease by more than 10% in any year from that sold in the prior year, Kmart has the right to reduce the minimum purchase requirements for such category to an amount not less than 80% of the minimum for such period. The Company pays Windmere a fee based upon the Company's net sales less specified costs and expenses relating to the Kmart supply agreement in consideration of Windmere's guarantee of the Company's obligations under the supply agreement.

SOURCES OF SUPPLY

     Most of the Company's products are manufactured to the Company's specifications by over 45 unaffiliated manufacturers located primarily in Far East locations, such as Hong Kong, the People's Republic of China and Taiwan, and in Europe. Many of these suppliers are ISO 9000 certified. The Company believes that it maintains good business relationships with its overseas manufacturers. The Company also manufactures and assembles woks and warming trays in its plant located in Kenilworth, New Jersey.

     The Company does not maintain long-term purchase contracts with manufacturers and operates principally on a purchase order basis. The Company believes that it is not currently dependent on any single manufacturer for any of its products. However, during fiscal 1998, three manufacturers located in China accounted for approximately 12.7%, 12.4% and 10.1% respectively, of the Company's product purchases. The Company believes that the loss of any one manufacturer would not have a long term material adverse effect on the Company because other manufacturers with which the Company does business would be able to increase production to fulfill the Company's requirements. However, the loss of a supplier could, in the short term, adversely effect the Company's business until alternative supply arrangements were secured.

     The Company's purchase orders are generally made in United States dollars in order to maintain continuity in the Company's pricing structure and to limit exposure to currency fluctuations. The Company's policy is to maintain an inventory base to service the seasonal demands of its customers. In certain instances, the Company places firm commitments for products from six to twelve months in advance of receipt of firm orders from customers.

     Quality assurance is particularly important to the Company and its product shipments are required to satisfy quality control tests established by its internal product design and engineering department. The Company employs independent agents to perform quality control inspections at the manufacturers' factories during the manufacturing process and prior to acceptance of goods.

COMPETITION

     The Company's industry is mature and highly competitive. Competition is based upon price, access to retail shelf space, product features and enhancements, brand names, new product introductions, marketing support and distribution approaches. The Company competes with established companies, some of which have substantially greater facilities, personnel, financial and other resources than those of the Company. In the sale of kitchen and small household electrical appliances, the Company competes with, among others, Toastmaster, Rival, Hamilton Beach, Krups, Rowenta, Black and Decker, Windmere-Durable and Sunbeam/Oster. In the sale of tabletop products, the Company competes with, among others, Mikasa, Lenox, Miller Rogaska, Villeroy Boch, Waterford Crystal and Baccarat Crystal. In the sale of personal and beauty care appliances, the Company principally competes with, among others, Clairol, Inc. (wholly-owned subsidiary of Bristol-Myers Squibb Company), Conair Corporation, Vidal Sassoon, Windmere-Durable, Helen of Troy and Andis.

     The Company believes that its success is dependent on its ability to offer a broad range of existing products and to continually introduce new products and enhancements to existing products which have substantial consumer appeal based upon price, design, performance and features. The Company also believes that its trademarks, particularly Salton(R), Maxim(R), Breadman(R), Juiceman(R), Salton Creations(R) and Salton Time(R), and Block(R) are important to its ability to compete effectively. The Company further believes that the White-Westinghouse(R) and Farberware(R) brand names give it the additional capability to provide consumers with appealing, well priced products to meet competition.

EMPLOYEES

     As of September 26, 1998, the Company employed approximately 220 persons, of whom approximately 54 persons, who work at the Company's Kenilworth, New Jersey facility, were covered by a collective bargaining agreement which expires on February 28, 1999. The Company generally considers its relationship with its employees to be satisfactory and has never experienced a work stoppage.

REGULATION

     The Company is subject to federal, state and local regulations concerning the environment, occupational safety and health, and consumer products safety. In general, the Company has not experienced difficulty complying with such regulations and compliance has not had an adverse effect on the Company's business. Most of the Company's products are listed by UL. Satisfaction of the standards of UL for the Company's consumer electrical appliances is important to the Company and the Company has not experienced difficulty in satisfying such standards.

BACKLOG

     Orders for the Company's products are typically subject to cancellation until shipment. Customer order patterns vary from year to year, largely because of annual differences in consumer acceptance of product lines, product availability, marketing strategies, inventory levels of retailers and differences in overall economic conditions. As a result, comparisons of backlog as of any date in a given year with backlog at the same date in a prior year are not necessarily indicative of sales for that entire given year. As of September 26, 1998, the Company had a backlog of approximately $181.9 million. At June 27, 1998 the Company has a backlog of approximately $275.0 million compared to approximately $83 million as of June 28, 1997. The Company does not believe that backlog is necessarily indicative of the Company's future results of operations or prospects.

TRADEMARKS, PATENTS AND LICENSING ARRANGEMENTS

     The Company holds a number of patents and trademarks registered in the United States and foreign countries for various products and processes. The Company has registered certain of its trademarks with the United States Patent and Trademark Office. The Company considers these trademarks to be of considerable value and of material importance to its business.

     The Company holds numerous United States and foreign patents, including design patents. The Company believes that none of the Company's product lines is dependent upon any single patent or group of patents.

     During 1996, the Company entered into license agreements with WCI for use of the White-Westinghouse(R) trademark for small kitchen appliances, personal care products, fans, heaters, air cleaners and humidifiers. The license agreements grant the Company the exclusive right and license to use the White-Westinghouse(R) trademark in the United States and Canada in exchange for certain license fees, royalties and minimum royalties. The license agreements also contain minimum sales requirements which, if not satisfied, may result in the termination of the agreements. Each of these license agreements is also terminable on or after the fifth anniversary of such agreement upon one-years notice or upon a breach by the Company.

     The Company has a joint venture agreement with George Foreman Products, Inc., a Nevada corporation, and Benjamin H., a California corporation (the "Joint Venture"). The Joint Venture is engaged solely in the business of acquiring, selling and distributing a thermal household grill product under the name "George Foreman's Lean Mean Fat Reducing Grilling Machine." Mr. Foreman is both a former Olympic champion and a former World Boxing Organization's heavyweight champion of the world.

     In the second quarter of fiscal 1997, the Company obtained the exclusive, worldwide right to distribute Farberware(R) small electric appliances. Farberware(R) is a time-honored trade name in the cookware and small electric appliance industry.

     The Company has other licensing arrangements with various other companies to market products bearing the trademark or likeness of the subject matter of the license. These licenses include the right to market various products under Gino's East Pizza, Gear, Taco Bell(R), Hershey Kiss(R), Looney Tunes(R), Andy Warhol, Marilyn Monroe, James Dean and Campbell Soup(R). The Company believes that these other license arrangements help to demonstrate its creativity and versatility in product design and the enhancement of existing products. However, the Company does not believe that its product lines are dependent upon any single license or group of other licenses.

     In general, the Company's joint venture and licensing arrangements place commercialization obligations on the Company in exchange for varying fees and royalties based upon net sales or profits. Typically, each of these agreements is terminable if certain minimum commercialization obligations are not satisfied or upon breach of the agreement by the Company.

WARRANTIES

     The Company's products are generally sold with a limited one-year warranty from the date of purchase. In the case of defects in material or workmanship, the Company agrees to replace or repair the defective product without charge. To date, the Company has not experienced significant warranty claims.

PROPERTIES

     The Company does not own any facilities. A summary of the Company's leased properties is as follows:

                                                                                        LEASE
          LOCATION                       DESCRIPTION             AREA (SQ. FT.)      EXPIRATION
          --------                       -----------             --------------      ----------
Mt. Prospect, IL              Executive office, warehousing and      34,600           June 30, 1999
                              repair facility
Rancho Dominguez, CA          Warehouse and distribution            340,672        October 31, 2002
                              facility and retail outlet
Harrison, NJ                  Warehouse and distribution            146,555            May 31, 2002
                              facility and retail outlet
Kenilworth, NJ                Manufacturing and                      97,800          March 31, 2000
                              warehouse/distribution facilities
New York, NY                  Block sales office                     11,500       December 31, 2001
Gurnee, IL                    Retail outlet                           6,141        January 31, 2000
Mt. Prospect, IL              Consumer Services                       3,018           June 30, 1999
Long Branch, NJ               Retail outlet                           1,200          Month-to-month
Chicago, IL                   Retail store                              560        October 31, 2007

LEGAL PROCEEDINGS

     In November 1996, WCI filed suit for injunctive relief and damages against CBS in the United States District Court for the Northern District of Ohio alleging that CBS's grant of licenses to the Westinghouse(TM) name for use on lighting products, fans and electrical accessories for use in the home violates WCI's rights to the Westinghouse(TM) name and constitutes a breach of the agreements under which CBS's predecessor sold WCI its appliance business and licensed certain trademark rights in 1975. In response to that suit, CBS filed a related action in December 1996 in the United States District Court for the Western District of Pennsylvania, naming WCI, Windmere, Salton, Newtech and certain other parties as defendants. The two actions have now been consolidated in the Pennsylvania court. A trial date of June 21, 1999 has been set by the court. CBS seeks an injunction prohibiting the Company, Newtech and WCI from using the White-Westinghouse(R) name on products not specifically enumerated in the sale documents between CBS's predecessor and WCI, and unspecified damages and attorneys' fees. An adverse decision in the Trademark Litigation could result in the Company and Newtech being limited in further use of the White-Westinghouse(R) name and therefore the possible termination or significant modification of the supply agreement between the Company and Kmart.

     The legal costs that may be incurred in defending against this action could be substantial. In addition, the litigation could be protracted and result in diversion of management and other resources of the Company. WCI is currently defending the Company in this action. There can be no assurance that WCI will prevail in its lawsuit, or that WCI, the Company and their co-defendants will prevail in their defense of CBS's lawsuit. In the event that a favorable outcome for the Company is not obtained, the Company intends to vigorously pursue its right to indemnification under indemnification provisions in the license agreements between WCI and the Company relating to the White-Westinghouse(R) brand name. There can be no assurance that WCI will agree on the scope of the indemnity, or that any such indemnity payment which may become due to the Company will be paid fully or in a timely fashion or at all.

     Related proceedings have also been commenced before the Trademark Board in opposition to WCI's and CBS's efforts to register certain uses of the Westinghouse(TM) and White-Westinghouse(R) names. Such proceedings have been stayed pending resolution of the Trademark Litigation in the Pennsylvania court. Even if the Trademark Litigation is resolved in the Company's favor, it is possible that the proceedings before the Trademark Board will continue and could have a material adverse effect upon the Company's business, financial condition and results of operations.

     The Company is a party to various other actions and proceedings incident to its normal business operations. The Company believes that the outcome of such litigation will not have a material adverse effect on the financial condition or results of operations of the Company. The Company also has product liability and general liability insurance policies in amounts it believes to be reasonable given its current level of business. Although historically the Company has not had to pay any material product liability claims, it is conceivable that the Company could incur claims for which it is not insured.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following tables sets forth certain information with respect to each of the Company's directors and executive officers:

                  NAME                    AGE         POSITION(S) WITH THE COMPANY
                  ----                    ---         ----------------------------
David C. Sabin..........................  49    Chairman of the Board of Directors and
                                                Secretary
Leonhard Dreimann.......................  50    Chief Executive Officer and Director
William B. Rue..........................  51    President, Chief Operating Officer,
                                                Chief Financial Officer and Director
Robert A. Bergmann......................  32    Director
Frank Devine............................  54    Director
Bert Doornmalen.........................  54    Director
Bruce G. Pollack........................  39    Director

     DAVID C. SABIN has served as Chairman of the Company since September 1991 and has served as Secretary and a Director of the Company since its inception in August 1988 and is a founder of the Company. Mr. Sabin served as the president and a director of Glacier Holdings, Inc., a publicly held company ("Glacier Holdings"), from December 1988 through May 1994 and as a director of Salton Time Inc., a wholly-owned subsidiary of Glacier Holdings, since 1989. Salton Time was an importer and distributor of quartz wall and alarm clocks. From 1991 through May 1994, Mr. Sabin was an officer and a director of Stylemaster, Inc., a wholly-owned subsidiary of Glacier Holdings, which was engaged in the manufacture and distribution of plastic housewares articles. Stylemaster, Inc. filed for protection under Chapter 11 of the United States Bankruptcy Code in March 1994. During 1994, Glacier Holdings and its subsidiaries ceased operations and were liquidated.

     LEONHARD DREIMANN has served as Chief Executive Officer and a Director of the Company since its inception in August 1988 and is a founder of the Company. From 1988 to July 1998, Mr. Dreimann served as President of the Company. From 1987 to 1988, Mr. Dreimann served as president of the Company's predecessor Salton, Inc., a wholly-owned subsidiary of SEVKO, Inc. Prior to 1987, Mr. Dreimann served as managing director of Salton Australia Pty. Ltd., a distributor of Salton brand kitchen appliances. From 1988 to December 1993, Mr. Dreimann served as an officer and a director of Glacier Holdings, and as a director of its wholly-owned subsidiary Glacier Water Systems, Inc. ("Glacier") from 1987 to December 1993. Glacier developed, manufactured and marketed an in-home water filtration system. During 1994, Glacier Holdings and its subsidiaries ceased operations and were liquidated. From 1989 to December 1993, Mr. Dreimann served as an officer and a director of Salton Time Inc.

     WILLIAM B. RUE has served as President of the Company since August 1998, as Chief Operating Officer of the Company since December, 1994 and as Chief Financial Officer and Treasurer of the Company since September, 1988. From 1985 to 1988, he was Treasurer of SEVKO, Inc. and from 1982 to 1984 he was Vice President-Finance of Detroit Tool Industries Corporation. Prior to that time, Mr. Rue had been employed since 1974 by the accounting firm of Touche Ross & Co.

     ROBERT A. BERGMANN has been a Principal of Centre Partners Management LLC since 1995. From 1989 to 1991 and from 1993 to 1995, Mr. Bergmann was an Associate of Centre Partners L.P. Mr. Bergman serves as a director of Music Holdings Corp., Rembrandt Photo Services and a number of other private corporations.

     FRANK DEVINE has been a Director of the Company since December, 1994. Mr. Devine serves as a business consultant for various entities. He has founded or co-founded Bachmann-Devine, Incorporated, a venture capital firm, American Home, Inc., an importer of hand-loomed rugs and decorative accessories, World Wide Digital Vaulting, Inc., an on-line digital data storage company and Shapiro, Devine &

Craparo, Inc., a household goods manufacturers representation company serving the retail industry. Mr. Devine also serves on the board of directors of these companies.

     BERT DOORNMALEN has been a Director of the Company since July, 1994. Mr. Doornmalen has been the Managing Director of Markpeak Ltd., a Hong Kong company which represents the Company in the procurement and inspection of products in the Far East, since 1981.

     BRUCE G. POLLACK has been a Managing Director of Centre Partners Management LLC since 1995. Mr. Pollack is also a Partner of Centre Partners L.P. which he joined in 1991. Mr. Pollack serves as a director of Music Holdings Corp., KIK Corp. Holdings Inc., Rembrandt Photo Services, Johnny Rockets Group, Inc. and a number of other private corporations.

     The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. The Board is comprised of two Class I Directors (David C. Sabin and Robert A. Bergmann), three Class II Directors (William B. Rue, Bert Doornmalen and Bruce G. Pollack) and two Class III Directors (Leonhard Dreimann and Frank Devine).

     Pursuant to the Preferred Stock Agreement, Centre Partners has the right to designate: (i) two directors to serve on the Board of Directors so long as it and its affiliates own at least 12.5% of the total voting power of the Company, and (ii) one director to serve on the Board of Directors so long as it and its affiliates own at least 7.5% of the total voting power of the Company. Centre Partners has designated Robert A. Bergmann and Bruce G. Pollack to serve on the Board of Directors.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

     The Board of Directors of the Company held 12 meetings during the fiscal year ended June 27, 1998.

     The Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee held two meetings and the Compensation Committee held 3 meetings during 1998. The Committees received their authority and assignments from the Board of Directors and report to the Board of Directors. No Director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and the Committees on which he served during the period for which he was a member of the Board.

     Mr. Doornmalen and Mr. Devine, and Mr. Schulman, a former Windmere-designated director who resigned upon consummation of the Stock Repurchase, served as members of the Audit Committee during 1998. The Audit Committee recommends the engagement of the Company's independent auditors and is primarily responsible for approving the services performed by the Company's independent auditors. The Committee also reviews and evaluates the Company's accounting principles and its system of internal accounting controls.

     Mr. Doornmalen and Mr. Devine, and Mr. Friedson and Mr. Schulman, two former Windmere-designated directors who resigned upon consummation of the Stock Repurchase, served as members of the Compensation Committee during 1998. The Compensation Committee reviews and approves the Company's executive compensation policy, makes recommendations concerning the Company's employee benefit policies for executives, and has authority to administer the Company's stock option plans.

COMPENSATION OF DIRECTORS

     Each Director who is not an employee of the Company receives a Director's fee in the amount of $7,500 per annum and $1,000 per meeting he or she attends (plus reimbursement for out-of-pocket expenses incurred in connection with attending such meetings). During the fiscal year ended June 27, 1998, each non-employee Director was granted options to purchase 2,000 shares of common stock under the Company's Non-Employee Directors Stock Option Plan.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table shows the total compensation received by the Company's Chief Executive Officer and its most highly compensated officers for the fiscal years ending June 27, 1998, June 28, 1997 and June 29, 1996, respectively.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG TERM COMPENSATION
                                                                      -------------------------------
                                      ANNUAL COMPENSATION                    AWARDS           PAYOUTS
                            ---------------------------------------   ---------------------   -------
                                                          OTHER       RESTRICTED
                                                          ANNUAL        STOCK      OPTIONS/    LTPP      ALL OTHER
         NAME AND                  SALARY     BONUS    COMPENSATION    AWARD(S)      SARS     PAYOUTS   COMPENSATION
    PRINCIPAL POSITION      YEAR      $         $         ($)(1)         ($)         (#)        ($)         ($)
    ------------------      ----   ------     -----    ------------   ----------   --------   -------   ------------
Leonhard Dreimann.........  1998   350,000   191,552      55,364           --       47,147(3)    --           --
  (Chief Executive          1997   282,000   150,000      54,000           --           --       --           --
  Officer)                  1996   200,000    15,000      55,000           --       70,000(2)    --           --

David C. Sabin............  1998   350,000   191,552      11,087           --       47,147(3)    --           --
  (Chairman and             1997   251,000   150,000      17,000           --           --       --           --
  Secretary)                1996   150,000    15,000      20,000           --       70,000(2)    --           --

William B. Rue............  1998   240,000   142,296      11,453           --       47,146(3)    --           --
  (President, Chief         1997   192,000    50,000      17,000           --           --       --           --
  Operating Officer and     1996   150,000    15,000      25,000           --       70,000(2)    --           --
  Chief Financial Officer)

-------------------------
(1) Consists primarily of reimbursement for costs associated with use and maintenance of an automobile.

(2) Options were awarded on October 26, 1995 under the Company's 1995 Employee Stock Option Plan at an exercise price equal to the fair market value of the common stock on the date of grant ($2.50).

(3) Options were awarded on May 6, 1998 under the Company's 1995 Employee Stock Option Plan at an exercise price equal to the fair market value of the common stock on the date of grant ($12.25).

     The following table sets forth certain information concerning options granted to the named executive officers during the fiscal year ended June 27, 1998.

                       OPTIONS GRANTS IN LAST FISCAL YEAR

                                                      INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                                     ---------------------------------------------------       VALUE AT ASSUMED
                                     NUMBER OF     PERCENT OF                                   ANNUAL RATES OF
                                     SECURITIES   TOTAL OPTIONS   EXERCISE                 STOCK PRICE APPRECIATION
                                     UNDERLYING    GRANTED TO      OR BASE                      FOR OPTION TERM
                                      OPTIONS     EMPLOYEES IN      PRICE     EXPIRATION   -------------------------
               NAME                  GRANTED(1)    FISCAL YEAR    ($/SHARE)      DATE          5%            10%
               ----                  ----------   -------------   ---------   ----------   ----------     ----------
Leonhard Dreimann..................    47,147        22.9%          12.25      5/17/08      $363,219       $920,467
David C. Sabin.....................    47,147        22.9%          12.25      5/17/08       363,219        920,467
William B. Rue.....................    47,146        22.9%          12.25      5/17/08       363,211        920,448

-------------------------
(1) Options vest 33 1/3% on each anniversary of December 19, 1997.

     The following table sets forth certain information with respect to the unexercised options to purchase the Company's common stock held by the named executive officers at June 27, 1998. None of the named executive officers exercised any stock options during the fiscal year ended June 27, 1998.

         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL
                           YEAR-END OPTION/SAR VALUES

                                                                               VALUES OF UNEXERCISED
                                                NUMBER OF UNEXERCISED       IN-THE-MONEY OPTIONS/SARS AT
                                              OPTIONS/SARS AT FY-END (#)           FY-END ($)(1)
                                             ----------------------------   ----------------------------
                   NAME                      EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
                   ----                      -----------    -------------   -----------    -------------
Leonhard Dreimann..........................    155,716         31,431       $  875,181     $      35,360
David C. Sabin.............................     85,716         31,431          778,931            35,360
William B. Rue.............................    135,715         31,431        1,181,429            35,360

-------------------------

(1) Based on the fair market value of the common stock on June 26, 1998 ($13.375 per share) less the option exercise price.

EMPLOYMENT AGREEMENTS

     Messrs David C. Sabin, Chairman of the Board, Leonhard Dreimann, Chief Executive Officer, and William B. Rue, President, Chief Operating Officer and Chief Financial Officer (collectively, the "Executives"), have each entered into employment agreements (the "Employment Agreements"), effective as of December 19, 1997, which provide for their continued employment in their present capacities with the Company through December 31, 2001. Messrs. Sabin and Dreimann are entitled to an annual salary at the rate of $425,000 through June 30, 1998 and $500,000 thereafter. Mr. Rue is entitled to an annual salary at the rate of $285,000 through June 30, 1998 and $350,000 thereafter. In addition, commencing with calendar 1998, each of the Executives is entitled to an annual bonus each calendar year ranging from 25% of his base salary (if the Company achieves threshold performance goals) to 100% of his salary (if the Company achieves target performance goals) to 125% of his salary (if the Company achieves maximum performance goals).

     Under the terms of the Employment Agreements, if an Executive is terminated without cause or resigns with good reason, he is entitled to receive a lump-sum payment equal to his salary for the remainder of the term, plus the bonuses he would have received if the Company achieved target performance goals for the remainder of the term and other benefits which he would have been entitled to for the remainder of the term. The termination without cause of an Executive or resignation for good reason by an Executive constitutes good reason for the other Executives to resign under the Employment Agreements. In addition, if an Executive voluntarily terminates his employment within two years after a change of control of the Company, he is entitled to receive a lump sum payment equal to his salary and other benefits for the remainder of the term; provided that the termination of employment by an Executive during the 30 day period immediately following the one-year anniversary of the change of control constitutes good reason under the Executive's Employment Agreement.

     The Employment Agreements provide for the granting of 126,358 options to purchase shares of Salton common stock to each Executive (63,179 options with an exercise price equal to the closing price of Salton common stock on the Nasdaq National Market on December 18, 1998 and 63,179 options with an exercise price equal to the closing price of Salton common stock on the Nasdaq National Market on December 17, 1999). Upon a change of control prior to the granting of such options, each Executive may elect to receive in lieu of the exercise of such options a lump sum payment equal to (i) the difference between (x) the average of the closing price of Salton common stock on the Nasdaq National Market for the five trading days immediately preceding the change of control and (y) $15.25, multiplied by (ii) the number of shares of Salton common stock subject to such options.

                                SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF COMMON STOCK

     The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of December 28, 1998 by (i) each person known to the Company to beneficially own 5% or more of the Company's common stock, (ii) each of the Directors and executive officers of the Company and (iii) all executive officers and Directors of the Company as a group. The number of shares of common stock shown as owned by the persons and group named below assumes the exercise of all currently exercisable options and the conversion of all shares of Convertible Preferred Stock held by such persons and group, and the percentage shown assumes the exercise of such options and the conversion of such shares and assumes that no options held by others are exercised. Unless otherwise indicated below, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names. For purposes of the following table, each person's beneficial "ownership" of the Company's common stock has been determined in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder.

                                                               NUMBER OF      PERCENTAGE
                                                                 SHARES       OF SHARES
                                                              BENEFICIALLY   BENEFICIALLY
                 NAME OF BENEFICIAL HOLDER                       OWNED          OWNED
                 -------------------------                    ------------   ------------
Centre Partners Group(1)....................................   2,566,641         28.8%
Mr. Leonhard Dreimann(2)....................................     845,949          9.1
Mr. William B. Rue(2).......................................     639,617          6.9
Mr. David C. Sabin(3).......................................     354,392          3.8
Mr. Frank Devine(4).........................................      31,000          *
Mr. Bert Doornmalen(4)......................................      16,000          *
Mr. Robert A. Bergmann(1)...................................           0          *
Mr. Bruce G. Pollack(1).....................................           0          *
All Directors and executive officers as a group (7
  persons)(5)...............................................   1,263,057         13.6%

-------------------------
 *  Less than 1%.

(1) Consists of an aggregate of 213,700 shares of common stock and 40,000 shares of Convertible Preferred Stock: (i) 65,777 shares of common stock and 12,312 shares of Convertible Preferred Stock owned of record by Centre Capital Investors II, L.P. ("Investors II"), (ii) 21,401 shares of common stock and 4,006 shares of Convertible Preferred Stock owned of record by Centre Capital Tax-Exempt Investors II, L.P. ("Tax-Exempt II"), (iii) 14,312 shares of common stock and 2,679 shares of Convertible Preferred Stock owned of record by Centre Capital Offshore Investors II, L.P. ("Offshore II"), (iv) 1,010 shares of common stock and 189 shares of Convertible Preferred Stock owned of record by Centre Parallel Management Partners, L.P. ("Parallel"),
    (v) 11,311 shares of common stock and 2,177 shares of Convertible Preferred Stock owned of record by Centre Partners Coinvestment, L.P. ("Coinvestment") and (vi) 99,889 shares of common stock and 18,697 shares of Convertible Preferred Stock owned of record by the State Board of Administration of Florida (the "Florida Board"). As of November 23, 1998, the 40,000 shares of Convertible Preferred Stock were convertible into 2,352,941 shares of the Company's common stock. Investors II, Tax-Exempt II and Offshore II are limited partnerships, of which the general partner of each is Centre Partners II, L.P. ("Partners II"), and of which Centre Partners Management LLC ("Centre Management") is an attorney-in-fact. Parallel and Coinvestment are also limited partnerships. In its capacity as manager of certain investments for the Florida Board pursuant to a management agreement, Centre Management is an attorney-in-fact of Parallel. Centre Partners II LLC is the ultimate general partner of each of Investors II, Tax-Exempt II, Offshore II, Parallel and Coinvestment. Bruce G. Pollack is Managing Director of Centre Management and Centre Partners II LLC and as such may be deemed to beneficially own and share the power to vote or dispose the common stock and Convertible Preferred Stock held by Investors II, Tax-Exempt II, Offshore II, Parallel, Coinvestment and the Florida

    Board. Mr. Pollack disclaims the beneficial ownership of such common stock and Convertible Preferred Stock. The foregoing is based upon information contained in a Schedule 13D/A dated September 16, 1998, filed with the Commission.

(2) Includes, with respect to Mr. Dreimann and Mr. Rue: (i) 463,580 shares owned by Dominator Investors Group, a Hong Kong corporation ("Dominator"), which is owned 71.9% by Mr. Dreimann and 28.1% by Mr. Rue; and (ii) 155,716 shares and 135,715 shares, respectively, of common stock which may be acquired upon the exercise of immediately exercisable options.

(3) Includes 85,716 shares of common stock which may be acquired upon the exercise of immediately exercisable stock options. Also includes (i) 179,676 shares owned by Duquesne Financial Corporation ("Duquesne"), an Illinois corporation which is owned by Susan Sabin, and (ii) 89,000 shares owned by Susan Sabin. Susan Sabin is David Sabin's wife. Mr. Sabin disclaims beneficial ownership of all shares owned by Duquesne and Susan Sabin.

(4) Includes, with respect to each of Messrs. Doornmalen and Devine, 16,000 shares of common stock which may be acquired upon the exercise of immediately exercisable options.

(5) Includes an aggregate of 409,147 shares which may be acquired by Directors and officers of the Company upon the exercise of immediately exercisable options. See footnotes 2 through 4 above.

     The addresses of the persons shown in the table above who are beneficial owners of more than five percent of the Company's common stock are as follows:
Messrs. Dreimann, Sabin and Rue, 550 Business Center Drive, Mount Prospect, Illinois 60056; and Centre Partners Management LLC, 30 Rockefeller Plaza, Suite 5050, New York, New York 10020.

                              CERTAIN TRANSACTIONS

     Prior to the Stock Repurchase, Windmere owned approximately 50% of Salton's outstanding common stock. In connection with the Stock Repurchase, Windmere and Salton agreed to continue various commercial and other arrangements. These arrangements include, among other things, (i) a letter agreement requiring the Company to pay to Windmere a continuing fee with respect to the Company's sales to Kmart under its supply agreement in consideration of Windmere's guarantee of the Company's obligations under the supply agreement; and (ii) an agreement relating to the credit terms which Durable Electrical Metal Factory, Ltd. ("Durable"), a wholly-owned subsidiary of Windmere, will provide to the Company with respect to future product orders.

     The Company purchased inventory from Durable of $27.1 million, $23.5 million and $3.2 million in fiscal 1998, 1997 and 1996, respectively. The Company had amounts due to Windmere, including Durable, totaling approximately $4.8 million at June 27, 1998.

     Pursuant to the Convertible Preferred Stock Issuance, the Company issued to affiliates of Centre Partners 40,000 shares of Convertible Preferred Stock. The Convertible Preferred Stock is generally non-dividend bearing and is convertible into 2,352,941 shares of Salton common stock (reflecting a $17 per share conversion price). In connection with the Convertible Preferred Stock Issuance, the Company paid Centre Partners a $500,000 transaction fee. The Preferred Stock Agreement provides that Centre Partners generally has the right to designate two directors as long as it and its affiliates own at least 12.5% of the total voting power of the Company and one director as long as it and its affiliates own at least 7.5% of the total voting power of the Company. The affiliates of Centre Partners and the Company also entered into a Registration Rights Agreement which grants such affiliates certain demand and piggyback registration rights with respect to their shares of Convertible Preferred Stock and shares of Salton common stock which are issuable upon conversion thereof.

     Mr. Bert Doornmalen, a Director of the Company, is the Managing Director of Markpeak, Ltd., a Hong Kong company. The Company recorded inventory purchases from Markpeak, Ltd. of $15.7 million, $7.8 million and $10.2 million in fiscal 1998, 1997 and 1996, respectively. The Company paid commissions to Markpeak of $272,000, $432,000 and $739,000 in fiscal 1998, 1997 and 1996, respectively.

     Mr. Frank M. Devine, a Director of the Company, is a co-founder of the firm Shapiro, Devine and Craparo, Inc. ("SDC"), a manufacturers representation firm. The firm represents many major manufacturers of household products (including the Company) to the retail industry. The Company recorded commissions with SDC of approximately $290,000, $241,000 and $160,000 in fiscal 1998, 1997 and 1996, respectively. As of June 27, 1998, the Company owed SDC approximately $38,000 for current charges.

                       DESCRIPTION OF PREFERRED STOCK AND
                              CERTAIN INDEBTEDNESS

CONVERTIBLE PREFERRED STOCK

     The Second Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation") provides that the Company may issue 2,000,000 shares of preferred stock, $.01 par value per share, of which 40,000 shares have been designated as the Convertible Preferred Stock. The Convertible Preferred Stock is generally non-dividend bearing; however, if the Company breaches in any material respect any of its material obligations in the Preferred Stock Agreement or the Certificate of Incorporation relating to the Convertible Preferred Stock, the holders of Convertible Preferred Stock are entitled to receive quarterly cash dividends on each share of Convertible Preferred Stock from the date of such breach until it is cured at a rate per annum equal to 12% of the Liquidation Preference (as defined below). The payment of dividends is limited by the indenture governing the Notes and the New Credit Agreement.

     Each holder of the Convertible Preferred Stock is generally entitled to one vote for each share of Salton common stock which such holder could receive upon the conversion of the Convertible Preferred Stock. Each share of Convertible Preferred Stock is convertible at any time into that number of shares of Salton common stock obtained by dividing $1,000 by the Conversion Price in effect at the time of conversion. The "Conversion Price" is equal to $17.00, subject to certain anti-dilution adjustments.

     In the event of a Change of Control (as defined in the Certificate of Incorporation), each holder of shares of Convertible Preferred Stock has the right to require the Company to redeem such shares at a redemption price equal to the Liquidation Preference plus an amount equivalent to interest accrued thereon at a rate of 7% per annum compounded annually on each anniversary date of July 28, 1998 for the period from July 28, 1998 through the earlier of the date of such redemption or July 28, 2003.

     In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of the Convertible Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders an amount in cash equal to $1,000 per share, plus the amount of any accrued and unpaid dividends thereon (the "Liquidation Preference"), before any distribution is made to the holders of any Salton common stock or any other of Salton's capital stock ranking junior as to liquidation rights to the Convertible Preferred Stock.

     The Company may optionally redeem, in whole or in part, the Convertible Preferred Stock at any time on and after July 15, 2003 at a cash price per share of 100% of the then effective Liquidation Preference per share, if the daily closing price per share of Salton's common stock for a specified 20 consecutive trading day period is greater than or equal to 200% of the then current Conversion Price. On September 15, 2008, the Company will be required to exchange all outstanding shares of Convertible Preferred Stock at a price equal to the Liquidation Preference per share, payable at the Company's option in cash or shares of Salton common stock.

NEW CREDIT AGREEMENT

     To facilitate the Recapitalization, the Company entered into the New Credit Agreement. The New Credit Agreement provides for $215.0 million in Senior Credit Facilities, consisting of a $90.0 million Tranche A Term Loan, a $75.0 million Delayed Draw Term Loan and a $50.0 million Revolving Credit

Facility. The Company used borrowings of $90.0 million under the Tranche A Term Loan and the net proceeds from the Convertible Preferred Stock Issuance to (1) pay the cash portion of the purchase price for the Stock Repurchase, (2) refinance all outstanding indebtedness under the Old Credit Agreement and (3) pay certain related fees and expenses. Following the repayment of the Tranche A Term Loan from the proceeds of this offering, such facility will be permanently terminated.

     The Senior Secured Revolving Credit Facility includes a $10.0 million sublimit for the issuance of letters of credit. All amounts outstanding under the Revolving Credit Facility are payable on July 27, 2003. The Tranche A Term Loan is payable in 20 consecutive quarterly installments, commencing on September 30, 1998, in an amount equal to: (1) $1,250,000 for the first eight installments; (2) $6,250,000 for the next eight installments; and (3) $7,500,000 for the final four installments. Any amounts outstanding under the Delayed Draw Term Loan, which amounts may be borrowed by the Company from time to time until July 27, 1999, are payable in 16 consecutive quarterly installments, commencing on September 30, 1999, in an amount equal to: (1) $2,500,000 for the first four installments; (2) $5,000,000 for the next eight installments; and (3) $6,250,000 for the final four installments; provided that if less than $75.0 million in aggregate principal amount of the Delayed Draw Term Loan is borrowed, each of the foregoing installments is reduced proportionately. The Delayed Draw Term Loan is available for certain acquisitions, subject to the terms of the New Credit Agreement.

     The Company amended and restated the New Credit Agreement on January 7, 1999 to, among other things, (a) replace the Delayed Draw Term Loan with the Tranche B Term Loan as part of the Senior Credit Facilities, and (b) increase the Revolving Credit Facility to $80.0 million and effectively extend the availability of the Revolving Credit Facility until five years after consummation of the Toastmaster Acquisition. The $45.0 million Tranche B Term Loan is payable in 24 consecutive quarterly installments, in an amount equal to:
(1) $125,000 for the first 20 consecutive quarterly installments; and (2) $10,625,000 for the final four installments.

     Interest accrues on loans made under the Senior Credit Facilities at the Company's option at either (1) Eurodollar base rate plus an applicable margin ranging from 3.00% to 2.00% based upon the consolidated leverage of the Company or (2) the base rate, which is the highest of (x) Citibank, N.A.'s prime rate,
(y) a rate based on the secondary market rate for three-month certificates of deposit plus 1.00% and (z) the federal funds rate plus 0.50%, plus an applicable margin ranging from 2.00% to 1.00% based upon the consolidated leverage of the Company. The post-default rate on outstanding loans is 2.00% above the otherwise applicable rate of interest.

     The aggregate amount outstanding under the Senior Credit Facilities will be prepaid by amounts equal to 100% of the net proceeds from certain indebtedness, a specified portion of asset sales by the Company and its subsidiaries and by 50% of cash flow in excess of certain expenditures, costs and payments commencing with the fiscal year ending June 26, 1999. Under certain circumstances, optional and mandatory prepayments of principal in respect of the Tranche B Term Loan may require a prepayment fee equal to (1) 2% of the amount of the principal prepaid if such prepayment occurs prior to the first anniversary of the consummation of the Toastmaster Acquisition and (2) 1% of the amount of the principal prepaid if such prepayment occurs between the first and third anniversary of the consummation of the Toastmaster Acquisition. The Company may at its option reduce the amounts available under the Senior Credit Facilities to the extent such amounts are unused or prepaid in certain minimum amounts.

     The Company pays certain administrative fees to Lehman Commercial Paper Inc. for its own account as well as a commitment fee and certain fees relating to letters of credit to Lehman Commercial Paper Inc. for its own account and the account of the other lenders under the Senior Credit Facilities.

     The Senior Credit Facilities are secured by a security interest in substantially all of the real and personal property, tangible and intangible, of the Company and its domestic subsidiaries, as well as a pledge of all of the stock of such domestic subsidiaries. The Senior Credit Facilities are also guaranteed by all of the domestic subsidiaries of the Company.

     The Senior Credit Facilities contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, prepay other indebtedness, pay dividends, repurchase or redeem capital stock, enter into certain investments, enter into sale and lease-back transactions, make certain acquisitions, engage in merger or consolidations, create liens, or engage in certain transactions with affiliates, and that otherwise restrict corporate and business activities. In addition, under the Senior Credit Facilities, the Company is required to comply with specified financial ratios and tests, including a minimum net worth test, a minimum fixed charge coverage ratio, a minimum interest coverage ratio and a maximum leverage ratio.

4% JUNIOR SUBORDINATED NOTE

     In connection with the Stock Repurchase, the Company issued to Windmere the Junior Subordinated Note. The Junior Subordinated Note matures on January 31, 2005 and bears interest at 4.0% per annum payable annually. The Note is subject to offsets of principal and interest equal to 5.0% of the total purchase price paid by Salton for product purchases from Windmere and its affiliates during the term of the note. The principal amount of the Junior Subordinated Note is also subject to reduction in the event Salton's supply agreement with Kmart is terminated for any reason.

                          DESCRIPTION OF THE NEW NOTES

GENERAL

     The Old Notes were issued pursuant to an Indenture dated December 16, 1998 (the "Indenture") by and among the Company, the Guarantors and Norwest Bank Minnesota, National Association, as trustee (the "Trustee"), a copy of the form of which will be made available upon request. Upon the issuance of the New Notes, the Indenture will be subject to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The New Notes are subject to all such terms, and Holders of New Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." For purposes of this summary, the term "Company" refers only to Salton, Inc. and not to any of its Subsidiaries.

     The New Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all current and future Senior Debt. The New Notes will rank pari passu in right of payment with all other senior subordinated Indebtedness of the Company issued in the future, if any, and senior in the right of payment to all subordinated Indebtedness of the Company issued in the future, if any. As of September 26, 1998, on a pro forma basis after giving effect to the Financing, the Company would have had no Senior Debt outstanding (exclusive of unused commitments of up to $125.0 million under the New Credit Agreement) and, through its Restricted Subsidiaries, would have had additional liabilities (including trade payables and lease obligations) aggregating approximately $2.3 million. Additionally, as of September 26, 1998, on a pro forma basis after giving effect to the Financing and the Toastmaster Acquisition, the Company would have had $99.5 million of Senior Debt outstanding (exclusive of unused commitments of up to $25.5 million under the New Credit Agreement) and, through its Restricted Subsidiaries, would have had additional liabilities (including trade payables and lease obligations) aggregating approximately $2.3 million. The Indenture will permit the incurrence of additional indebtedness, including additional Senior Debt, subject to certain restrictions.

     As of the Issue Date, all of the Company's Subsidiaries will be Restricted Subsidiaries. Under certain circumstances, the Company will able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The Notes will be limited in aggregate principal amount to $125.0 million and will mature on December 15, 2005. Interest on the Notes will accrue at the rate of 10 3/4% per annum and will be payable semi-annually in arrears on December 15 and June 15, commencing on June 15, 1999, to Holders of record on the immediately preceding December 1 and June 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest and Liquidated Damages, if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments of principal, premium, interest and Liquidated Damages, if any, with respect to Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBORDINATION

     The payment of principal of, premium, if any, interest on the Notes, Liquidated Damages, if any, Change of Control Payments or other obligations of the Company in respect of the Notes (collectively, the "Senior Subordinated Note Payments") will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full, in cash or Cash Equivalents, of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred. (Section 10.1)

     Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, in an assignment for the benefit of creditors or any marshaling of the Company=s assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full, in cash or Cash Equivalents, of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt) before the Holders of Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Debt are paid in full, in cash or Cash Equivalents, any distribution to which the Holders of Notes would be entitled shall be made to the holders of Senior Debt (except that Holders of Notes may receive and retain (i) Permitted Junior Securities and (ii) payments made from the trust described under "-- Legal Defeasance and Covenant Defeasance"). If a distribution is made to holders of the Notes that, due to the subordination provisions, should not have been made to them, such holders will be required to hold such distribution in trust for the holders of Senior Debt and pay it over to them (pursuant to such written instructions as the holders of Senior Debt or a representative on their behalf may provide to such holders of the Notes) as their interests may appear. (Section 10.3)

     The Company also may not make any payment upon or in respect of the Notes (except in Permitted Junior Securities or from the trust described under "-- Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 180 consecutive days. (Section 10.4)

     The Indenture will further require that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default. (Section 10.7)

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. On a pro forma basis, after giving effect to the Financing and the application of the proceeds therefrom, no Senior Debt would have been outstanding at September 26, 1998 (exclusive of unused commitments of up to $125.0 million under the New Credit Agreement). Additionally, as of September 26, 1998, on a pro forma basis after giving effect to the Financing and the Toastmaster Acquisition, the Company would have had $99.5 million of Senior Debt outstanding (exclusive of unused commitments of up to $25.5 million under the New Credit Agreement). The Indenture will limit, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Company and its subsidiaries can incur. See "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

SUBSIDIARY GUARANTEE

     The Company's payment obligations under the Notes will be jointly and severally guaranteed (the "Subsidiary Guarantees") by the Guarantors. The Subsidiary Guarantees will be subordinated to the prior payment in full of all Senior Debt of the Guarantors and the amounts for which the Guarantors will be liable under the guarantees issued from time to time with respect to Senior Debt. As of September 26, 1998, no Senior Debt of the Guarantors was outstanding. The obligations of each Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. See, however, "Risk Factors -- Risks Relating to the Notes -- Fraudulent Conveyance Matters." (Section 12.1)

     The Indenture will provide that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Notes and the Indenture; and (ii) immediately after giving effect to such transaction, no Default or Event of Default exists.

     The Indenture will provide that in the event of a sale or other disposition of all the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) will be released and relieved of any obligations under the Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "-- Repurchase at the Option of Holders -- Asset Sales."

OPTIONAL REDEMPTION

     The Notes will not be redeemable at the Company's option prior to December 15, 2002. Thereafter, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

                            YEAR                              PERCENTAGE
                            ----                              ----------
2002........................................................    105.375%
2003........................................................    102.688%
2004 and thereafter.........................................    100.000%

     Notwithstanding the foregoing, during the first 36 months after the Issue Date, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes originally issued under the Indenture at a redemption price of 110.750% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the redemption date, with the net cash proceeds of any Public Equity Offering of common stock of the Company; provided that at least 65% of the aggregate principal amount of Notes originally issued on the Issue Date remain outstanding immediately after each occurrence of such redemption; and provided, further, that each such redemption shall occur within 60 days of the date of the closing of such Public Equity Offering. (Section 3.7)

SELECTION AND NOTICE

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption. (Sections 3.1, 3.2, 3.3 and 3.4)

MANDATORY REDEMPTION

     Except as set forth below under "Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase (the "Change of Control Payment"). Within ten days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. (Section 4.15)

     On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officer's Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 60 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

     The New Credit Agreement prohibits the Company from purchasing any Notes and also provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute as default under the New Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

  Asset Sales

     The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet), of the Company or any Restricted Subsidiary of the Company (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are immediately converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

     Within 270 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to repay Senior Debt under any Credit Facility (and to correspondingly permanently reduce the commitments with respect thereto in the case of revolving borrowings) or (b) to the acquisition of a controlling interest in another business, the making of a capital expenditure or the acquisition of other long-term assets, in each case, in Permitted Businesses. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Debt under any Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph shall be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company shall be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero. (Section 4.11)

CERTAIN COVENANTS

  Restricted Payments

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any dividend, distribution or payment on account of such Equity Interests in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company); (ii) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company or other Affiliate of the Company; (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except a payment of interest or principal at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

     (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

     (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption
         "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; and

     (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company or any of its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (ii), (iii) or (iv) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period

         (taken as one accounting period) from the beginning of the first fiscal quarter immediately following the Issue Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate Net Cash Proceeds received by the Company as a contribution to its common equity capital or from the issue or sale since the Issue Date of Equity Interests of the Company (other than Disqualified Stock), or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus (iii) to the extent not already included in Consolidated Net Income of the Company for such period without duplication, any Restricted Investment that was made by the Company or any of its Restricted Subsidiaries after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, or any Unrestricted Subsidiary which is designated as an Unrestricted Subsidiary subsequent to the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment or Unrestricted Subsidiary (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment or designated amount of such Unrestricted Subsidiary.

     The foregoing provisions shall not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any Indebtedness which is subordinated to the Notes or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c) (ii) of the preceding paragraph; (iii) the defeasance, redemption, repurchase or other acquisition of Indebtedness which is subordinated to the Notes with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of its common Equity Interests so long as the Company or such Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests; (v) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company that are held by any member of the Company's (or any of its Restricted Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $250,000 in any twelve-month period; (vi) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof and (vii) (a) the payment to Windmere in an amount not to exceed $15.0 million at the Stated Maturity of the Windmere Note and (b) redemptions of the Windmere Note which are deemed to occur as a result of purchases of inventory from Windmere in the ordinary course of business, provided that, with respect to clauses (ii), (iii), (v) and (vii)(a) above, no Default or Event of Default shall have occurred and be continuing immediately after such transaction.

     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary of the Company, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors of the Company whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an investment banking firm (or, if an investment banking firm is generally not qualified to give such an opinion or appraisal, by an appraisal firm) of national standing if such fair market value exceeds $5.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant

"-- Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

     The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

     Any designation of an Unrestricted Subsidiary by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the terms of the Indenture governing the designation of Unrestricted Subsidiaries and was permitted by the covenant described above under the caption "-- Certain Covenants -- Restricted Payments." If, at any time, any Unrestricted Subsidiary fails to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "-- Certain
Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence immediately following such designation. (Section 4.7)

  Incurrence of Indebtedness and Issuance of Preferred Stock

     The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company shall not issue any Disqualified Stock and shall not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock if the Company's Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

     The provisions of the first paragraph of this covenant shall not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt") so long as no Default has occurred and is continuing or would be caused thereby:

(i) the incurrence by the Company of: (A) revolving credit Indebtedness under any Credit Facility, letters of credit (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) and related

      Guarantees under any Credit Facility; provided that the aggregate principal amount of all revolving Indebtedness and letters of credit of the Company and its Restricted Subsidiaries (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) outstanding at any one time under all such Credit Facilities after giving effect to such incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (i), does not exceed $80.0 million less the aggregate amount of Asset Sale proceeds applied by the Company and its Restricted Subsidiaries to permanently reduce the availability of revolving credit Indebtedness under the Credit Facility pursuant to the provisions described under the caption "-- Repurchase at the Option of Holders -- Asset Sales;" and (B) up to $45.0 million of the Tranche B Term Loan or a similar facility not to exceed $45.0 million (less the aggregate amount of all repayments (optional or mandatory) of the principal of any term loan pursuant to this clause (i) that has been made by the Company since the Issue Date) for the purpose of financing the Toastmaster Acquisition if such acquisition is consummated by April 30, 1999;

(ii) the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness;

(iii) the incurrence by the Company of Indebtedness represented by the Notes and the incurrence by the Guarantors of Indebtedness represented by the Subsidiary Guarantees;

(iv) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace Indebtedness incurred pursuant to this clause (iv), not to exceed $5.0 million at any time outstanding;

(v) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in respect of Indebtedness that was permitted by the Indenture to be incurred by such entity other than pursuant to clause (i), (vi) and (vii) below;

(vi) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes and the Indenture and (ii)(A) any subsequent event or issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (vi);

(vii) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred in the normal course of business and consistent with past business practices for the purpose of fixing or hedging currency, commodity or interest rate risk (including with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding in connection with the conduct of their respective businesses and not for speculative purposes);

(viii) the guarantee by the Company of Indebtedness of any of the Guarantors or the Guarantee by any of the Guarantors of Indebtedness of the Company, in each case that was permitted to be incurred by another provision of this covenant "-- Incurrence of Indebtedness and Issuance of Preferred Stock";

(ix) the incurrence by a Restricted Subsidiary that is a Foreign Subsidiary of Non-Recourse Debt in an amount not to exceed 75% of the net book value of the non-Affiliate accounts receivable of such Restricted Foreign Subsidiary determined in accordance with GAAP;

(x) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company that was not permitted by this clause (x);

(xi) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements of the Company or a Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of the Company, other than the guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Restricted Subsidiary for the purpose of financing such acquisition; provided that (A) such Indebtedness is not reflected on the balance sheet of the Company or any Subsidiary of the Company (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (A)) and (B) the maximum assumable liability in respect of all such Indebtedness with respect to such disposition shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition; and

(xii) the incurrence by the Company or any of its Restricted Subsidiaries that are Guarantors of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (xii), not to exceed $10.0 million, provided that up to $5.0 million of such $10.0 million may be incurred by any of the Company's Foreign Restricted Subsidiaries that are not Guarantors.

     For purposes of determining compliance with this covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xii) above as of the date of incurrence thereof or is entitled to be incurred pursuant to the first paragraph of this covenant as of the date of incurrence thereof, the Company shall, in its sole discretion, classify such item of Indebtedness as of the date of incurrence thereof in any manner that complies with this covenant and such item of Indebtedness shall be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. (Section 4.9)

  Liens

     The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness, Attributable Debt, or trade payables (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien; provided that in any case involving a Lien securing indebtedness subordinated to the Notes, such Lien is subordinated to the Lien securing the Notes to the same extent that such subordinated indebtedness is subordinated to the Notes. (Section 4.12)

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (i)(x) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (y) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the Issue Date, (b) the Credit Facility as in effect as of the Issue Date, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the Credit Facility as in effect on the Issue Date, (c) the Indenture and the Notes, (d) applicable law, (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (f) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, or (h) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced. (Section 4.8)

  Guarantees by Restricted Subsidiaries

     The Indenture will provide that the Company will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee, assume or in any other manner become liable for the payment of any Indebtedness of the Company unless: (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for a Guarantee of payment of the Notes by such Restricted Subsidiary, which Guarantee shall be (x) in the case of Indebtedness that is subordinated to the Notes, senior to such Restricted Subsidiary's Guarantee of or pledge to secure such other Indebtedness, (y) in the case of Indebtedness that is pari passu with the Notes, pari passu with such Restricted Subsidiary's Guarantee of or pledge to secure such other Indebtedness, and (z) in the case of Indebtedness that is Senior Debt, subordinated to the Guarantee of such Senior Debt to the same extent as the Notes are subordinated to such other Senior Debt, and (ii) such Restricted Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee until the Notes have been paid in full. (Section 4.17)

  Merger, Consolidation, or Sale of Assets

     The Company will not, directly or indirectly, consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes, the Registration Rights Agreement and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately before and after such transaction no Default or Event of Default shall have occurred;
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

and (iv) except in the case of a merger of the Company with or into a wholly owned Restricted Subsidiary of the Company, the Company or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made will, immediately after such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock." The Indenture will also provide that the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. (Section 5.1)

  Transactions with Affiliates

     The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate of any such Person (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of its Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of its Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $3.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an investment banking firm (or, if an investment banking firm is generally not qualified to give such an opinion, by an appraisal firm) of national standing; provided that none of the following shall be deemed to be Affiliate Transactions: (1) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, as the case may be, (2) transactions between or among the Company and/or its Restricted Subsidiaries on terms that are no less favorable to the Company and/or such Subsidiary than those that would have been obtained in a comparable transaction by the Company and/or such Subsidiary with an unrelated Person, (3) any sale or other issuance of Equity Interests (other than Disqualified Stock) of the Company, (4) Restricted Payments that are permitted by the covenant described above under the caption "-- Restricted Payments," (5) fees and compensation paid to members of the Board of Directors of the Company and of its Restricted Subsidiaries in their capacity as such, to the extent such fees and compensation are reasonable, customary and consistent with past practices, (6) advances to employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business and consistent with past practices, (7) fees payable to Markpeak Ltd. in the ordinary course of business and consistent with past practices, and (8) fees and compensation paid to, and indemnity provided on behalf of, officers, directors or employees of the Company or any of its Restricted Subsidiaries, as determined by the Board of Directors of the Company or of any such Restricted Subsidiary, to the extent such fees and compensation are reasonable, customary and consistent with past practices. (Section 4.11)

  Sale and Leaseback Transactions

     The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company may enter into a sale and leaseback transaction if (i) the Company could have incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and

Issuance of Preferred Stock" and (ii) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors and set forth in an Officer's Certificate delivered to the Trustee) of the property that is the subject of such sale and leaseback transaction and (iii) the transfer of assets in such sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption "Repurchase at the Option of Holders -- Asset Sales." (Section 4.19)

  No Senior Subordinated Debt

     The Indenture will provide that, notwithstanding any other provision thereof, the Company will not incur, create, issue, assume, guarantee or otherwise become liable, directly or indirectly, for any Indebtedness (including Acquired Debt) that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes. (Section 4.16)

  Business Activities

     The Company will not, and the Company will not permit any of its Restricted Subsidiaries to, directly or indirectly, engage in any line of business other than a Permitted Business, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole. (Section 4.13)

  Payments for Consent

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement. (Section 4.18)

  Reports

     The Indenture will provide that whether or not the Company is required by the rules and regulations of the Commission, so long as any Notes are outstanding and irrespective of whether the Exchange Offer Registration Statement or the Shelf Registration Statement has been declared effective by the Commission, the Company will furnish to each of the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such financial information, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and any consolidated Restricted Subsidiaries and, with respect to the annual information only, reports thereon by the Company's independent public accountants (which shall be firm(s) of established national reputation) and (ii) all information that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. All such information and reports shall be filed with the Commission on or prior to the dates on which such filings would have been required to be made had the Company been subject to the rules and regulations of the Commission. In addition, whether or not required by the rules and regulations of the Commission, the Company shall file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission=s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. For so long as any Notes remain outstanding, the Company and the Guarantors shall furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. (Section 4.3)

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

EVENTS OF DEFAULT AND REMEDIES

     The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the caption "-- Merger, Consolidation, or Sale of Assets"; (iv) failure by the Company or any of its Restricted Subsidiaries for 30 days after notice from the Trustee or Holders of 25% in aggregate principal amount of the Notes then outstanding to comply with the provisions described under the captions "Repurchase at the Option of Holders -- Asset Sales,"
"-- Restricted Payments," "-- Incurrence of Indebtedness and Issuance of Preferred Stock" or "Repurchase at the Option of Holders -- Change of Control";
(v) failure by the Company or any of its Restricted Subsidiaries for 60 days after notice from the Trustee or Holders of 25% in aggregate principal amount of the Notes then outstanding to comply with any of its other agreements in the Indenture or the Notes; (vi) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates without duplication $2.5 million or more; (vii) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $2.5 million (excluding amounts covered by insurance), which judgments are not paid, discharged or stayed for a period of 60 days and (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries. (Section 6.1)

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Restricted Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest. (Section 6.2)

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to December 15, 2002 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to December 15, 2002, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes. (Section 6.5)
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

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy. (Section 13.7)

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes. (Section 8.1)

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that, subject to customary assumptions and exclusions, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that, subject to customary assumptions and exclusions, all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with. (Section 8.2)

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed. (Section 2.6)

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes). (Section 9.2)

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption
"-- Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "-- Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions of Article 10 of the Indenture (which relate to subordination) will require the consent of the Holders of at least 75% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of Holders of Notes. Without the consent of at least 75% in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes), no waiver or
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

amendment to the Indenture may make any change in the provisions described above under the captions "-- Repurchase at the Option of Holders -- Change of Control," and "-- Repurchase at the Option of Holders -- Asset Sales" that adversely affect the rights of any Holder of Notes.

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense. (Section 7.1)

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

     The Company and the Initial Purchaser have entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company has agreed to file with the Commission the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the New Notes. Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the Holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for New Notes. If (i) the Company is not required to file the Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any Holder of Transfer Restricted Securities notifies the Company prior to the 20th day following consummation of the Exchange Offer that (A) it is prohibited by law or Commission policy from participating in the Exchange Offer or (B) that it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (C) that it is a broker-dealer and owns Notes acquired directly from the Company or an affiliate of the Company, the Company will file with the Commission a Shelf Registration Statement to cover resales of the Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission. For purposes of the foregoing, "Transfer Restricted Securities" means each Note until (i) the date on which such Note has been exchanged by a person other than a broker-dealer for a New Note in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of a Note for a New Note, the date on which such New Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement,
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

(iii) the date on which such Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Note is distributed to the public pursuant to Rule 144 under the Act.

     The Registration Rights Agreement provides that (i) the Company will file an Exchange Offer Registration Statement with the Commission on or prior to 60 days after the Closing Date, (ii) the Company will use its best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 120 days after the Closing Date, (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will commence the Exchange Offer and use its best efforts to issue on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, New Notes in exchange for all Notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the Shelf Registration Statement, the Company will use its best efforts to file the Shelf Registration Statement with the Commission on or prior to 60 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the Commission on or prior to 120 days after such obligation arises. If (a) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), or (c) the Company fails to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the Company will pay Liquidated Damages to each Holder of Notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Notes held by such Holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.50 per week per $1,000 principal amount of Notes. All accrued Liquidated Damages will be paid by the Company on each damages payment date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt"   means, with respect to any specified Person, (i)
Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate"   of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.
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

     "Asset Sale"   means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the covenants described above under the captions "-- Repurchase at the Option of Holders -- Change of Control" and "-- Certain Covenants-- Merger, Consolidation, or Sale of Assets" and not by the provisions of the covenant described above under the caption "-- Repurchase at the Option of Holders -- Asset Sales"), and (ii) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any the Company's Restricted Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $1.0 million or (b) for Net Proceeds in excess of $1.0 million. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Restricted Subsidiary of the Company or by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary of the Company, (ii) an issuance or sale of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary of the Company that is a Guarantor, (iii) a Restricted Payment that is permitted by the covenant described above under the caption "-- Restricted Payments" and (iv) a disposition of inventory in the ordinary course of business will not be deemed to be Asset Sales.

     "Attributable Debt"   in respect of a sale and leaseback transaction means,
at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

     "Board of Directors"   means the Board of Directors of the Company or any
committee thereof duly authorized to act on behalf of such Board of Directors.

     "Capital Lease Obligation"   means, at the time any determination thereof
is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock"   means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participation, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents"   means (i) United States dollars, (ii) securities
issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of not more than one year from the date of acquisition, bankers' acceptances with maturities of not more than one year from the date of acquisition and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million and a Thompson Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or one of the two highest ratings from Standard & Poor's with maturities of not more than six months from the date of acquisition and
(vi) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (i) -- (v) of this definition.

     "Change of Control"   means the occurrence of any of the following: (i) the
sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) (other
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

than persons who are, or groups of persons who are, made up entirely of Principals or their Related Parties); (ii) the adoption of a plan relating to the liquidation or dissolution of the Company; (iii) the consummation of any transaction or series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Principals and their Related Parties, becomes the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 30% of the total Voting Stock of the Company (measured by voting power rather than number of shares); provided that the Principals and their Related Parties beneficially own (as defined in this clause (iii)) directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise, to elect or designate for election a majority of the Board of Directors of the Company; (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or (v) the Company consolidates with, or merges with or into, any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

     "Commission"  means the Securities and Exchange Commission.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation and amortization were deducted in computing such Consolidated Net Income, minus (v) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries (for such period, on a consolidated basis, determined in accordance with GAAP); provided that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary,
(ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iv) the cumulative effect of a change in accounting principles shall be excluded and (v) the Net Income (but not loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the Company or one of its Subsidiaries.

     "Credit Facilities" means, with respect to the Company, one or more debt facilities (including, without limitation, the New Credit Agreement) or commercial paper facility with banks or other institutional lenders providing for revolving credit loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

     "Default" means any event that is or with the passage of time or the giving of notice (or both) would be an Event of Default.

     "Designated Senior Debt" means (i) any Indebtedness outstanding under the New Credit Agreement and (ii) any other Senior Debt permitted hereunder the principal amount of which is $25.0 million or more and that has been designated by the Company as "Designated Senior Debt."

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature, except to the extent that such Capital Stock is solely redeemable with, or solely exchangeable for, any Capital Stock of such Person that is not Disqualified Stock.

     "Domestic Subsidiary" means a Subsidiary that is (i) formed under the laws of the United States of America or a state or territory thereof or (ii) as of the date of determination, treated as a domestic entity or a partnership or a division of a domestic entity for United States federal income tax purposes.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Existing Indebtedness" means up to $15.0 million in aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the New Credit Agreement and the Notes) in existence on the Issue Date, until such amounts are repaid.

     "Financing" means the Offering of the Notes in an aggregate principal amount of $125.0 million and the application of the proceeds of the Offering to
(i) repay approximately $110.0 million of outstanding Indebtedness under the New Credit Agreement and (ii) pay certain fees and expenses incurred in connection with the Offering.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), (ii) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period, (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock), times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than working capital borrowings represented by revolving credit Indebtedness under any Credit Facility) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above,
(i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and
(iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

     "Foreign Subsidiary" means any Subsidiary of the Company that is not a Domestic Subsidiary.

     "GAAP" means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the statements and pronouncements of the Financial Accounting Standards Board and such other statements by such other entities (including the Commission) as have been accepted by a significant segment of the accounting profession, which are applicable at the Issue Date.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantor" means Home Creations Direct Ltd., a Delaware corporation, and any other Subsidiary that becomes a party to a Subsidiary Guarantee pursuant to the Indenture.

     "Hedging Obligations" means, with respect to any Person, the net payment Obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements in the ordinary course of business and pursuant to past practices designed to protect such Person against fluctuations in commodity prices, interest rates or currency exchange rates.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person, and any liability, whether or not contingent, whether or not it appears on the balance sheet of such Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees of Indebtedness or other Obligations), advances of assets or capital contributions (excluding commission, travel and entertainment, moving, and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any of its Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a direct or indirect Restricted Subsidiary of the Company, the Company or such Restricted Subsidiary, as the case may be, shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the third paragraph of the covenant described above under the caption "-- Restricted Payments."

     "Issue Date"  means the date on which the Notes were originally issued.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in any asset and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds or Cash Equivalents received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (a) all costs relating to such Asset Sale (including, without limitation, legal, accounting, investment banking and brokers fees, and sales and underwriting commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), (b) amounts required to be applied to repayment of Indebtedness (other than Indebtedness under any Credit Facility) secured by a Lien on the asset or assets that were the subject of such Asset Sale and (c) and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "New Credit Agreement" means that certain Credit Agreement, dated as of July 27, 1998, by and among the Company, the several Lenders from time to time parties thereto, Lehman Brothers Inc., as Arranger, Lehman Commercial Paper Inc., as Syndication Agent and Lehman Commercial Paper Inc., as Administrative Agent, providing for up to $125.0 million of borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, restated, modified, renewed, refunded, replaced or refinanced from time to time (whether with the original agents and lenders or other agents and lenders).

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise) or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than the Notes being offered hereby) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and
(iii) as to which the lenders have been notified in writing that they will not have any recourse against any of the assets or stock of the Company or any of its Restricted Subsidiaries.

     "Obligations" means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or its Restricted Subsidiaries whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages (including Liquidated Damages, if any), guarantees and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereof.

     "Permitted Business" means the lines of business conducted by the Company and its Restricted Subsidiaries on the date hereof and businesses reasonably related thereto.

     "Permitted Investments" means (a) any Investment in the Company or in a Restricted Subsidiary of the Company; (b) any Investment in Cash Equivalents;
(c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person engaged in a Permitted Business, if as a result of such Investment (i) such Person becomes a Restricted Subsidiary of the Company or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company; (d) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "-- Repurchase at the Option of Holders -- Asset Sales"; (e) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; (f) other Investments by the Company or any of its Restricted Subsidiaries in any Person having an aggregate fair market value (measured as of the date made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (f) that are at the time outstanding, not to exceed $3.0 million; (g) Investments arising in connection with Hedging Obligations that are incurred in the ordinary course of business consistent with past practices, for the purpose of fixing or hedging currency, commodity or interest rate risk (including with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding) in connection with the conduct of the business of the Company and its Restricted Subsidiaries; and
(h) any Investment existing on the Issue Date and any amendment, modification, restatement, supplement, extension, renewal, refunding, replacement, refinancing, in whole or in part, thereof, provided that the aggregate principal amount of all Investments of the Company pursuant to this clause (h) does not exceed an amount equal to $3.0 million.

     "Permitted Junior Securities" means Equity Interests in the Company or debt securities that are subordinated to all Senior Debt (and any debt securities issued in exchange for Senior Debt) to substantially the same extent as, or to a greater extent than, the Notes are subordinated to Senior Debt pursuant to the Indenture.

     "Permitted Liens" means (i) Liens on assets of the Company or any of its Restricted Subsidiaries to secure Senior Debt permitted by the Indenture to be incurred; (ii) Liens on the assets of the Company or any of its Restricted Subsidiaries to secure Hedging Obligations with respect to Indebtedness under any Credit Facility permitted by the Indenture to be incurred; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (iv) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and only extend to the property so acquired; (v) Liens existing on the Issue Date; (vi) Liens to secure any Permitted Refinancing Indebtedness incurred to refinance any Indebtedness secured by any Lien referred to in the foregoing clauses (i) through (v), as the case may be, at the time the original Lien became a Permitted Lien; (vii) Liens in favor of the Company or any Restricted Subsidiary; (viii) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million in the aggregate at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary; (ix) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, deposits to secure the performance of bids, trade contracts, government contracts, leases or licenses or other obligations of a like nature incurred in the ordinary course of business (including, without limitation, landlord Liens on leased properties);
(x) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently prosecuted, provided that any reserve or other appropriate provision as shall be required to conform with GAAP shall have been made therefor; (xi) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (iv) of the second paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness; (xii) carriers', warehousemen's, mechanics', landlords' materialmen's, repairmen's or other like Liens arising in the ordinary course of business in respect of obligations not overdue for a period in excess of 60 days or which are being contested in good faith by appropriate proceedings promptly instituted and diligently prosecuted; provided that any reserve or other appropriate provision as shall be required to conform with GAAP shall have been made therefor; (xiii) easements, rights-of-way, zoning and similar restrictions and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in any case materially detract from the value of the property subject thereto or do not interfere with or adversely affect in any material respect the ordinary conduct of the business of the Company and its Restricted Subsidiaries taken as a whole;
(xiv) Liens in favor of customs and revenue authorities to secure payment of customs duties in connection with the importation of goods in the ordinary course of business and other similar Liens arising in the ordinary course of business; and (xv) leases or subleases granted to third Persons not interfering with the ordinary course of business of the Company or any of its Restricted Subsidiaries, (xvi) Liens (other than any Lien imposed by ERISA or any rule or regulation promulgated thereunder) incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance, and other types of social security; (xvii) deposits, in an aggregate not to exceed $250,000, made in the ordinary course of business to secure liability to insurance carriers; (xviii) Liens for purchase money obligations (including refinancings thereof permitted under the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock"), provided that (A) the Indebtedness secured by any such Lien is permitted under the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock" and (B) any such Lien encumbers only the asset so purchased; (xix) any attachment or judgment Lien not constituting an Event of Default under clause (i) of the first paragraph of the section described above under the caption "Events of Default and Remedies"; (xx) any interest or title of a lessor or sublessor under any operating lease; and (xxi) Liens under licensing agreements for use of Intellectual Property entered into in the ordinary course of business.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued and unpaid interest on, any Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu with the Notes, such Permitted Refinancing Indebtedness is pari passu with or subordinated in right of payment to the Notes or is Disqualified Stock; (iv) such Permitted Refinancing Indebtedness is recourse to the same extent as the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (v) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (vi) such Indebtedness is incurred either by the Company or a Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Principals" means Centre Capital Investors II, L.P., Centre Capital Tax-Exempt Investors II, L.P., Centre Capital Offshore Investors II, L.P., The State Board of Administration of Florida, Centre Parallel Management Partners, L.P., Centre Partners Coinvestment, L.P. and David C. Sabin, Leonhard Dreimann and William B. Rue.

     "Public Equity Offering" means any underwritten primary public offering of the Common Stock or other Voting Stock of the Company pursuant to an effective registration statement (other than a registration statement on Form S-4, Form S-8, or any successor or similar form) under the Securities Act.

     "Recapitalization" means, collectively, (i) the repurchase by the Company of 6,535,072 shares of the Company's common stock owned by Windmere pursuant to a stock purchase agreement by and among the Company, Windmere and certain executive officers of the Company dated as of July 28, 1998 (the "Stock Purchase Agreement"), (ii) the repurchase by the Company of Windmere's option to purchase 458,500 shares of the Company's common stock pursuant to the Stock Purchase Agreement, (iii) the issuance of $40.0 million in convertible preferred stock of the Company pursuant to a preferred stock purchase agreement between the Company and certain affiliates of Centre Partners Management LLC and (iv) the borrowings under the New Credit Agreement.

     "Related Party" with respect to any Principal means (i) any controlling stockholder, 50% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Principal or (ii) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a more than 50% controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (i).

     "Representative" means the administrative agent under the New Credit Agreement or its successor thereunder.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary; provided that, on the Issue Date, both Subsidiaries of the Company shall be Restricted Subsidiaries of the Company.

     "Senior Debt" means (i) all Indebtedness outstanding under the Credit Facility permitted under clause (i) of the second paragraph of the covenant described above under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock," (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes and
(iii) all Obligations with respect to the foregoing. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the Indenture; provided that Indebtedness under the Credit Facility will not cease to be Senior Debt if borrowed (in the case of loans) or issued (in the case of letters of credit) based upon a written certification (which can be included in a borrowing request) from a purported officer of the Company to the effect that such Indebtedness was permitted by the Indenture to be incurred.

     "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the Credit Agreement or other original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or an entity described in clause (i) and related to such Person or (b) the only general partners of which are such Person or of one or more entities described in clause (i) and related to such Person (or any combination thereof).

     "Toastmaster Acquisition" means the acquisition of Toastmaster Inc. by the Company pursuant to the Agreement and Plan of Merger by and among Toastmaster Inc., Columbia Acquisition Corp. and the Company, dated as of August 26, 1998.

     "Unrestricted Subsidiary" means any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

     "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Subsidiary" means a Restricted Subsidiary, 100% of the outstanding Capital Stock and other Equity Interests of which is directly or indirectly owned by the Company.

     "Windmere"  means Windmere-Durable Holdings, Inc., a Florida corporation.

     "Windmere Note" means that certain subordinated promissory note in the amount of $15.0 million payable by the Company to Windmere.

BOOK-ENTRY DELIVERY AND FORM

     The certificates representing the Notes will be issued in fully registered form, without coupons. Except as described in the next paragraph, the Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co., as DTC's nominee in the form of a global Note certificate (the "Global Certificate") or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between DTC and the Trustee.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales. In addition, the Company agreed that it would not for a period of 120 days from December 16, 1998, the date of the Offering Memorandum distributed in connection with the sale of the Old Notes, directly or indirectly offer, sell, grant any options to purchase or otherwise dispose of any debt securities other than in connection with this Exchange Offer.

     The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     We have been advised by Lehman Brothers, the Initial Purchaser of the Old Notes, that following completion of the Exchange Offer they intend to make a market in the New Notes to be issued in the Exchange Offer; however, it is under no obligation to do so and any market activities with respect to the New Notes may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the New Notes offered hereby will be passed upon for the Company by Sonnenschein Nath & Rosenthal, Chicago, Illinois.

                                    EXPERTS

     The financial statements as of June 27, 1998 and June 28, 1997 and for each of the three years in the period ended June 27, 1998 included in this prospectus and the related financial statement schedules incorporated by reference in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and incorporated by reference in the registration statement, and have been so included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Toastmaster as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, included in this Prospectus, have been audited by KPMG LLP, independent auditors, as set forth in their report appearing elsewhere herein.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
SALTON
YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996
Independent Auditors' Report................................     F-2
Consolidated Balance Sheets as of June 27, 1998 and June 28,
  1997......................................................     F-3
Consolidated Statements of Earnings for the Years ended June
  27, 1998, June 28, 1997, and June 29, 1996................     F-4
Consolidated Statements of Stockholders' Equity for the
  Years ended June 27, 1998, June 28, 1997, and June 29,
  1996......................................................     F-5
Consolidated Statements of Cash Flows for the Years ended
  June 27, 1998, June 28, 1997, and June 29, 1996...........     F-6
Notes to Consolidated Financial Statements..................     F-7
THIRTEEN WEEKS ENDED SEPTEMBER 26, 1998 AND SEPTEMBER 27,
  1997
Consolidated Balance Sheets at September 26, 1998
  (Unaudited) and June 27, 1998.............................    F-20
Consolidated Statements of Earnings for the Thirteen Weeks
  ended September 26, 1998 and September 27, 1997
  (Unaudited)...............................................    F-21
Consolidated Statements of Cash Flows for the Thirteen Weeks
  ended September 26, 1998 and September 27, 1997
  (Unaudited)...............................................    F-22
Notes to Consolidated Financial Statements (Unaudited)......    F-23
TOASTMASTER
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
Independent Auditors' Report................................    F-26
Consolidated Balance Sheets as of December 31, 1997 and
  1996......................................................    F-27
Consolidated Statements of Operations for the Years ended
  December 31, 1997, 1996 and 1995..........................    F-28
Consolidated Statements of Stockholders' Equity for the
  Years ended December 31, 1997, 1996 and 1995..............    F-29
Consolidated Statements of Cash Flows for the Years ended
  December 31, 1997, 1996 and 1995..........................    F-30
Notes to Financial Statements...............................    F-31
NINE MONTHS ENDED SEPTEMBER 30, 1998 AND DECEMBER 31, 1997
Consolidated Balance Sheets as of September 30, 1998
  (Unaudited), December 31, 1997............................    F-41
Consolidated Statements of Operations for the nine months
  ended September 30, 1998 and 1997 (Unaudited).............    F-42
Consolidated Statements of Cash Flows for the nine months
  ended September 30, 1998 and 1997 (Unaudited).............    F-43
Notes to Consolidated Financial Statements (Unaudited)......    F-44

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Salton/Maxim Housewares, Inc.
Mount Prospect, Illinois

     We have audited the accompanying consolidated balance sheets of Salton/Maxim Housewares, Inc. (the "Company") as of June 27, 1998 and June 28, 1997 and the related consolidated statements of earnings, of stockholders' equity and of cash flows for each of the three years in the period ended June 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Salton/Maxim Housewares, Inc. as of June 27, 1998 and June 28, 1997 and the results of its operations and its cash flows for each of the three years in the period ended June 27, 1998 in conformity with generally accepted accounting principles.

     As described in Note 16 to the consolidated financial statements, subsequent to June 27, 1998, the Company entered into a new debt agreement, issued preferred shares, repurchased approximately 50% of its outstanding common shares, and entered into a definitive merger agreement for the acquisition of Toastmaster Inc.

Deloitte & Touche LLP

September 3, 1998
Chicago, Illinois

                         SALTON/MAXIM HOUSEWARES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                  JUNE 27,        JUNE 28,
                                                                    1998            1997
                                                                ------------    ------------
ASSETS
Current assets:
  Cash......................................................    $    661,214    $  2,612,871
  Accounts receivable, less allowance:
     1998 -- $3,000,000; 1997 -- $2,400,000.................      43,224,852      25,646,677
  Inventories...............................................      76,505,088      41,967,801
  Prepaid expenses and other current assets.................       2,940,624       3,717,062
  Federal income taxes refundable...........................                       1,105,336
  Deferred income taxes.....................................       4,605,222       1,734,414
                                                                ------------    ------------
          Total current assets..............................     127,937,000      76,784,161
Property, plant and equipment:
  Molds and tooling.........................................      16,787,126      14,827,525
  Warehouse equipment.......................................         452,715         380,487
  Office furniture and equipment............................       5,341,755       3,792,035
                                                                ------------    ------------
                                                                  22,581,596      19,000,047
  Less accumulated depreciation.............................     (14,266,296)    (10,684,016)
                                                                ------------    ------------
                                                                   8,315,300       8,316,031
Intangibles, net of accumulated amortization................       5,145,000       4,880,006
Non-current deferred income taxes...........................                         205,580
Investment in Windmere common stock.........................                      12,156,820
                                                                ------------    ------------
     Total assets...........................................    $141,397,300    $102,342,598
                                                                ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Revolving line of credit..................................    $ 50,475,078    $ 37,977,230
  Accounts payable..........................................      18,960,008      17,361,238
  Accrued expenses..........................................       7,234,506       2,856,512
  Income taxes payable......................................       6,499,342          93,085
  Current portion-Subordinated Debt.........................                         500,000
                                                                ------------    ------------
     Total current liabilities..............................      83,168,934      58,788,065
Non-current deferred income taxes...........................         517,000
Due to Windmere.............................................                       4,932,730
                                                                ------------    ------------
     Total liabilities......................................      83,685,934      63,720,795
Stockholders' equity:
  Preferred stock, $.01 par value; authorized, 2,000,000
     shares, no shares issued
  Common Stock, $.01 par value; authorized, 20,000,000
     shares; shares issued and outstanding:
     1998 -- 13,099,644; 1997 -- 13,029,144.................         130,996         130,291
  Unrealized gains on securities available for sale.........                       1,337,250
  Additional paid-in capital................................      53,480,678      53,035,981
  Less note receivable from stock issuance..................     (10,847,620)    (10,847,620)
  Retained earnings (Deficit)...............................      14,947,312      (5,034,099)
                                                                ------------    ------------
     Total stockholders' equity.............................      57,711,366      38,621,803
                                                                ------------    ------------
Total liabilities and stockholders' equity..................    $141,397,300    $102,342,598
                                                                ============    ============

                See Notes to Consolidated Financial Statements.

                         SALTON/MAXIM HOUSEWARES, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS
          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

                                                           1998              1997             1996
                                                       ------------      ------------      -----------
Net sales........................................      $305,598,750      $182,806,323      $99,202,415
Cost of goods sold...............................       179,375,466       121,590,232       66,923,141
Distribution expenses............................        12,327,187         7,808,631        5,856,477
                                                       ------------      ------------      -----------
Gross profit.....................................       113,896,097        53,407,460       26,422,797
Selling, general and administrative expenses.....        84,216,473        42,944,341       21,342,872
                                                       ------------      ------------      -----------
Operating income.................................        29,679,624        10,463,119        5,079,925
Interest expense, net............................        (5,333,109)       (4,063,197)      (3,934,325)
Costs associated with refinancing................        (1,132,814)
Realized gain on marketable securities...........         8,972,488
                                                       ------------      ------------      -----------
Income before income taxes.......................        32,186,189         6,399,922        1,145,600
Income tax expense (benefit).....................        12,204,778         2,000,764       (3,449,884)
                                                       ------------      ------------      -----------
Net income.......................................      $ 19,981,411      $  4,399,158      $ 4,595,484
                                                       ============      ============      ===========
Weighted average common shares outstanding.......        13,062,465        12,840,279        6,508,572
Weighted average common and common equivalent
  shares outstanding.............................        13,506,263        13,082,254        6,628,236
Net income per common share: Basic...............      $       1.53      $       0.34      $      0.71
Net income per common share: Diluted.............      $       1.48      $       0.34      $      0.69

                See Notes To Consolidated Financial Statements.

                         SALTON/MAXIM HOUSEWARES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

                                                     UNREALIZED
                                                      GAINS ON                   LESS NOTE
                                                     SECURITIES   ADDITIONAL     RECEIVABLE      RETAINED         TOTAL
                                           COMMON     HELD FOR      PAID IN      FROM SALES      EARNINGS     STOCKHOLDERS'
                               SHARES      STOCK        SALE        CAPITAL       OF STOCK      (DEFICIT)        EQUITY
                             ----------   --------   ----------   -----------   ------------   ------------   -------------
BALANCE, July 1, 1995......   6,508,572   $ 65,086                $29,292,946                  $(14,028,741)   $15,329,291
  Net income for fiscal
    1996...................                                                                       4,595,484      4,595,484
                             ----------   --------   ----------   -----------   ------------   ------------    -----------
BALANCE, June 29, 1996.....   6,508,572     65,086                 29,292,946                    (9,433,257)    19,924,775
  Issuance of common
    stock..................   6,508,572     65,085                 23,650,352   $(10,847,620)                   12,867,817
  Issuance of warrants.....                                            82,303                                       82,303
  Unrealized gains on
    securities available
    for sale...............                          $1,337,250                                                  1,337,250
  Employee stock option
    shares exercised.......      12,000        120                     10,380                                       10,500
  Net income fiscal
    1997...................                                                                       4,399,158      4,399,158
                             ----------   --------   ----------   -----------   ------------   ------------    -----------
BALANCE, June 28, 1997.....  13,029,144    130,291    1,337,250    53,035,981    (10,847,620)    (5,034,099)    38,621,803
Issuance of common stock,
  net of issuance costs....      25,000        250                    300,531                                      300,781
Sale of securities.........                          (1,337,250)                                                (1,337,250)
Stock option shares
  exercised................      45,500        455                    144,166                                      144,621
  Net income fiscal
    1998...................                                                                      19,981,411     19,981,411
                             ----------   --------   ----------   -----------   ------------   ------------    -----------
BALANCE, June 27, 1998.....  13,099,644   $130,996                $53,480,678   $(10,847,620)  $ 14,947,312    $57,711,366
                             ==========   ========   ==========   ===========   ============   ============    ===========

                See Notes to Consolidated Financial Statements.

                         SALTON/MAXIM HOUSEWARES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

                                                              1998           1997          1996
                                                          ------------   ------------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..............................................  $ 19,981,411   $  4,399,158   $ 4,595,484
Adjustments to reconcile net income to net cash (used
  in) operating activities:
  Gain on sale of marketable securities.................    (8,972,488)
  Deferred income taxes.................................    (1,428,170)       822,332    (3,482,384)
  Depreciation and amortization.........................     4,300,647      3,136,060     2,195,510
Changes in assets and liabilities, net of acquisition:
  Accounts receivable...................................   (17,578,175)    (9,776,051)   (2,395,175)
  Inventories...........................................   (34,537,287)   (13,679,836)   (8,847,133)
  Prepaid expenses and other current assets.............       776,438     (1,783,056)     (892,342)
  Federal income tax refund.............................     1,105,336     (1,105,336)
  Accounts payable......................................     1,598,770      7,304,043     4,650,026
  Taxes payable.........................................     6,406,257         81,085        22,500
  Accrued expenses......................................     3,245,180      1,635,729       582,921
                                                          ------------   ------------   -----------
          Net cash used in operating activities.........   (25,102,081)    (8,965,872)   (3,570,593)
                                                          ------------   ------------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures....................................    (4,564,910)    (4,608,389)   (4,279,838)
Proceeds from the sale of marketable securities.........    19,072,000
Block acquisition and related payments..................                   (1,739,280)           --
                                                          ------------   ------------   -----------
          Net cash provided by (used in) investing
            activities..................................    14,507,090     (6,347,669)   (4,279,838)
                                                          ------------   ------------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from revolving line of credit..............    12,497,848     13,881,848     6,234,938
(Repayment) proceeds from subordinated debt and due to
  Windmere..............................................    (5,432,730)     4,515,731     2,670,955
Offering costs associated with stock issue..............                     (485,650)
Common stock issued.....................................       445,402         10,500
Payment for product line acquisitions...................                                   (814,939)
Financing costs.........................................     1,132,814                     (242,389)
                                                          ------------   ------------   -----------
          Net cash provided by financing activities.....     8,643,334     17,922,429     7,848,565
                                                          ------------   ------------   -----------
Net (decrease) increase in cash.........................    (1,951,657)     2,608,888        (1,866)
Cash -- Beginning of year...............................     2,612,871          3,983         5,849
                                                          ------------   ------------   -----------
Cash -- End of year.....................................  $    661,214   $  2,612,871   $     3,983
                                                          ============   ============   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
     Interest...........................................  $  5,893,266   $  3,939,322   $ 3,510,123
     Income taxes.......................................  $  5,798,521   $  1,697,500   $    10,000

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     During fiscal 1997, a long-term debt obligation of $3,254,286 was canceled by the consummation of a transaction with Windmere-Durable Holdings, Inc.("Windmere"). In addition, the Company received a $10,847,620 note receivable and 748,112 shares of Windmere common stock in exchange for 6,508,572 newly issued shares of common stock of the Company.

                See Notes to Consolidated Financial Statements.

                         SALTON/MAXIM HOUSEWARES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     Salton/Maxim Housewares, Inc.("SMHI") and its subsidiaries ("Salton" or the "Company") is a leading marketer of a broad range of kitchen and home appliances, personal and beauty care appliances and decorative quartz wall and alarm clocks under the brand names of Salton(R), Maxim(R), Breadman(R), Juiceman(R), Salton Creations(R), Salton Time(R), White-Westinghouse(R) and Farberware(R). The Company also designs and markets a broad range of tabletop products, including china, crystal and glassware, under the brand names Block(R)China, Atlantis(R)Crystal and Gear.(R)

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of SMHI and its subsidiaries, Home Creations Direct, Ltd. and Salton Hong Kong, Ltd. Salton Hong Kong, Ltd. is a foreign corporation which was organized under the laws of Hong Kong in fiscal year 1997. Intercompany balances and transactions are eliminated in consolidation.

     USE OF ESTIMATES -- In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, reserve for returns and allowances, and depreciation and amortization, among others.

     ACCOUNTING PERIOD -- The Company's fiscal year ends on the Saturday closest to June 30. The fiscal years ended June 27, 1998, June 28, 1997 and June 29, 1996 each consisted of 52 weeks.

     INVENTORIES -- Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out basis.

     PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are stated at cost. Expenditures for maintenance costs and repairs are charged against income. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets, not to exceed 5 years. For tax purposes, assets are depreciated using accelerated methods.

     INTANGIBLE ASSETS -- Intangible assets, which are amortized over their estimated useful lives, consist of:

                                                     USEFUL LIFE       JUNE 27,        JUNE 28,
                                                     (IN YEARS)          1998            1997
                                                     -----------      ----------      ----------
Goodwill.......................................         10-40         $2,116,773      $1,926,454
Financing and organization costs...............           2-5            109,231         171,778
Patents and trademarks.........................          5-20          2,918,996       2,781,774
                                                                      ----------      ----------
Intangible assets, net.........................                       $5,145,000      $4,880,006
                                                                      ==========      ==========

     Accumulated amortization of intangible assets was $4,722,608 at June 27, 1998, and $3,770,866 at June 28, 1997.

     LONG-LIVED ASSETS -- Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to estimated recoverable value.

     REVENUE RECOGNITION -- The Company recognizes revenues when goods are shipped to its customers.

     DISTRIBUTION EXPENSES -- Distribution expenses consist primarily of freight, warehousing, and handling costs of products sold.

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

     ADVERTISING -- The Company sponsors various programs under which it participates in the cost of advertising and other promotional efforts for Company products undertaken by its retail customers. Advertising and promotion costs associated with these programs are recognized in the period in which the advertising or other promotion by the retailer occurs.

     The Company's tradenames and, in some instances, specific products, also are promoted from time to time through direct marketing channels, primarily television. Advertising and promotion costs are expensed in the period in which direct customer response occurs.

     INCOME TAXES -- The Company accounts for income taxes using the asset and liability approach. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, management does not expect to be realized.

     NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE -- The Company adopted Statement of Financial Accounting Standards No. 128-Earnings per Share (SFAS
128) in fiscal 1998. Basic net income per common share is computed based upon the weighted average number of common shares outstanding. Diluted net income per common share is computed based upon the weighted average number of common shares outstanding, adjusted for dilutive common stock equivalents applying the treasury stock method. All earnings per share data presented in these financial statements have been restated to conform with SFAS 128.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- The carrying values of financial instruments included in current assets and liabilities approximate fair values due to the short-term maturities of these instruments. During fiscal 1997, the investment in Windmere common stock was accounted for as "available for sale' and was carried at fair value. The stock was sold during fiscal 1998. See note 2 "Windmere Transaction."

     ACCOUNTING PRONOUNCEMENTS -- The Company adopted Statement of Financial Accounting Standards No. 128-Earnings per Share in Fiscal 1998. In June 1997, the FASB issued Statement of Financial Accounting Standard No. 130 (SFAS 130), "Reporting Comprehensive Income," No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information," No. 132 (SFAS 132), "Employer's Disclosures about Pensions and other Post Retirement Benefits which Revises Current Disclosure Requirements for Employers' Pensions and other Retiree Benefits" and No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." These statements are effective for fiscal years commencing after December 15, 1997. The Company will be required to comply with the provisions of these statements in fiscal 1999 or, with respect to SFAS 133, in fiscal 2000. The Company has not assessed the effect that these new standards will have on its consolidated financial statements.

2.  WINDMERE TRANSACTION

     On July 11, 1996, the Company consummated a transaction (the "Windmere Transaction") with Windmere-Durable Holdings, Inc. ("Windmere"), pursuant to a Stock Purchase Agreement dated February 27, 1996, as amended (the "Stock Purchase Agreement"). Windmere is a corporation engaged principally in manufacturing and distributing a wide variety of personal care products and household appliances. Pursuant to the Stock Purchase Agreement, Windmere purchased from the Company 6,508,572 newly issued shares of Common Stock (the "Purchase"), which represented 50% of the outstanding shares of Common Stock of the Company on February 27, 1996 after giving effect to the Purchase. As consideration for the purchase, Windmere paid the Company: (i) $3,254,286 in cancellation of a loan, as described below; (ii) a subordinated promissory note in the aggregate principal amount of $10,847,620 (the "Note"), which Note is payable July 11, 2001, bears interest at 8%, payable quarterly, and is secured by certain assets of Windmere and its domestic subsidiaries and guaranteed by such domestic subsidiaries; and (iii) 748,112 shares of Windmere's common stock. Windmere's common stock

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

is traded on the New York Stock Exchange. A portion of the consideration for the Purchase was paid by the cancellation of the Company's obligation to repay a loan in the principal amount of $3,254,286 which Windmere had made to the Company in April 1996. Windmere was also granted an option to purchase up to 485,000 shares of Common Stock at $4.83 per share, which option was exercisable only if and to the extent that options to purchase shares of Common Stock which were outstanding on February 27, 1996 were exercised. Accordingly, Windmere exercised options to purchase 26,500 shares of Common Stock during 1998.

     During fiscal 1998 the Company sold 748,112 shares of Windmere's common stock, realizing a gain of $8,972,488.

     Subsequent to year-end the Company repurchased its common shares held by Windmere. See note 16 "Subsequent Events."

3.  BLOCK CHINA ACQUISITION

     On July 1, 1996, the Company acquired substantially all of the assets and certain liabilities of Block China Corporation, a tabletop product company, in a transaction accounted for as a purchase. The Block China Division of the Company designs and markets tabletop products, including china, crystal and glassware. The consideration paid by the Company consisted of $1,485,000 in cash and a warrant to purchase 25,000 shares of Common Stock with an exercise price of $4.75. The consideration also included an earn-out of up to $500,000 and 150,000 shares of Common Stock based on financial performance over a three-year period of the Division. The operating results of Block China before its acquisition by the Company are not material. During 1998, the Company paid $83,333 and issued 25,000 shares of common stock to Block China under the earn-out.

4.  REVOLVING LINE OF CREDIT AND LETTERS OF CREDIT

     During the 1998 fiscal year, the Company increased its revolving line of credit (the "Facility") with a commercial lender (the "Lender") from $50,000,000 to $75,000,000. Borrowings under this Facility bore interest at 1% over the Lender's established prime rate, payable monthly, and included a provision which provided the Company with the ability to reduce its borrowing rate, based on the London InterBank Offered Rate (LIBOR), on up to 75% of outstanding borrowings. The Facility had an expiration date of September 30, 2000. Under the terms of the Facility, the Company must pay fees and related expenses to the Lender upon early termination. Subsequent to year end, the Company entered into a new credit agreement (the "New Credit Agreement") with an investment banking firm described in note 16 "Subsequent Events." Accordingly, the Company accrued $1,132,814 in termination fees and related expenses.

     The Facility was secured by a first lien on substantially all the Company's assets. Credit availability was based on a formula related to trade accounts receivable, inventories and outstanding letters of credit and it contained restrictive financial covenants, the more significant of which required the Company to maintain specified ratios of total liabilities to net worth, minimum tangible net worth, and minimum earnings before interest, taxes, depreciation and amortization. Other covenants also limited the Company's activities in mergers or acquisitions and sales of substantial assets. Compliance with these covenants effectively restricted the ability of the Company to pay dividends, and also required the Company to apply cash receipts to pay down borrowings under the Facility.

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

     Information regarding short-term borrowings under the Facility is:

                                                               JUNE 27,         JUNE 28,
                                                                 1998             1997
                                                              -----------      -----------
Balance at end of fiscal period...........................    $50,475,078      $37,977,230
Interest rate at end of fiscal period.....................          9.43%            10.5%
Maximum amount outstanding at any month-end...............    $68,521,548      $43,632,702
Average amount outstanding................................    $56,374,193      $35,191,494
Weighted average interest rate during fiscal period.......          9.48%            10.5%
Outstanding letters of credit at end of fiscal period.....    $ 5,566,840      $ 2,915,815

5.  SUBORDINATED DEBT AND DUE TO WINDMERE

SUBORDINATED DEBT

     The Company had 10% subordinated notes payable aggregating $500,000. The notes were repaid in fiscal 1998.

WINDMERE TRANSACTIONS AND DUE TO WINDMERE

     The Company owed Windmere, including Durable Electrical Metal Factory, Ltd., a wholly owned subsidiary of Windmere ("Durable"), approximately $4,838,000 at June 27, 1998, primarily for trade accounts payable and interest.

     The Company had amounts due to Windmere, including Durable, of approximately $9,141,000, including notes payable of $4,932,730 at June 27, 1997. These amounts primarily represented working capital advances by Windmere to the Company to fund the development of the White-Westinghouse(R) and Farberware(R) product lines, as well as interest and trade accounts payable.

     The Company and Windmere entered into a Marketing Cooperation Agreement on July 11, 1996 (the "Marketing Cooperation Agreement"). Pursuant to this agreement, until Windmere's interest in the Company is less than 30% for at least ten consecutive days, each of the Company and Windmere has agreed to participate in a variety of mutually satisfactory marketing cooperation efforts designed to expand the market penetration of each party. Consequently, the Company entered into a letter agreement dated April 30, 1997 (the "Letter Agreement") with Windmere. The Letter Agreement provides that the Company will pay to Windmere a fee in consideration of Windmere's marketing cooperation efforts in connection with the Company's supply contract with Kmart and Windmere's guarantee of the Company's obligations under such contract. See note 16 "Subsequent Events."

6.  CAPITAL STOCK

     The Company has authorized 20,000,000 shares of $.01 par value common stock, at June 27, 1998 there were 13,099,644 shares issued and outstanding. As more fully described in Note 2 "Windmere Transaction" on July 11, 1996, Windmere purchased from the Company 6,508,572 newly issued shares of common stock which represented 50% of the outstanding shares of common stock of the Company. During fiscal 1998, Windmere exercised its option to buy 26,500 shares of Salton common stock.

     The Company has authorized 2,000,000 shares of $.01 par value preferred stock. At June 27, 1998, no shares of preferred stock were issued.

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

     Subsequent to year end, the Company repurchased the 6,535,072 shares of common stock issued to Windmere and issued 40,000 shares of preferred stock as described in note 16 "Subsequent Events."

7.  EARNINGS PER SHARE
(IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                   YEAR ENDED         YEAR ENDED         YEAR ENDED
                                                  JUNE 27, 1998      JUNE 28, 1997      JUNE 29, 1996
                                                  -------------      -------------      -------------
Net Income*...................................       $19,981            $4,399             $4,595
  Average common shares outstanding...........        13,062            12,840              6,509
  Earnings per share-basic....................       $  1.53            $ 0.34             $ 0.71
  Dilutive stock options......................           444               242                119
  Average common and common equivalent shares
     outstanding..............................        13,506            13,082              6,628
  Earnings per share-diluted..................       $  1.48            $ 0.34             $ 0.69

-------------------------

* Net income is the same for purposes of calculating basic and diluted EPS

     Options to purchase 141,440, 130,000 and 130,000 shares of common stock at prices of $12.25, $12.00 and $12.00 per share were outstanding at June 27, 1998, June 28, 1997 and June 29, 1996, respectively, but were not included in the computation of diluted EPS because the options exercise prices were greater than the average market price of the common shares.

8.  PROFIT SHARING PLAN

     The Company has a 401(k) defined contribution plan that covers eligible employees. The employees are eligible for benefits upon completion of a specified number of years of service. Under the terms of the plan the company currently matches a portion of the employee contributions. The Company's discretionary matching contribution is based on a portion of a maximum of 6% of participants' eligible wages, as defined. The Company's matching contributions were approximately $97,000, $69,000, and $66,136 in 1998, 1997, and 1996,
respectively.

9.  STOCK OPTION PLANS

     In October 1995, SFAS No. 123, "Accounting For Stock-Based Compensation," was issued and is effective for financial statements for fiscal years beginning after December 15, 1995. As permitted by the statement, the Company will continue to measure compensation cost for stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees." Accordingly, no compensation cost has been recognized for the Company's fixed stock option plans. Had compensation cost for the Company's stock option plans been determined consistent with the fair value

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

method outlined in SFAS No. 123, the impact on the Company's net income and earnings per common share would have been as follows:

                                                                  1998             1997
                                                               -----------      ----------
Net Income
  As reported............................................      $19,981,411      $4,399,158
  Pro forma..............................................      $18,940,500      $4,192,582
Net income per common share: Basic
  As reported............................................            $1.53           $0.34
  Pro forma..............................................            $1.45           $0.33
Net income per common share: Diluted
  As reported............................................            $1.48           $0.34
  Pro forma..............................................            $1.40           $0.32

     Options to purchase common stock of the Company have been granted to employees under the 1992 and 1995 stock option plans at prices equal to the fair market value of the stock on the dates the options were granted. Options have also been granted to non-employee directors of the company, which are exercisable one year after the date of grant. All options granted expire 10 years from the date of grant.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used during the respective years to estimate the fair value of options granted:

                                                                    1998            1997
                                                                 ----------      ----------
Dividend yield.............................................            0.0%            0.0%
Expected volatility........................................          61.74%          65.96%
Risk-free interest rate....................................           5.38%           6.11%
Expected life of options...................................      7.42 years      7.92 years

     In addition, on July 11, 1996 Windmere was granted an option to purchase up to 485,000 shares of common stock at $4.83 per share. This option is exercisable only if and to the extent that options to purchase shares of common stock which were outstanding on February 27, 1996 are exercised. During fiscal 1998, Windmere exercised their option to purchase 26,500 shares of Salton common stock. Subsequent to year-end, the Company repurchased the remaining options. See note 16 "Subsequent

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

Events." A summary of the Company's fixed stock options for the fiscal years ended June 27, 1998 and June 28, 1997 is as follows:

                                                          1998                        1997
                                                ------------------------    ------------------------
                                                            WEIGHTED-                   WEIGHTED-
                                                SHARES       AVERAGE        SHARES       AVERAGE
                                                (000)     EXERCISE PRICE    (000)     EXERCISE PRICE
                                                ------    --------------    ------    --------------
Outstanding at beginning of year..............    966         $ 4.90          485         $4.83
Granted.......................................    206          10.82          493          4.88
Exercised.....................................    (46)          3.11          (12)          .88
Expired.......................................
Forfeited.....................................
                                                -----         ------         ----         -----
Outstanding at end of year....................  1,126         $ 6.06          966         $4.90
Options exercisable at end of year............  1,118         $ 6.05          958         $4.88
Weighted-average fair value of options granted
  during the year.............................                $ 8.14                      $4.54

     The following information summarizes the stock options outstanding at June 27, 1998:

                                                         OPTIONS OUTSTANDING       OPTIONS EXERCISABLE
                                                      -------------------------    -------------------
                                                       WEIGHTED-
                                                        AVERAGE       WEIGHTED-              WEIGHTED-
                                                       REMAINING       AVERAGE                AVERAGE
                                            SHARES    CONTRACTUAL     EXERCISE     SHARES    EXERCISE
        RANGE OF EXERCISE PRICES            (000)     LIFE (YEARS)      PRICE      (000)       PRICE
        ------------------------            ------    ------------    ---------    ------    ---------
$0.875 - $2.500.........................      300        6.84          $ 2.12        300      $ 2.12
$3.438 - $5.375.........................      490        7.91            4.83        482        4.83
$8.000 - $12.250........................      336        7.20           11.38        336       11.38
                                            -----         ---          ------      -----      ------
$0.875 - $12.250........................    1,126         N/A             N/A      1,118      $ 6.05

10.  RELATED PARTY TRANSACTIONS

     The Company purchased inventory from Durable of approximately $27,068,000, $23,511,000, and $3,200,000 in fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996, respectively.

     The Company purchased inventory and paid commissions to Markpeak, Ltd., a Hong Kong company, of approximately $15,699,000 and $272,000 respectively in 1998, $7,815,000 and $432,000, respectively in 1997, and $10,233,000 and
$739,000, respectively in 1996. A director of the Company is the Managing Director of Markpeak, Ltd.

     The Company paid Shapiro, Devine and Craparo, Inc. ("SDC"), a manufacturers representation firm, commissions of approximately $290,000, $241,000 and $160,000 in 1998, 1997 and 1996, respectively. A director of the Company was a co-founder of SDC. At June 27, 1998, the Company owed SDC approximately $38,000 for current commissions.

11.  COMMITMENTS AND CONTINGENCIES

     The Company leases certain facilities and equipment under long-term operating leases. Rental expense under all leases was approximately $1,564,000, $1,183,000, and $665,000, for the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996, respectively.

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

     The future minimum rental commitments as of June 27, 1998 were as follows:

                     FISCAL YEAR ENDED
                     -----------------
1999........................................................    $2,666,095
2000........................................................     2,075,056
2001........................................................     1,938,911
2002........................................................       915,798
2003........................................................        36,400
Thereafter..................................................       157,733
                                                                ----------
Total.......................................................    $7,789,993
                                                                ==========

     The Company has employment agreements with its three executive officers that are in effect until June 30, 2001. Such agreements provide for minimum salary levels as well as for incentive bonuses that are payable if the Company achieves specified target performance goals. The agreements also provide for lump sum severance payments upon termination of employment under certain circumstances. The Company's aggregate commitment for future salaries at June 30, 1998, excluding bonuses, was approximately $1,350,000.

     The Company has license agreements with White Consolidated Industries, Inc. ("White Consolidated"), which require minimum royalty payments through the year 2011. The current level of royalty payments are in excess of the minimum requirements. The Company also has various license agreements with other parties for periods usually not exceeding three years. The agreements are then typically renewable upon mutual consent. These license agreements require royalty payments based on the sales of licensed product in the period. Total royalties paid under these agreements, including the White Consolidated Industries, Inc. agreement, were $20,266,000 in fiscal year 1998, $6,300,000 in fiscal year 1997 and $1,600,000 in fiscal year 1996.

12.  LEGAL PROCEEDINGS

     The Company, White Consolidated, and certain other parties have been named as defendants in litigation filed by Westinghouse Electric Corporation (now known as CBS Corporation ("CBS")) in the United States District Court for the Western District of Pennsylvania on December 18, 1996. The action arises from a dispute between CBS and White Consolidated over rights to use the "Westinghouse" trademark for consumer products, based on transactions between CBS and White Consolidated in the 1970's and the parties' subsequent conduct. The action seeks, among other things, an injunction enjoining the defendants from using the trademark, unspecified damages and attorneys' fees. Pursuant to the Company's license agreements with White Consolidated, White Consolidated is defending the Company and is obligated to indemnify the Company from and against any and all claims, losses and damages arising out of the action, including the costs of litigation. An adverse decision in the litigation could result in Salton being limited in further use of the White-Westinghouse(R) name and therefore the possible termination or significant modification of the supply contract between Salton and Kmart Corporation described in note 13.

     The Company is a party to various other legal actions and proceedings incident to its normal business operations. Management believes that the outcome of such litigation will not have a material adverse effect on its financial condition or annual results of operations.

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

13.  SUPPLY CONTRACT AND MAJOR CUSTOMERS

     The Company entered into a major supply contract with Kmart Corporation ("Kmart") on January 31, 1997. Under the contract, the Company supplies Kmart with small kitchen appliances, personal care products, heaters, fans and electrical air cleaners and humidifiers under the White-Westinghouse(R) brand name. Sales to Kmart approximated 19% and 16% of total net sales of the Company in fiscal years 1998 and 1997, respectively.

     The Company's net sales in the aggregate to its five largest customers during the fiscal years ended June 27, 1998, June 28, 1997 and June 29, 1996 were 47%, 47% and 55% of total net sales in these periods, respectively. In addition to Kmart, one customer accounted for 7%, 9%, and 15% of total net sales during the fiscal years ended June 27, 1998, June 28, 1997, and June 29, 1996, respectively. Another customer accounted for 8%, 9%, and 13%, respectively, over the same fiscal years.

     Although the Company has long-established relationships with many of its customers, with the exception of Kmart Corporation, it does not have long-term contracts with any of its customers. A significant concentration of the Company's business activity is with department stores, upscale mass merchandisers, specialty stores, and warehouse clubs whose ability to meet their obligations to the Company is dependent upon prevailing economic conditions within the retail industry.

14.  INCOME TAXES

     Federal, state and foreign taxes were approximately as follows:

                                                                 FISCAL YEARS ENDED
                                                 ---------------------------------------------------
                                                 JUNE 27, 1998      JUNE 28, 1997      JUNE 29, 1996
                                                 -------------      -------------      -------------
Federal
  Current....................................     $10,080,000        $  371,000         $    32,000
  Deferred...................................      (1,134,000)          822,000          (2,711,000)
State
  Current....................................       2,699,000           303,000
  Deferred...................................        (294,000)                             (771,000)
Foreign
  Current....................................         854,000           505,000
  Deferred...................................              --                --                  --
                                                  -----------        ----------         -----------
Total........................................     $12,205,000        $2,001,000         $(3,450,000)
                                                  ===========        ==========         ===========

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

     Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consisted of:

                                                                     FISCAL YEAR ENDED
                                                              --------------------------------
                                                              JUNE 27, 1998      JUNE 28, 1997
                                                              -------------      -------------
Allowance for doubtful accounts...........................     $ 1,309,065        $   960,000
Depreciation and amortization.............................      (1,099,679)        (1,060,680)
Other deferred items, net.................................         175,940           (302,415)
Net operating loss carry-forwards.........................       1,764,253          2,349,579
Inventory reserves and capitalization.....................       1,938,643            713,568
Unrealized gains on securities available for sale.........              --           (720,058)
                                                               -----------        -----------
Net deferred tax asset....................................     $ 4,088,222        $ 1,939,994
                                                               ===========        ===========

     During 1996, the Company re-assessed the measurement of deferred tax assets based on available evidence and concluded that a valuation allowance was unnecessary. Accordingly, a valuation allowance of $3,463,066 was eliminated in the fourth quarter of fiscal 1996.

     The Company has net loss carry-forwards at June 27, 1998 expiring as follows:

                 YEAR CARRY-FORWARD EXPIRES                       AMOUNT
                 --------------------------                     ----------
2008........................................................    $1,273,000
2009........................................................     2,665,000
2110........................................................        60,000
2111........................................................        45,000
                                                                ----------
Total.......................................................    $4,043,000
                                                                ==========

     As a result of certain transactions, the Company's ability to utilize its net operating loss carryforwards to offset otherwise taxable income is limited annually under Internal Revenue Code Section 382. The amount of such annual limitation is approximately $2,000,000.

     A reconciliation of the statutory federal income tax rate to the effective rate was as follows:

                                                                       FISCAL YEARS ENDED
                                                              ------------------------------------
                                                              JUNE 27,      JUNE 28,      JUNE 29,
                                                                1998          1997          1996
                                                              --------      --------      --------
Statutory federal income tax rate.......................        35.0%         35.0%          35.0%
Effective state tax rate................................         4.9           4.8            4.8
Permanent differences...................................         0.3           2.3
Effect of foreign tax rate..............................        (2.1)         (8.8)
Utilization of operating loss carryforwards.............                                    (34.6)
Change in valuation allowance...........................                                   (296.9)
Other...................................................        (0.2)         (2.0)          (9.4)
                                                                ----          ----         ------
Effective income tax rate...............................        37.9%         31.3%        (301.1)%
                                                                ====          ====         ======

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

     U.S. income taxes were not provided on certain unremitted earnings of Salton Hong Kong, Ltd. which the Company considers to be permanent investments. The cumulative amount of U.S. income taxes which have not been provided totaled approximately $854,000 at June 27, 1998.

15.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Unaudited quarterly financial data is as follows (amounts in thousands, except per share data).

                                                 FIRST        SECOND        THIRD       FOURTH
                                                QUARTER      QUARTER       QUARTER      QUARTER
                                                -------      --------      -------      -------
1998
Net sales.................................      $65,773      $102,153      $68,099      $69,574
Gross profit..............................       24,797        35,029       26,159       27,911
Net income................................        4,124         5,448        2,778        7,631
Earnings per share: Basic.................         0.32          0.42         0.21         0.58
Earnings per share: Diluted...............         0.31          0.40         0.21         0.56
1997
Net sales.................................      $34,862      $ 58,837      $41,690      $47,417
Gross profit..............................        9,689        18,027       12,582       13,109
Net income (loss).........................        1,129         3,977         (677)         (30)
Earnings (loss) per share: Basic..........         0.09          0.31        (0.05)       (0.00)
Earnings (loss) per share: Diluted........         0.09          0.30        (0.05)       (0.00)

16.  SUBSEQUENT EVENTS

THE NEW CREDIT AGREEMENT

     The Company entered into the New Credit Agreement dated as of July 27, 1998 with an investment banking firm. This agreement provides for $215.0 million in senior secured credit facilities consisting of a Tranche A $90.0 million term loan, a $75.0 million Delayed Draw Term Loan, and a five year $50.0 million senior secured revolving credit facility maturing on July 27, 2003. In addition, the New Credit Agreement allows the Company to undertake a subordinated notes offering of up to $125 million. Proceeds of the offering, if undertaken, would be required to be used to repay the Tranche A $90 million term loan, amounts outstanding, if any, under the Delayed Draw Term Loan and amounts outstanding under the senior secured Revolving Credit Facility, respectively, up to a total of $115 million. Any excess amount would be available as cash to the Company. On July 28, 1998, the Company borrowed the Tranche A term loan in order to complete the repurchase subsequently described in this note.

     The Company's borrowings under the New Credit Agreement are at an established base rate (equivalent to the prime rate of interest) plus an applicable margin or, at the Company's election, a eurodollar rate (equivalent to the LIBOR rate) plus an applicable margin based on a range of ratios of total debt to earnings before interest, taxes, depreciation and amortization. At July 28, 1998, the base rate plus applicable margin was 9.6% and the eurodollar rate plus applicable margin was 7.8%.

     The New Credit Agreement contains certain limitations restricting company activity and financial covenants, the most significant of which are, as defined, minimum interest coverages, fixed charge coverages and maximum total leverage.

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

     The Tranche A term loan matures in twenty consecutive installments commencing on September 30, 1998.

     The future maturities are:

1999........................................................      $ 3,750,000
2000........................................................        5,000,000
2001........................................................       20,000,000
2002........................................................       25,000,000
2003........................................................       28,750,000
Thereafter..................................................        7,500,000
                                                                  -----------
                                                                  $90,000,000
                                                                  ===========

     The commitment for the Delayed Draw Term Loan expires on July 27, 1999. This loan, if drawn, matures in sixteen consecutive quarterly installments, commencing on September 30, 1999. Future installment payments would be made quarterly in accordance with the following table:

                        INSTALLMENTS                              PRINCIPAL AMOUNT
                        ------------                              ----------------
1 through 4.................................................         $2,500,000
5 through 12................................................          5,000,000
13 through 16...............................................          6,250,000

     In addition to the preceding maturity schedules, the Company is required to make additional mandatory payments of 50% of the defined annual excess cash flow of the Company, 100% of the net proceeds of any sale or disposition of certain assets, and 100% of the net proceeds of the incurrence of certain indebtedness. All such amounts are first applied to the prepayment of outstanding term loans and secondly to the reduction of the Revolving Credit Facility.

THE PREFERRED STOCK

     On July 28, 1998, Salton also issued $40 million of convertible preferred stock to a private investment firm in connection with a Stock Purchase Agreement dated July 15, 1998. The convertible preferred stock is generally non-dividend bearing and is convertible into 2,352,941 shares of Salton common stock (reflecting a $17 per share conversion price). The holders of the convertible preferred stock are entitled to one vote for each share of Salton common stock that the holder would receive upon conversion of the convertible preferred stock.

     In connection with the convertible preferred stock issuance, two individuals representing the private investment firm were appointed to serve on the Company's Board of Directors.

THE REPURCHASE

     On July 28, 1998, the Company repurchased (the "Repurchase") 6,535,072 shares of Salton common stock owned by Windmere pursuant to a Stock Agreement dated as of May 6, 1998 (the "Windmere Stock Agreement") by and among Salton, Windmere and the executive officers of Salton. Prior to the Repurchase, Windmere owned approximately 50% of Salton's outstanding common stock. The price for the Repurchase was $12 per share in cash plus a $15 million subordinated promissory note. The note, which has a term of six and one-half years and bears interest at 4% per annum payable annually, is subject to offsets of 5% of the total purchase price paid by Salton for product purchases from Windmere and its

                         SALTON/MAXIM HOUSEWARES, INC.

          YEARS ENDED JUNE 27, 1998, JUNE 28, 1997, AND JUNE 29, 1996

affiliates during the term of the note. The principal amount of the note is also subject to reduction in the event Salton's supply agreement with Kmart is terminated for any reason.

     The Company (i) paid the cash portion of the purchase price for the Repurchase, (ii) refinanced the Facility described in note 4 and (iii) paid certain related fees and expenses in connection with the Repurchase with the net proceeds from the Convertible Preferred Stock Issuance and borrowings of $90 million under the Tranche A term loan.

     In connection with the Repurchase: (i) Windmere repaid in full its promissory note in the principal amount of $10,847,620, that was issued to Salton in July, 1996; (ii) Salton repurchased for approximately $3.3 million Windmere's option to purchase up to 458,500 shares of Salton, that was granted to Windmere in July, 1996; and (iii) Windmere and Salton agreed to continue various commercial and other arrangements, including an agreement relating to Salton's supply agreement with Kmart, subject to certain modifications.

     Effective upon the closing of the Repurchase, each of the persons who had been designated by Windmere to serve on Salton's Board of Directors resigned from Salton's Board of Directors.

THE TOASTMASTER TRANSACTION

     On August 26, 1998, the Company entered into a definitive merger agreement ("Agreement") for the acquisition of Toastmaster Inc. The Agreement provides for Toastmaster Inc. shareholders to receive $7.00 per share in cash, for a total purchase price, including related costs, of approximately $60.0 million. The Company intends to finance the transaction through available credit facilities.

     The transaction is expected to close in the last calendar quarter of 1998, and is subject to, among other things, the approval of the holders of 66 2/3% of the outstanding shares of Toastmaster Inc. common stock.

                                        *****

                         SALTON/MAXIM HOUSEWARES, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                              SEPTEMBER 26,      JUNE 27,
                                                                  1998             1998
                                                              -------------      --------
                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash......................................................    $  1,017         $    661
  Accounts receivable, net of allowances....................      65,708           43,225
  Inventories...............................................      93,151           76,505
  Prepaid expenses and other current assets.................       2,668            2,941
  Deferred tax assets.......................................       4,213            4,605
                                                                --------         --------
       Total current assets.................................     166,757          127,937
Property, plant and equipment:
  Molds and tooling.........................................      17,102           16,787
  Warehouse equipment.......................................         481              453
  Office furniture and equipment............................       5,571            5,342
                                                                --------         --------
                                                                  23,154           22,582
  Less accumulated depreciation.............................     (15,180)         (14,266)
                                                                --------         --------
                                                                   7,974            8,315
Intangibles, net of accumulated amortization................       8,797            5,145
                                                                --------         --------
       Total assets.........................................    $183,528         $141,397
                                                                ========         ========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 21,787         $ 18,960
  Accrued expenses..........................................       7,330            7,235
  Income taxes payable......................................       9,360            6,499
  Revolving line of credit..................................      20,000           50,475
  Current portion -- Long-term debt.........................       5,000
                                                                --------         --------
       Total current liabilities............................      63,477           83,169
Non-current deferred tax liability..........................         567              517
Long-term debt..............................................      85,000
Note payable................................................       8,907
                                                                --------         --------
       Total liabilities....................................     157,951           83,686
Stockholders' equity:
  Preferred stock, $.01 par value; authorized, 2,000,000
     shares; 40,000 shares of convertible preferred stock
     issued
  Common stock, $.01 par value; authorized, 20,000,000
     shares; issued and outstanding, 1999-6,568,802
     shares,1998-13,072,144 shares..........................         131              131
  Treasury Stock............................................     (90,804)
  Additional paid-in capital................................      90,484           53,481
  Less Note Receivable -- Windmere..........................                      (10,848)
  Retained Earnings.........................................      25,766           14,947
                                                                --------         --------
       Total stockholders' equity...........................      25,577           57,711
                                                                --------         --------
       Total liabilities and stockholder's equity...........    $183,528         $141,397
                                                                ========         ========

                See Notes to Consolidated Financial Statements.

                         SALTON/MAXIM HOUSEWARES, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)
             (DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER SHARE DATA)

                                                                           13 WEEKS ENDED
                                                                  --------------------------------
                                                                  SEPTEMBER 26,      SEPTEMBER 27,
                                                                      1998               1997
                                                                  -------------      -------------
Net sales...................................................         $104,388            $65,773
Cost of goods sold..........................................           55,004             38,697
Distribution expenses.......................................            3,609              2,279
                                                                   ----------         ----------
Gross profit................................................           45,775             24,797
Selling, general and administrative expenses................           27,780             16,977
                                                                   ----------         ----------
Operating income............................................           17,995              7,820
Interest expense............................................            2,399              1,263
                                                                   ----------         ----------
Income before income taxes..................................           15,596              6,557
Income taxes................................................            4,777              2,433
                                                                   ----------         ----------
Net income..................................................         $ 10,819            $ 4,124
                                                                   ==========         ==========
Weighted average common shares outstanding..................        8,794,014         13,029,144
Weighted average common and common equivalent shares
  outstanding...............................................       10,680,269         13,446,461
Net income per common share:
  Basic.....................................................         $   1.23            $  0.32
Net income per common share:
  Diluted...................................................         $   1.01            $  0.31

                See Notes to Consolidated Financial Statements.

                         SALTON/MAXIM HOUSEWARES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                        13 WEEKS ENDED
                                                                ------------------------------
                                                                SEPTEMBER 26,    SEPTEMBER 27,
                                                                    1998             1997
                                                                -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income:.................................................      $ 10,819         $  4,124
Adjustments to reconcile net income to net cash used in
  operating activities:
    Changes in deferred taxes...............................           442              330
    Depreciation and amortization...........................         1,244              888
    Purchase reduction of note payable and other noncash
      items.................................................          (251)
    Changes in assets and liabilities:
       Accounts receivable..................................       (22,483)         (23,907)
       Inventories..........................................       (16,646)         (15,903)
       Prepaid expenses and other current assets............           273           (2,015)
       Accounts payable.....................................         2,827            2,859
       Taxes payable........................................         2,861            1,105
       Accrued expenses.....................................            95            2,458
                                                                  --------         --------
         Net cash used in operating activities..............       (20,819)         (30,061)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures........................................          (589)            (884)
                                                                  --------         --------
       Net cash used in investing activities................          (589)            (884)
CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayment) proceeds from revolving line of credit..........       (30,475)          32,467
Proceeds from long-term debt................................        90,000
Repayment of subordinated debt and due to Windmere..........                         (3,796)
Costs associated with refinancing...........................        (3,966)
Common stock issuance.......................................             2
Preferred stock issuance....................................        40,000
Purchase of treasury stock..................................       (70,799)
Costs associated with preferred stock issuance..............        (2,998)
                                                                  --------         --------
       Net cash provided by financing activities............        21,764           28,671
Net increase (decrease) in cash.............................      $    356         $ (2,274)
Cash, beginning of period...................................           661            2,613
                                                                  --------         --------
Cash, end of period.........................................      $  1,017         $    339
                                                                  ========         ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
  Interest..................................................      $    610         $  1,408
  Income taxes..............................................      $  1,474         $    193

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     In the quarter ended September 26,1998, the Company repurchased 6,535,072 shares of the Company's common stock from Windmere-Durable Holdings Inc.("Windmere") for a total purchase price of $90,804,024. The purchase price included the issuance of a six and one-half year $15,000,000 subordinated promissory note which bears interest at 4% per annum recorded at its fair value of $9,095,715 and the effective repayment of Windmere's promissory note to Salton for the principal amount of $10,847,620.

                See Notes to Consolidated Financial Statements.

                         SALTON/MAXIM HOUSEWARES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  CONSOLIDATED FINANCIAL STATEMENTS.

     The consolidated financial statements have been prepared from the Company's records without audit and are subject to year end adjustments. The interim consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of financial information. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Salton/Maxim Housewares, Inc. 1998 Annual Report to Shareholders and the Annual Report on Form 10-K. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

2.  NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE.

     Basic net income per common share is computed based upon the weighted average number of common shares outstanding. Diluted net income per common share is computed based upon the weighted average number of common shares outstanding, adjusted for dilutive common stock equivalents applying the treasury stock method for options and warrants and the if-converted method for convertible securities.

3.  EFFECT OF NEW ACCOUNTING STANDARDS AND STATEMENTS

     During the first quarter of fiscal 1999 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement requires that the Company report the change in its net assets during the period from non-owner sources. For the 13 weeks ended September 27, 1997 components of other comprehensive income include holding gains arising from available for sale securities, net of tax.

                                                                     13 WEEKS ENDED
                                                             ------------------------------
                                                             SEPTEMBER 26,    SEPTEMBER 27,
                                                                 1998             1997
                                                             -------------    -------------
                                                                 (Dollars in thousands)
Net income...............................................       $10,819          $4,124
Other comprehensive income...............................            --           2,517
                                                                -------          ------
                                                                $10,819          $6,641
                                                                =======          ======

     In February 1998 the Financial Accounting Standards Board issued Financial Accounting Standards," No. 132 (SFAS 132), "Employer's Disclosures about Pensions and other Post-Retirement Benefits." This statement is effective for fiscal years beginning after December 15, 1997 and will change disclosure requirements for Pensions and other Post-Retirement Benefits. The Company will be required to comply with the provisions of this statement in fiscal 1999. The effect of this new statement will be limited to the form and content of disclosures.

     In June 1998, the Financial Accounting Standards Board issued Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for fiscal years beginning after June 15, 1999 and will change disclosure requirements for Derivative Instruments and Hedging Activities. The Company will be required to comply with the provisions of this statement in fiscal 2000. The Company has not assessed the effect that this new standard will have on its consolidated financial statements and/or disclosures.

                         SALTON/MAXIM HOUSEWARES, INC.

                                  (UNAUDITED)

4.  EVENTS OF THE QUARTER ENDED SEPTEMBER 26, 1998.

     On July 28, 1998, Salton repurchased (the "Stock Repurchase") 6,535,072 shares of Salton common stock owned by Windmere-Durable Holdings, Inc. ("Windmere") pursuant to a Stock Agreement dated as of May 6, 1998 (the "Windmere Stock Agreement") by and among Salton, Windmere and the executive officers of Salton. Prior to the Stock Repurchase, Windmere owned approximately 50% of Salton's outstanding common stock. The price for the Stock Repurchase was $12 per share in cash plus a $15.0 million subordinated promissory note (the "Junior Subordinated Note"). The Junior Subordinated Note, which has a term of six and one-half years and bears interest at 4.0% per annum payable annually, is subject to offsets of 5% of the total purchase price paid by Salton for product purchases from Windmere and its affiliates during the term of the note. During the first quarter of fiscal 1999, the Company purchased approximately $13.9 million of products from Windmere. The principal amount of the Junior Subordinated Note is also subject to reduction in the event Salton's supply agreement with Kmart is terminated for any reason.

     In connection with the Stock Repurchase: (i) Windmere effectively repaid (the "Note Repayment") in full its promissory note (the "Windmere Note") in the principal amount of approximately $10.8 million, that was issued to Salton in July, 1996; (ii) Salton repurchased (the "Option Repurchase") for approximately $3.3 million Windmere's option to purchase up to 458,500 shares of Salton that was granted to Windmere in July, 1996; and (iii) Windmere and Salton agreed to continue various commercial and other arrangements, including a fee agreement relating to Salton's supply agreement with Kmart, subject to certain modifications. The Stock Repurchase, the Option Repurchase and the Note Repayment are collectively referred to herein as the "Repurchase."

     On July 28, 1998, Salton entered into a Credit Agreement dated as of July 27, 1998 (the "New Credit Agreement") among Salton, Lehman Brothers Inc., as arranger, and Lehman Commercial Paper Inc., as syndication agent. The New Credit Agreement provides for $215.0 million in senior secured credit facilities (the "Senior Credit Facilities") consisting of a $90.0 million Tranche A Term Loan (the "Tranche A Term Loan"), a $75.0 million Delayed Draw Term Loan (the "Delayed Draw Term Loan") and a $50.0 million revolving credit facility (the "Revolving Credit Facility").

     On July 28, 1998, Salton also issued (the "Convertible Preferred Stock Issuance") $40.0 million of Series A Voting Convertible Preferred Stock of the Company (the "Convertible Preferred Stock") to affiliates of Centre Partners Management LLC ("Centre Partners") in connection with a Stock Purchase Agreement dated July 15, 1998 (the "Preferred Stock Agreement"). The Convertible Preferred Stock is generally non-dividend bearing and is currently convertible into 2,352,941 shares of Salton common stock (reflecting a $17 per share conversion price). The Repurchase, borrowings under the New Credit Agreement and the Convertible Preferred Stock Issuance are collectively referred to herein as the "Recapitalization."

     On August 26, 1998, the Company entered into a definitive merger agreement to acquire Toastmaster Inc. ("Toastmaster"), a Columbia, Missouri based manufacturer and marketer of kitchen and small household electrical appliances and time products (the "Toastmaster Acquisition"). Toastmaster designs, manufactures, markets and services a wide array of kitchen and small household electrical appliances and time products under the brand names of Toastmaster(R) and Ingraham(R). If the pending Toastmaster Acquisition is consummated, Salton will pay Toastmaster shareholders $7.00 per share in cash, or a total purchase price of approximately $53.6 million. Salton will also assume Toastmaster's debt, which was approximately $52.2 million on September 30, 1998.

     The consummation of the pending Toastmaster Acquisition is subject to the satisfaction or waiver of certain conditions, including expiration or termination of the Hart-Scott-Rodino Act waiting period and the

                         SALTON/MAXIM HOUSEWARES, INC.

                                  (UNAUDITED)

approval of the holders of 66 2/3% of the outstanding shares of Toastmaster common stock. The Company currently expects the pending Toastmaster Acquisition to be completed during the second or third quarter of fiscal 1999. There can be no assurance as to if or when the pending Toastmaster Acquisition will be completed, or that it will be completed on the terms described herein.

     In November 1996, White Consolidated Industries, Inc. ("WCI") filed suit for injunctive relief and damages against Westinghouse Electric Corporation (now known as CBS Corporation ("CBS") in the United States District Court for the Northern District of Ohio alleging that CBS's grant of licenses of the Westinghouse(TM) name for use on lighting products, fans and electrical accessories for use in the home violates WCI's rights to the Westinghouse(TM)name and constitutes a breach of the agreements under which CBS's predecessor sold WCI its appliance business and licensed certain trademark rights in 1975. In response to that suit, CBS filed a related action in December 1996 in the United States District Court for the Western District of Pennsylvania, naming WCI, Windmere, Salton, Newtech and certain other parties as defendants. The two actions have now been consolidated in the Pennsylvania court (the "Trademark Litigation"). A trial date of June 21, 1999 has been set by the court. CBS seeks an injunction prohibiting the Company, Newtech and WCI from using the White-Westinghouse(R) name on products not specifically enumerated in the sale documents between CBS's predecessor and WCI, and unspecified damages and attorneys' fees. An adverse decision in the Trademark Litigation could result in the Company being limited in further use of the White-Westinghouse(R) name and therefore the possible termination or significant modification of the supply agreement between the Company and Kmart.

     The legal costs that may be incurred in defending against this action could be substantial. In addition, the litigation could be protracted and result in diversion of management and other resources of the Company. WCI is currently defending the Company in this action. There can be no assurance that WCI will prevail in its lawsuit, or that WCI, the Company and their co-defendants will prevail in their defense of CBS's lawsuit. In the event that a favorable outcome for the Company is not obtained, the Company intends to vigorously pursue its right to indemnification under indemnification provisions in the license agreements between WCI and the Company relating to the White-Westinghouse(R)brand name. There can be no assurance that WCI will agree on the scope of the indemnity, or that any such indemnity payment which may become due to the Company will be paid fully or in a timely fashion or at all. Related proceedings have also been commenced before the Trademark Board in opposition to WCI's and CBS's efforts to register certain uses of the Westinghouse(TM) and White-Westinghouse(R) names. Such proceedings have been stayed pending resolution of the Trademark Litigation in the Pennsylvania court. Even if the Trademark Litigation is resolved in the Company's favor, it is possible that the proceedings before the Trademark Board will continue and could have a material adverse effect upon the Company's business, financial condition and results of operations.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Toastmaster Inc.:

     We have audited the accompanying consolidated balance sheets of Toastmaster Inc. as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Toastmaster Inc. at December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

KPMG LLP

Kansas City, Missouri
February 25, 1998

                               TOASTMASTER, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                                   1997              1996
                                                               ------------      ------------
ASSETS
Current assets:
  Cash......................................................   $    178,030      $     97,466
  Accounts receivable, less allowances for doubtful
     accounts, sales discounts and returns of $2,714,000 in
     1997 and $2,674,000 in 1996 (note 3 and 7).............     42,396,253        42,703,845
  Inventories (notes 2 and 3)...............................     31,825,621        34,476,696
  Deferred income taxes (note 4)............................             --         2,279,741
  Prepaid expenses and other current assets.................      2,144,645           794,104
  Income taxes receivable...................................      4,070,503           768,428
                                                               ------------      ------------
     Total current assets...................................     80,615,052        81,120,280
Property, plant and equipment, at cost (note 3):
  Land......................................................        927,584           926,282
  Buildings.................................................      9,884,855         9,057,296
  Machinery and equipment...................................     45,660,717        42,327,069
                                                               ------------      ------------
                                                                 56,473,156        52,310,647
  Less accumulated depreciation.............................     37,210,559        33,785,477
                                                               ------------      ------------
     Net property, plant and equipment......................     19,262,597        18,525,170
Goodwill, net of accumulated amortization of $1,283,192 in
  1997 and $1,170,572 in 1996...............................      3,265,499         3,378,119
Other assets................................................      3,148,340         1,830,134
                                                               ------------      ------------
                                                               $106,291,488      $104,853,703
                                                               ============      ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt (note 3)...........   $  2,104,149      $  2,144,643
  Accounts payable..........................................      4,382,729         3,755,131
  Accrued advertising.......................................      2,528,768         2,970,125
  Accrued warranty and product liability....................      4,630,160         4,200,000
  Accrued vacation..........................................      1,161,698         1,379,717
  Other accrued liabilities.................................      4,616,748         4,800,785
  Deferred income taxes (note 4)............................      1,455,992                --
                                                               ------------      ------------
     Total current liabilities..............................     20,880,244        19,250,401
Long-term debt, excluding current installments (note 3).....     42,597,072        44,611,075
  Deferred income taxes (note 4)............................        800,607           579,466
  Other liabilities.........................................        695,448           249,111
                                                               ------------      ------------
     Total liabilities......................................     64,973,371        64,690,053
Stockholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares
     authorized, none issued................................             --                --
  Common stock, $.10 par value; 20,000,000 shares
     authorized, 7,596,775 shares issued....................        759,677           759,677
  Additional paid-in capital................................     25,343,543        25,339,958
  Retained earnings.........................................     15,877,723        14,591,056
  Minimum pension liability adjustment......................       (356,854)         (227,321)
  Foreign currency translation..............................        (18,457)          (11,666)
                                                               ------------      ------------
                                                                 41,605,632        40,451,704
  Treasury stock, at cost, 57,325 shares in 1997 and 58,525
     in 1996................................................       (287,515)         (288,054)
                                                               ------------      ------------
     Total stockholders' equity.............................     41,318,117        40,163,650
                                                               ------------      ------------
Commitments and contingencies (note 6)......................   $106,291,488      $104,853,703
                                                               ============      ============

          See accompanying notes to consolidated financial statements.

                               TOASTMASTER, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                          1997              1996              1995
                                                      ------------      ------------      ------------
Net sales.......................................      $154,346,785      $163,049,140      $188,509,337
Cost of sales (note 9)..........................       125,464,731       142,458,084       156,310,057
                                                      ------------      ------------      ------------
Gross profit....................................        28,882,054        20,591,056        32,199,280
Selling, general and administrative expenses....        22,669,161        23,640,864        25,011,365
                                                      ------------      ------------      ------------
Operating income (loss).........................         6,212,893        (3,049,808)        7,187,915
Other expense
  -- interest...................................         4,062,561         4,392,994         4,923,160
Other income
  -- interest...................................           638,669            32,247            25,055
                                                      ------------      ------------      ------------
Income (loss) before income taxes...............         2,789,001        (7,410,555)        2,289,810
Income tax expense (benefit) (note 4)...........           889,251        (2,719,913)          956,066
                                                      ------------      ------------      ------------
Net income (loss)...............................      $  1,889,750      $ (4,690,642)     $  1,333,744
                                                      ============      ============      ============
Basic and diluted earnings (loss) per common
  share.........................................      $        .25      $       (.62)     $       0.18
Weighted average shares used in computation:
  Basic earnings per common share...............         7,538,455         7,538,250         7,560,267
  Diluted earnings per common share.............         7,545,794         7,538,250         7,560,267

          See accompanying notes to consolidated financial statements.

                               TOASTMASTER, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                            1997             1996             1995
                                                         -----------      -----------      -----------
Common stock:
  Beginning and end of year........................      $   759,677      $   759,677      $   759,677
                                                         -----------      -----------      -----------
Additional paid-in capital:
  Beginning of year................................       25,339,958       25,339,958       25,339,958
  Sale of 1,200 shares of treasury stock...........            3,585               --               --
                                                         -----------      -----------      -----------
  End of year......................................       25,343,543       25,339,958       25,339,958
                                                         -----------      -----------      -----------
Retained earnings:
  Beginning of year................................       14,591,056       19,885,776       19,159,164
  Net income (loss)................................        1,889,750       (4,690,642)       1,333,744
  Cash dividends ($.08, $.08 and $.08 per share)...         (603,083)        (604,078)        (607,132)
                                                         -----------      -----------      -----------
  End of year......................................       15,877,723       14,591,056       19,885,776
                                                         -----------      -----------      -----------
Minimum pension liability adjustment (note 5):
  Beginning of year................................         (227,321)        (267,078)        (281,456)
  Adjustment.......................................         (129,533)          39,757           14,378
                                                         -----------      -----------      -----------
  End of year......................................         (356,854)        (227,321)        (267,078)
                                                         -----------      -----------      -----------
Foreign currency translation:
  Beginning of year................................          (11,666)          (8,649)         (54,725)
  Adjustment.......................................           (6,791)          (3,017)          46,076
                                                         -----------      -----------      -----------
  End of year......................................          (18,457)         (11,666)          (8,649)
                                                         -----------      -----------      -----------
Treasury stock:
  Beginning of year................................         (288,054)        (288,054)         (17,695)
  Purchase of 50,900 shares........................               --               --         (270,359)
  Sales of 1,200 shares of treasury stock..........              539               --               --
                                                         -----------      -----------      -----------
  End of year......................................         (287,515)        (288,054)        (288,054)
                                                         -----------      -----------      -----------
          Total end of year........................      $41,318,117      $40,163,650      $45,421,630
                                                         ===========      ===========      ===========

          See accompanying notes to consolidated financial statements.

                               TOASTMASTER, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                        1997             1996             1995
                                                    -------------    -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...............................    $   1,889,750    $  (4,690,642)   $   1,333,744
Adjustments to reconcile net income (loss) to
  net cash from operating activities:
  Depreciation and amortization.................        3,621,668        4,148,456        4,372,493
  Gain on sale of property, plant and
     equipment..................................          (25,209)         (13,671)        (241,825)
  Deferred income taxes.........................        4,029,737       (1,933,677)        (397,817)
  Restructuring charge..........................          122,547        7,600,000               --
  Changes in assets and liabilities:
     Accounts receivable........................          307,592       21,800,263          (57,756)
     Inventories................................        1,797,453       (1,137,300)      (2,005,928)
     Prepaid expenses and other current
       assets...................................       (1,350,541)        (207,460)          30,851
     Other assets...............................         (120,081)         (65,033)         197,044
     Accounts payable...........................          627,598       (2,188,267)      (2,495,509)
     Accrued advertising and other
       liabilities..............................         (513,815)      (2,475,806)         741,637
     Income taxes...............................       (3,302,075)      (2,109,089)         476,437
                                                    -------------    -------------    -------------
     Total adjustments..........................        5,194,874       23,418,416          619,627
                                                    -------------    -------------    -------------
     Net cash flows provided by operating
       activities...............................        7,084,624       18,727,774        1,953,371
                                                    -------------    -------------    -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment......       (4,372,380)      (4,484,999)      (3,248,827)
Proceeds from sale of property, plant and
  equipment.....................................           28,567           29,895          943,372
                                                    -------------    -------------    -------------
     Net cash flows used in investing
       activities...............................       (4,343,813)      (4,455,104)      (2,305,455)
                                                    -------------    -------------    -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit agreements.......      155,588,324      172,649,840      193,441,044
Repayments of revolving credit agreements.......     (155,505,295)    (188,213,336)    (190,149,814)
Proceeds from long-term debt....................               --        4,119,052           55,353
Repayments of long-term debt....................       (2,137,526)      (2,165,933)      (2,145,965)
Dividends on common stock.......................         (603,083)        (604,078)        (607,132)
Sale (purchase) of treasury stock...............            4,124               --         (270,359)
                                                    -------------    -------------    -------------
     Net cash flows provided by (used in)
       financing activities.....................       (2,653,456)     (14,214,455)         323,127
                                                    -------------    -------------    -------------
Foreign currency translation adjustment.........           (6,791)          (3,018)          46,076
  Net increase in cash..........................           80,564           55,197           17,119
Cash at beginning of year.......................           97,466           42,269           25,150
                                                    -------------    -------------    -------------
Cash at end of year.............................    $     178,030    $      97,466    $      42,269
                                                    =============    =============    =============
Cash paid during the year for:
  Interest......................................    $   3,996,000    $   4,393,000    $   4,861,000
  Income taxes..................................    $     222,000    $   1,323,000    $     877,000

          See accompanying notes to consolidated financial statements.

                               TOASTMASTER, INC.

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)  FINANCIAL STATEMENT PRESENTATION

     The consolidated financial statements include the accounts of Toastmaster Inc. and its wholly-owned subsidiary, Toastmaster de Mexico S.A. de C.V., referred to collectively herein as the "Company." All significant intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements.

(B)  OPERATIONS

     The Company manufactures small electrical kitchen and household appliances and time products sold under the Toastmaster(R) and Ingraham(R) labels. The Company has manufacturing facilities in Missouri and North Carolina. Although the Company has long-established relationships with many of its customers, the Company does not have long-term contracts with any of its customers. A significant concentration of the Company's business activity is with entities whose ability to meet their obligations with the Company is dependent upon prevailing economic conditions within the retail industry.

     The Company recognizes sales revenue when products are shipped. Net sales reflect a reduction of amounts related to product returns, sales discount programs, outbound freight and certain allowances for advertising, the latter of which are accounted for by certain competitors as "advertising" expense. The Company views these amounts as price reductions, thereby reducing net sales and lowering gross profits, as well as selling, general and administrative expense.

(C)  INVENTORIES

     Inventories are valued at the lower of cost, determined by the last-in, first-out (LIFO) method, or market.

(D)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost of acquisition or construction. Maintenance and repairs are charged to operations as incurred. Renewals and betterments are capitalized as additions to the appropriate asset accounts. Upon sale or retirement of assets, the cost and related accumulated depreciation applicable to such assets are removed from the accounts and any resulting gain or loss is reported in the statements of operations.

(E)  DEPRECIATION

     The Company depreciates property, plant and equipment over the useful lives of the various assets which range from three to forty years, using principally the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

(F)  INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities for subsequent changes in tax rates is recognized in income in the period that includes the tax rate change.

(G)  RESEARCH AND DEVELOPMENT

     Research and development costs, which are included in selling, general and administrative expenses, aggregated $457,000, $573,000 and $399,000 in 1997, 1996 and 1995, respectively.

(H)  INTANGIBLE ASSETS

     The excess of the cost of the acquisition of the Company over the estimated fair value of the net assets acquired (goodwill) is being amortized on a straight-line basis over forty years.

     Costs associated with obtaining financing arrangements are included in other assets and are being amortized over the term of the related borrowings.

(I)  EMPLOYEE BENEFIT PLANS

     The Company has noncontributory retirement plans covering salaried and hourly employees. The policy of the Company is to fund retirement costs in amounts sufficient to satisfy the minimum funding requirements under Employee Retirement Income Security Act (ERISA) guidelines.

(J)  PRODUCT WARRANTIES

     The Company provides for estimated future costs that will be incurred under product warranties presently in force.

(K)  SELF-INSURANCE

     The Company maintains a self-insurance program for health claims and workers' compensation claims of all covered employees. The Company accrues estimated future costs that will be incurred for existing employee claims. The Company does not provide any post-retirement health care benefits.

(L)  PRODUCT LIABILITY CLAIMS

     The Company is involved in product liability litigation arising in the normal course of business and purchases product liability insurance coverage. A liability is recognized for product liability claims when payment for such claims is determined to be probable and the amount can be reasonably estimated, after consideration of the applicable insurance coverages and deductibles.

(M)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Estimates of fair values are subjective in nature and involve uncertainties and matters of significant judgment and therefore can not be determined with precision. Changes in assumptions could effect the estimates. The fair market value of the Company's financial instruments approximates the carrying value.

(N)  FOREIGN CURRENCY TRANSLATION

     Assets and liabilities in foreign currencies are translated into dollars at rates prevailing at the balance sheet date. The net exchange differences resulting from these translations are reported in stockholders' equity. Revenues and expenses are translated at average rates for the year. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. The net losses resulting from foreign currency transactions were $269,000, $64,000 and $189,000 in 1997, 1996 and 1995, respectively.

(O)  USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(P)  ADVERTISING COSTS

     Advertising costs are expensed as incurred and amounted to $7,714,000, $8,491,000 and $8,918,000 in 1997, 1996 and 1995, respectively.

(Q)  STOCK OPTION PLANS

     Prior to January 1, 1996 the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123,Accounting for Stock-Based Compensation, which permits entities to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the accounting provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

(R)  IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value of the assets.

(S)  EARNINGS PER COMMON SHARE

     Prior to December 31, 1997 the Company computed earnings per share (EPS) in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 15, Earnings per Share and related interpretations. As such, primary earnings per common share was based on the weighted average number of common shares outstanding, giving effect to common stock equivalents (stock options), if dilutive. On December 31, 1997 the Company adopted SFAS No. 128,Earnings per Share, which replaces the presentation of primary and fully diluted EPS with a presentation of basic and diluted EPS. Previously reported EPS information has been restated to reflect the adoption of SFAS No. 128. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

     For the years ended December 31, 1997, 1996 and 1995 there are no differences between the numerator used in computing basic and diluted earnings per share which represents the net earnings of the Company. For the years ended December 31, 1997, 1996 and 1995 the denominator used in computing basic earnings per share represents the weighted average number of common shares outstanding (7,538,455 shares -- 1997, 7,538,250 shares -- 1996, 7,560,267 shares -- 1995). The denominator used in computing diluted earnings per share represents the weighted average number of common shares outstanding used for purposes of the basic earnings per share computation increased to reflect the potential dilution under the treasury stock method of the outstanding stock options (7,339 shares in 1997 and 0 shares in 1996 and 1995).

(T)  ENVIRONMENTAL REMEDIATION LIABILITIES

     Environmental remediation liabilities are accrued when probable and reasonably estimable.

(U)  RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the current year presentation.

(2)  INVENTORIES

     A summary of inventories is as follows:

                                                                  1997           1996
                                                               -----------    -----------
Raw materials..............................................    $ 5,143,145    $ 4,329,623
Work-in-process............................................      1,813,409      2,500,575
Finished goods.............................................     24,869,067     27,646,498
                                                               -----------    -----------
       Total...............................................    $31,825,621    $34,476,696
                                                               ===========    ===========

     If the first-in, first-out (FIFO) method of inventory valuation had been used, inventories at December 31, 1997 and 1996 would have been approximately $652,000 and $1,800,000 higher than reported. Net income for the year ended December 31, 1997 would have been approximately $738,000 lower than reported and net income for the years ended December 31, 1996 and 1995 would have been approximately $71,000 and $173,000 higher than reported, respectively.

     During 1997 and 1996, LIFO inventory layers were reduced. These reductions resulted in charging lower inventory costs prevailing in previous years to cost of goods sold in 1997 and 1996, thus reducing cost of goods sold by $114,000 and $344,000, respectively, below the amount that would have resulted from liquidating inventory recorded at December 31, 1997 and 1996 prices, respectively.

(3)  LONG-TERM DEBT

     A summary of long-term debt is as follows:

                                                                  1997           1996
                                                               -----------    -----------
Borrowings under revolving credit agreements...............    $35,286,620    $35,203,495
Term note, monthly payments of $154,762 plus interest,
  balance of $1,798,000 due in November 2001...............      7,369,046      9,226,190
Other......................................................      2,045,555      2,326,033
                                                               -----------    -----------
  Total long-term debt.....................................     44,701,221     46,755,718
Less current portion.......................................      2,104,149      2,144,643
                                                               -----------    -----------
                                                               $42,597,072    $44,611,075
                                                               ===========    ===========

     The Company has a revolving credit and term loan agreement which expires in November 2001. The agreement, as modified, provides for borrowings of up to $85,000,000 (including the balance of the term loan) from June 1 through January 31 or $60,000,000 from February 1 through May 31, or eligible accounts receivable and inventory, as described therein. At December 31, 1997, the Company could borrow an additional $10,300,000 under the agreement.

     Borrowings under the revolving credit agreement generally bear interest at prime plus .75% (9.25% at December 31, 1997), with the option to elect the London Interbank Offering Rate (LIBOR) plus 2.25% (8.1875% at December 31,
1997). The Company had borrowings of $35,286,620 at December 31, 1997 under the LIBOR option. The Company may elect to pay interest on a specified amount of borrowings (not less than $4,000,000 or more than $12,000,000) at a fixed rate based on the U.S. treasury note yield to maturity plus 2.5%. The interest period for any fixed rate loan must be no less than one year.

     At December 31, 1997, the Company had borrowed $7,369,046 under the term loan provisions of the agreement, $469,046 of which bears interest at 9.50% and $6,900,000 of which bears interest at 8.3125%.

     The annual interest rate on any loan under the agreement shall not be less than 5%. The Company must also pay a 1/2% annual fee, paid monthly on the unused portion of the revolving credit agreement. Advances under the revolving credit agreement are secured by accounts receivable, inventory and property, plant and equipment. The agreement contains restrictions as to maintenance of net worth and certain financial ratios, minimum levels of income and working capital, payment of cash dividends or purchases of treasury stock, additions to property, plant and equipment and incurrence of additional indebtedness. At December 31, 1997, the Company is in compliance with these covenants and has retained earnings available for dividends of $1,247,000.

     Aggregate long-term debt maturities at December 31, 1997, including the revolving credit agreement which expires in 2001, are as follows:

                            YEAR                                  AMOUNT
                            ----                                -----------
1998........................................................    $ 2,104,149
1999........................................................      3,655,694
2000........................................................      1,857,144
2001........................................................     37,084,234
                                                                -----------
                                                                $44,701,221
                                                                ===========

     The Company has obtained guarantees for letter of credit, primarily for importing purposes, up to $8,000,000. Outstanding letters of credit at December 31, 1997 and 1996 aggregated approximately $982,000 and $709,000, respectively.

     The fair market value of the Company's revolver and term notes approximated their carrying value at December 31, 1997. Other long-term debt with a carrying amount of $2,045,555 had a fair value of $2,057,329 at December 31, 1997.

(4)  INCOME TAXES

     The components of income tax expense (benefit) are shown below:

                                                      1997           1996           1995
                                                   -----------    -----------    ----------
Current:
  Federal......................................    $(2,903,272)   $  (735,825)   $1,238,132
  State........................................       (237,297)       (72,774)      107,664
                                                   -----------    -----------    ----------
Total Current..................................     (3,140,569)      (808,599)    1,345,796
                                                   -----------    -----------    ----------
Deferred:
  Federal......................................      3,727,294     (1,757,303)     (361,945)
  State........................................        312,526       (154,011)      (27,785)
                                                   -----------    -----------    ----------
Total deferred.................................      4,039,820     (1,911,314)     (389,730)
                                                   -----------    -----------    ----------
Total income tax expense.......................    $   899,251    $(2,719,913)   $  956,066
                                                   ===========    ===========    ==========

     The actual income tax expense differs from the expected expense computed by applying the statutory federal rate of 34% to pre tax income for the following reasons:

                                                        1997          1996          1995
                                                      ---------    -----------    --------
Computed "expected" expense (benefit).............    $ 948,260    $(2,519,589)   $778,539
Amortization of goodwill..........................       38,291         38,291      38,291
State income tax expense (benefit), net...........       49,651       (112,700)     47,190
(Income) loss of foreign subsidiary...............     (138,720)       (46,699)     86,700
Other.............................................        1,769        (79,214)      5,346
                                                      ---------    -----------    --------
Actual income tax expense (benefit)...............    $ 899,251    $(2,719,913)   $956,066
                                                      =========    ===========    ========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are presented below:

                                                                       1997           1996
                                                                    -----------    -----------
    Deferred income tax assets:
      Inventories...............................................    $ 1,102,290    $ 1,482,408
      Accrued liabilities.......................................      2,082,141      2,710,118
      Allowances for doubtful accounts, sales discounts and
         returns................................................             --        602,992
      Other.....................................................        348,998             --
                                                                    -----------    -----------
    Total gross deferred assets.................................      3,533,429      4,795,518
                                                                    -----------    -----------
    Deferred income tax liabilities:
      Property, plant and equipment.............................       (800,607)      (579,466)
      Inventories...............................................     (3,389,671)    (2,515,777)
      Allowances for doubtful accounts, sales discounts and
         returns................................................     (1,393,652)            --
      Interest receivable.......................................       (206,098)            --
                                                                    -----------    -----------
    Total gross deferred liabilities............................     (5,790,028)    (3,095,243)
                                                                    -----------    -----------
    Net deferred tax asset (liability)..........................    $(2,256,599)   $ 1,700,275
                                                                    ===========    ===========

     A valuation allowance for deferred tax assets was not necessary at December 31, 1997 or 1996. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(5)  EMPLOYEE BENEFIT PLANS

     Substantially all of the Company's employees are covered by two defined benefit pension plans.

     The following items are components of net pension cost:

                                                       1997          1996          1995
                                                    -----------    ---------    -----------
Service cost -- benefits earned during the
  year..........................................    $   632,271    $ 555,874        550,436
Interest cost on projected benefit obligation...        675,117      612,287        548,626
Actual return on plan assets....................     (1,244,075)    (788,136)    (1,323,955)
Net amortization and deferral...................        493,786      124,964        799,328
                                                    -----------    ---------    -----------
Net pension cost................................    $   557,099      504,989    $   574,435
                                                    ===========    =========    ===========

     The following table sets forth the plans' funded status:

                                                                 1997             1996
                                                              -----------      -----------
Actuarial present value of benefit obligations:
Accumulated benefit obligation, including vested benefits
  of $8,018,907 and $6,630,660............................    $ 8,998,156      $ 7,476,284
Additional benefits based on future salary levels.........      1,130,555          908,352
                                                              -----------      -----------
Projected benefit obligation..............................     10,128,711        8,384,636
Plan assets at fair market value..........................      9,119,571        7,564,007
                                                              -----------      -----------
Plan assets less than projected benefit obligation........      1,009,140          820,629
Unrecognized net loss (gain) from experience different
  from that assumed.......................................       (246,146)         134,977
Unrecognized net transition asset being amortized over
  approximately fifteen years.............................        323,288          397,922
Additional pension liability in excess of unrecognized
  prior service cost......................................        565,817          364,792
                                                              -----------      -----------
Accrued pension cost recorded in other accrued liabilities
  in the accompanying balance sheets......................    $ 1,652,099      $ 1,718,320
                                                              ===========      ===========

     Under the requirements of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," an additional minimum pension liability for one plan, representing the excess of accumulated benefits over plan assets and accrued pension costs, was recognized at December 31, 1997 and 1996.

     The plans' assets consist of a balanced portfolio of investments in money market, common stock, bond and real estate funds. The discount rate and the rate of increase in future compensation levels used to determine the actuarial present value of the projected benefit obligation were 7.0% and 5% for 1997 and 7.5% and 5% for 1996. The expected long-term rate of return on plan assets was 9%.

     The Company has a cash incentive program for certain key employees. Under the terms of the plan, cash awards are made based upon the achievement of certain corporate and individual performance goals. Awards in total are limited to not more than 5% of the Company's earnings before interest and taxes. No awards were earned under the program in 1997 or 1996.

     The Company maintains a defined contribution savings plan covering substantially all employees. The plan is funded through employee and voluntary employer contributions. The Company accrued contributions of $140,000, $140,000 and $125,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

     The Company has adopted an incentive stock option plan (the ISO Plan), a Nonemployee Director Stock Option Plan (the Directors' Plan) and a Non-Statutory Stock Option Plan (the Non-Statutory Plan). Under the ISO Plan, options to acquire a total of 111,000 shares of the Company's common stock were granted to certain employees, 46,000 in 1993, 52,500 in 1994 and 12,500 in 1997. The
options vest over five years, with 20% cumulative vesting each year and expire six years after the date of grant. The options granted in 1997 allow the holders to acquire stock for $3.4375 per share, which was the fair market value of the stock when the options were granted. In 1997, the exercise price and exercise period for options granted in 1993 and 1994 and still held by active employees were amended. The exercise price was reduced to $3.4375 per share, which was the fair market value of the stock on the effective date of the amendment, and the exercise period was extended an additional year to six years. Under the Directors' Plan, options to acquire a total of 15,000 shares of common stock were granted to nonemployee directors in 1993. The options vest immediately, expire five years after the date of grant and allow the holders to acquire stock for $7.375 per share, which was the fair market value of the stock when the options were granted. Also under the Directors' Plan, options to acquire a total of 15,000 additional shares of common stock were granted to nonemployee directors in 1997. The options vest immediately, expire five years after the date of grant and allow the holders to acquire stock for $3.4375 per share, which was the fair market value of the stock when the options were granted. At December 31, 1997 and 1996, there were options on 93,000 shares and 88,000 shares, respectively, outstanding of which 55,700 shares and 43,300 shares, respectively, were exercisable at $3.4375 and $7.375 per share, respectively under the ISO Plan. At December 31,1997 there were options on 30,000 shares, outstanding and exercisable (15,000 at $3.4375 per share and 15,000 at $7.375 per share) under the Directors' Plan. At December 31, 1996 there were 15,000 shares outstanding and exercisable at $7.375 per share under the Director's Plan. No options have been granted under the Non-Statutory Plan.

     In 1994, the Company adopted a supplemental executive retirement plan ("SERP") for certain officers of the Company who were unable to participate in the Company's qualified defined benefit plan beginning January 1, 1989, because of changes in the tax laws which imposed certain antidiscrimination requirements upon qualified plans. The SERP provides for a normal retirement benefit for each of the officers. Early retirement benefits under the SERP would be actuarially adjusted to reflect the earlier commencement of the benefit. The SERP is funded by the purchase of life insurance policies to be held in trust. The Company reimburses the participants for the current tax recognition resulting from insurance policy purchases. The respective costs are being amortized over a five year vesting employment period of the participants. The expense for this plan was approximately $407,000, $401,000 and $484,000 for 1997, 1996 and 1995,
respectively.

(6)  COMMITMENTS AND CONTINGENCIES

(A)  LEASES

     The Company leases certain equipment under operating lease agreements. Rent expense was approximately $1,250,000, $1,139,000 and $853,000 for the years ended December 31, 1997, 1996 and 1995.

     Future lease commitments under long-term, noncancelable operating leases are as follows:

                            YEAR                                  AMOUNT
                            ----                                ----------
1998........................................................    $  817,000
1999........................................................       631,000
2000........................................................       488,000
2001........................................................       445,000
2002........................................................       436,000
Thereafter..................................................       540,000
                                                                ----------
                                                                $3,357,000
                                                                ==========

     It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1998.

(B)  CONTINGENCIES

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

     The Company is a party to environmental proceedings at two sites and is investigating the need for remediation at two additional facilities of the Company. The Company has accrued approximately $200,000 for the anticipated future costs of investigation and remediation. Although such costs could exceed that amount, the Company believes that any such excess will not have a material impact on the Company's financial position or results of operations.

(7)  SIGNIFICANT CUSTOMER AND FOREIGN OPERATIONS

     One customer accounted for approximately 27%, 27% and 29% of net sales for the years ended December 31, 1997, 1996 and 1995, respectively. As of December 31, 1997 accounts receivable from a single customer comprised 19% of total accounts receivable and accounts receivable denominated in foreign currencies amounted to approximately $4.0 million.

     Income (loss) before income taxes attributable to Toastmaster de Mexico S.A. de C.V. amounted to $408,000 in 1997, $236,000 in 1996 and ($255,000) in
1995.

(8)  UNAUDITED QUARTERLY FINANCIAL DATA

                                                                  QUARTER
                                                  ----------------------------------------
                                                   FIRST     SECOND      THIRD     FOURTH
                                                  -------    -------    -------    -------
1997:
  Net sales.....................................  $26,315    $27,757    $44,209    $56,066
  Gross profit..................................    4,134      4,967      8,639     11,142
  Income (loss) before income taxes.............   (1,782)    (1,131)     2,123      3,579
  Net income (loss).............................   (1,141)      (712)     1,410      2,333
  Basic and diluted earnings (loss) per common
     share......................................    (0.15)     (0.09)      0.19       0.30
1996:
  Net sales.....................................  $26,738    $32,634    $49,321    $54,356
  Gross profit..................................    3,359      4,282      9,573      3,377
  Income (loss) before income taxes.............   (2,605)    (2,042)     1,481     (4,245)
  Net income (loss).............................   (1,654)    (1,312)       950     (2,675)
  Basic and diluted earnings (loss) per common
     share......................................     (.22)      (.17)       .13       (.36)
1995:
  Net sales.....................................  $30,827    $36,528    $56,356    $64,798
  Gross profit..................................    4,196      5,267      9,759     12,977
  Income (loss) before income taxes.............   (1,559)      (939)     1,550      3,238
  Net income (loss).............................   (1,091)      (608)       962      2,071
  Basic and diluted earnings (loss) per common
     share......................................     (.14)      (.08)       .13        .27

(9)  RESTRUCTURING

     The Company completed the process of restructuring its product lines and operations in 1997. The Company disposed of its environmental products line and discontinued the production of certain kitchen countertop appliances and time products. The inventory and manufacturing equipment related to these products will be disposed of through normal channels of distribution and sale and abandonment, respectively.

     Restructuring charges incurred in the fourth quarter of 1996 consisted of inventory valuation charges of $5,666,000, anticipated losses on the disposal of fixed assets of $1,684,000 and accrued expenses of $250,000. Total restructuring charges in 1996 amounted to $7,600,000 before income taxes and are recorded in cost of sales.

     Additional restructuring charges of $123,000 were incurred in 1997 for anticipated losses on the disposal of fixed assets and are recorded in cost of sales. At December 31, 1997, accrued restructuring expenses amounted to $127,000.

(10)  ACCOUNTING FOR STOCK BASED COMPENSATION

     The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for 1997 awards and amendments under these plans consistent with the methodology presented in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income would have been reduced by approximately $47,500 in 1997 or $0.01 for basic and diluted earnings per common share. The fair value of the options granted and amended during 1997 is estimated at values ranging from $0.62 to $1.03, on the dates of grant or amendment using the Black-Scholes option-pricing model with the following assumptions: dividend rate of $0.02 per share, volatility of 33.47%, risk-free interest rate ranging between 5.88% and 6.31% and an expected life ranging between 1.5 and 4.0 years.

     Pro forma net income reflects only options granted or amended since December 31, 1994. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

                                TOASTMASTER INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                 (UNAUDITED)
                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                    1998             1997
                                                                -------------    ------------
ASSETS
Cash........................................................      $    356         $    178
Accounts receivable, less allowances........................        34,903           42,396
Inventories
  Finished goods............................................        38,677           26,029
  Raw matl., WIP............................................         8,225            7,157
  LIFO/inventory valuation
          Total inventory...................................        45,984           31,826
Deferred income tax.........................................             0                0
Prepaid expenses............................................         2,077            2,145
Income taxes receivable.....................................         5,645            4,070
                                                                  --------         --------
          Total current assets..............................        89,091           80,615
Property, plant and equipment
  Land......................................................           928              928
  Buildings.................................................        10,602            9,885
     Less: accumulated depreciation.........................        (5,781)          (5,393)
  Machinery & equipment.....................................        39,759           45,661
     Less: accumulated depreciation.........................       (28,433)         (31,818)
                                                                  --------         --------
       Net property, plant & equipment......................        17,075           19,263
Goodwill, net of accumulated amortization...................         3,181            3,265
Other assets................................................         3,129            3,148
                                                                  --------         --------
                                                                  $112,476         $106,291
                                                                  ========         ========
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt....................      $  2,054         $  2,104
  Accounts payable..........................................         7,812            4,383
  Accrued expenses..........................................        12,138           12,936
  Deferred income taxes.....................................         1,456            1,456
                                                                  --------         --------
          Total current liabilities.........................        23,460           20,879
Long term debt, excl. current installments..................        50,135           42,597
Deferred income taxes.......................................           801              801
Other liabilities...........................................           805              695
                                                                  --------         --------
          Total liabilities.................................        75,201           64,972
                                                                  --------         --------
Stockholders' equity:
  Common stock, $.10 par value..............................           760              760
  Additional paid-in capital................................        25,340           25,344
  Retained earnings.........................................        11,905           15,878
  Accumulated other comprehensive income....................          (492)            (375)
                                                                  --------         --------
                                                                    37,513           41,607
  Treasury stock............................................          (238)            (288)
                                                                  --------         --------
          Total stockholders' equity........................        37,275           41,319
                                                                  --------         --------
                                                                  $112,476         $106,291
                                                                  ========         ========

                            See accompanying notes.

                                TOASTMASTER INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    (UNAUDITED)
                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                                --------------------
                                                                 1998         1997
                                                                -------      -------
Net sales...................................................    $92,923      $98,281
Cost of sales...............................................     80,094       80,539
                                                                -------      -------
  Gross profit..............................................     12,829       17,742
Selling, general and administrative expenses................     15,430       16,101
                                                                -------      -------
  Operating income (loss)...................................     (2,601)       1,640
Other income -- Interest....................................          0          343
Other expense -- Interest...................................      2,821        2,775
                                                                -------      -------
  Income (Loss) before income taxes.........................     (5,422)        (791)
Income tax expense (benefit)................................     (1,905)        (348)
                                                                -------      -------
     Net income (loss)......................................    $(3,517)     $  (443)
                                                                =======      =======
Basic earnings (loss) per common share......................    $ (0.47)     $ (0.06)
Diluted earnings (loss) per common share....................    $ (0.46)     $ (0.06)
Weighted average shares used in computation:
  Basic earnings per common share...........................      7,547        7,538
  Diluted earnings per common share.........................      7,588        7,542

                            See accompanying notes.

                                TOASTMASTER INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                      (UNAUDITED)
                                                                   NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                                ------------------------
                                                                  1998           1997
                                                                ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................    $  (3,517)     $    (443)
Adjustments to reconcile net loss to net cash from operating activities:
  Depreciation and amortization.............................        2,911          2,814
  Loss on sale of property, plant and equipment.............          (26)             0
  Restructuring charge......................................            0            123
  Accounts receivable.......................................        7,493          2,554
  Inventories...............................................      (14,284)        (7,750)
Prepaid expenses & other current assets.....................          (68)        (1,311)
Other assets................................................           15           (166)
Accounts payable............................................        2,429          4,972
Accrued liabilities.........................................         (688)        (1,000)
Income taxes................................................       (1,575)          (348)
                                                                    2,605           (120)
                                                                ---------      ---------
     Net cash flows used in operating activities............       (6,122)          (563)
                                                                ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment..................       (1,349)        (3,423)
Proceeds from sale of property, plant and equipment.........          688              0
                                                                ---------      ---------
     Net cash flows used in investing activities............         (661)        (3,423)
                                                                ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit agreement....................      111,128        106,005
Repayments of revolving credit agreement....................     (102,044)       (99,946)
Stock options exercised.....................................           43              0
Dividends paid..............................................         (453)          (453)
Repayment of long-term debt.................................       (1,596)        (1,608)
                                                                ---------      ---------
     Net cash flows provided by financing activities........       (7,078)        (3,778)
                                                                ---------      ---------
Foreign currency translation adjustment.....................         (117)            (3)
     Net increase (decrease) in cash........................         (178)           (15)
Cash at beginning of period.................................          178             97
                                                                ---------      ---------
Cash at end of period.......................................    $     356      $     112
                                                                =========      =========
Cash paid during the period for:
     Interest...............................................    $   2,736      $   2,699
     Income taxes...........................................    $       0      $       0

                            See accompanying notes.

                                TOASTMASTER INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     1. The accompanying financial statements as of September 30, 1998 and September 30, 1997 and for the nine months then ended are unaudited. The balance sheet as of December 31, 1997 has been derived from the audited balance sheet as of that date. The consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. These financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 1997 and notes thereto contained in the Company's Annual Report to Shareholders incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 1997. The results of operations for the interim periods shown are not necessarily indicative of the results for the entire fiscal year ending December 31, 1998.

     2. The loan and security agreement between the Company and Fleet Capital Corporation, as described in note 3 in the Notes to Consolidated Financial Statements contained in the Company's Annual Report to Shareholders, was amended as of March 11, 1998. The amendment reduced by .5% the interest rate under the London Interbank Offering Rate (LIBOR) option for borrowings under the revolving credit and term loan provisions of the agreement. The Company was not in compliance with Sec. 9.3(C), Quarterly Pre-Tax Earnings, for the nine months ended September 30, 1998. A waiver has been obtained for this non-compliance as of September 30, 1998.

     3. Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The adjustments that were previously made through stockholders' equity for the minimum pension liability and foreign currency adjustments will now be disclosed as other comprehensive income. For the nine months ended September 30, 1998, other comprehensive loss was $117 thousand and the total comprehensive loss was $3,634 million. For the nine months ended September 30, 1997, other comprehensive loss was $3 thousand and the total comprehensive loss was $440 thousand.

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                                  $125,000,000

                                 EXCHANGE OFFER

                                  SALTON, INC.

                                  SALTON LOGO

                          10 3/4% SENIOR SUBORDINATED
                                 NOTES DUE 2005

                                   PROSPECTUS


                                FEBRUARY 2, 1999


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